

2024 ANNUAL REPORT

Notice of 2025 Annual Meeting and Proxy Statement



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SKYWEST
INCORPORATED
Alaska
American
Delta
United
December 2024
© 2024 Mapbox © OpenStreetMap



UNITED DELTA American Airlines Alaska AIRLINES

To our Shareholders,

Throughout 2024 we continued execution on our business objectives to take care of our people, to deliver on our partner commitments, and to minimize our risk as we optimize our capital deployment. We were honored that our collective efforts were recognized with SkyWest being named one of Fortune's World's Most Admired Companies for 2025. SkyWest is one of only three US airlines and the only regional airline on Fortune's list. This distinction is not possible without the integrity and teamwork of our more than 14,000 professionals.

Together in 2024, SkyWest teams delivered more than 300 days of 100% adjusted completion, carrying more than 42 million passengers safely to their destinations. Safely and reliably connecting people with global access via our four major partners is the basis of our product, and we're proud to do it better than anyone in our space.

SkyWest's inimitable model of collaborating with our people enables us to rapidly respond to both challenge and opportunity, as well as to deliver the best product in the regional industry. We believe this unique, collaborative approach not only benefits our people and our product, but it has also been a fundamental part of our success for 53 years and will continue to help the SkyWest team lead the industry forward in 2025 and beyond.

In 2024 we were able to achieve a position where our pilot staffing, hiring, and production are well-matched with a very robust pipeline. We are fully confident the measures we have put into place over the past three years will stabilize pilot staffing over the long term.

SkyWest Charter, or SWC, continues strong, on-demand charter operations and we are optimistic about its future as we continue to expect it will remain a small portion of our overall business. As always, we remain disciplined to ensure our capital is deployed effectively and profitably.

We remain optimistic about our growth possibilities, including the following three focus areas: 1) growth in underserved communities and the deployment of additional CRJ550 aircraft; 2) improved aircraft utilization and availability on our ERJ and CRJ fleets; and 3) placing new E175s into service throughout this year and next.

We believe that our strong balance sheet and liquidity and the actions we will be taking to invest in a variety of growth opportunities, will continue to position us well to drive total shareholder returns.

Overall, demand for each of our products remains strong and we remain aggressive and disciplined to advance our position at the forefront of the regional industry for our people, our partners, and our shareholders. We continue to play the long game and have spent the last several years investing heavily in our fleet and in our people to ensure we are in the best possible situation to respond to market demands.

James L. Welch
Chairman
SkyWest, Inc.

Russell A. "Chip" Childs
President and Chief Executive Officer
SkyWest, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File No. 0-14719

SKYWEST, INC.

Incorporated under the Laws of Utah　　　　　　　**87-0292166**
　　　　　　　　　　　　　　　　　　　　　　　　　(IRS Employer ID No.)

444 South River Road
St. George, Utah 84790
(435) 634-3000

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock, No Par Value	**SKYW**	**The Nasdaq Global Select Market**

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒　　Accelerated filer ☐　　Non-accelerated filer ☐　　Smaller reporting company ☐　　Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates (based upon the closing sale price of the registrant's common stock on The Nasdaq Global Select Market) on June 30, 2024 was approximately $3,290,491,847.

As of February 7, 2025, there were 40,330,017 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's proxy statement to be used in connection with the registrant's 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report as specified. Such proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended December 31, 2024.

SKYWEST, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Unless otherwise indicated in this Report, "SkyWest," "we," "us," "our" and similar terms refer to SkyWest, Inc., including SkyWest's wholly-owned subsidiary SkyWest Airlines, Inc. "SkyWest Airlines" refers to our wholly-owned subsidiary SkyWest Airlines, Inc., "SkyWest Leasing" refers to our wholly-owned subsidiary SkyWest Leasing, Inc. and "SWC" refers to our wholly-owned subsidiary SkyWest Charter, LLC.

Cautionary Statement Concerning Forward-Looking Statements

Certain of the statements contained in this Report should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "forecast," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "hope," "likely," and "continue" and similar terms used in connection with statements regarding our outlook, anticipated operations, the revenue environment, our contractual relationships, and our anticipated financial performance. These statements include, but are not limited to, statements about the continued demand for our product, the effect of economic conditions on SkyWest's business, financial condition and results of operations, the scheduled aircraft deliveries, fleet expansion and anticipated fleet size for SkyWest in upcoming periods, expected production levels in future periods and associated staffing challenges, pilot attrition trends, SkyWest's coordination with United Airlines, Inc. ("United"), Delta Air Lines, Inc. ("Delta"), American Airlines, Inc. ("American") and Alaska Airlines, Inc. ("Alaska") (each, a "major airline partner" and together, "major airline partners") to optimize the delivery of aircraft under previously announced agreements and quickly placing new aircraft deliveries into service, the expected terms, timing and benefits related to SkyWest's leasing, strategic partnership and joint venture transactions, SkyWest's provision of assets to Corporate Flight Management, Inc. d/b/a Contour Airlines ("Contour"), scheduled flight service to smaller communities, increasing the utilization and efficiency of all fleet types as well as SkyWest's future financial and operating results, plans, objectives, expectations, estimates, intentions and outlook, and other statements that are not historical facts. All forward-looking statements included in this Report are made as of the date hereof and are based on information available to SkyWest as of such date. SkyWest assumes no obligation to update any forward-looking statements unless required by law. Readers should note that many factors could affect the future operating and financial results of SkyWest and could cause actual results to vary materially from those expressed in forward-looking statements set forth in this Report. These factors include, but are not limited to the challenges of competing successfully in a highly competitive and rapidly changing industry; developments associated with fluctuations in the economy and the demand for air travel, including related to inflationary pressures, and related decreases in customer demand and spending; uncertainty regarding potential future outbreaks of infectious diseases or other health concerns, and the consequences of such outbreaks to the travel industry, including travel demand and travel behavior, and our major airline partners in general and the financial condition and operating results of SkyWest in particular; the prospects of entering into agreements with existing or other carriers to fly new aircraft; uncertainty regarding timing and performance of key third-party service providers; ongoing negotiations between SkyWest and its major airline partners regarding their contractual obligations; uncertainties regarding operation of new aircraft; the ability to attract and retain qualified pilots, including captains, and related staffing challenges; the impact of regulatory issues such as pilot rest rules and qualification requirements; the ability to obtain aircraft financing; the financial stability of SkyWest's major airline partners and any potential impact of their financial condition on the operations of SkyWest; fluctuations in flight schedules, which are determined by the major airline partners for whom SkyWest conducts flight operations; variations in market and economic conditions; significant aircraft lease and debt commitments; estimated useful life of long-lived assets, residual aircraft values and related impairment charges; labor relations and costs; the impact of global instability; rapidly fluctuating fuel costs and potential fuel shortages; the impact of weather-related, natural disasters and other air safety incidents on air travel and airline costs; aircraft deliveries; uncertainty regarding ongoing hostility between Russia and the Ukraine, as well as Israel and Hamas, and the related impacts on macroeconomic conditions and on the international operations of any of our major airline partners as a result of such conflict; the availability of parts used in connection with maintenance and repairs of the aircraft; the availability of suitable replacement aircraft for aging aircraft; and other unanticipated factors.

There may be other factors that may affect matters discussed in forward-looking statements set forth in this Report, which factors may also cause actual results to differ materially from those discussed. We assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these statements other than as required by applicable law.

ITEM 1. BUSINESS

General

Through SkyWest Airlines, we offer scheduled passenger service to destinations in the United States, Canada and Mexico. Substantially all of our flights are operated as United Express, Delta Connection, American Eagle or Alaska Airlines flights under code-share agreements with United, Delta, American or Alaska, respectively. Code-share agreement are commercial agreements between airlines that, among other things, allow one airline to use another airline's flight designator codes on its flights. As of December 31, 2024, we offered approximately 2,190 daily departures, of which approximately 890 were United Express flights, 700 were Delta Connection flights, 380 were American Eagle flights and 220 were Alaska Airlines flights.

We generally provide regional flying to our major airline partners under long-term, fixed-fee, code-share agreements. Under these fixed-fee agreements (commonly referred to as "capacity purchase agreements"), our major airline partners generally pay us fixed rates for operating the aircraft primarily based on the number of completed flights, flight time and the number of aircraft under contract. The major airline partners either directly pay for or reimburse us for specified direct operating expenses, including fuel expenses. Our operations are conducted principally at airports that support our major airline partners' route networks, including Chicago (O'Hare), Dallas, Denver, Detroit, Houston, Los Angeles, Minneapolis, Phoenix, Salt Lake City, San Francisco and Seattle.

We conduct our code-share operations with our major airline partners pursuant to various code-share agreements described under the heading "Code-Share Agreements" below.

Fleet

SkyWest has been flying since 1972. During our long operating history, we have developed an industry-leading reputation for providing quality regional airline service. As of December 31, 2024, our fleet consisted of aircraft manufactured by Embraer S.A. ("Embraer") and MHI RJ Aviation ULC, formerly known as Bombardier Aerospace ("Bombardier"), including the E175 regional jet aircraft ("E175"), the Canadair CRJ900 regional jet aircraft ("CRJ900"), the Canadair CRJ700 regional jet aircraft ("CRJ700"), including a 50-seat configuration of the CRJ700 aircraft, commonly referred to as a "CRJ550" and the Canadair CRJ200 regional jet aircraft ("CRJ200"). As of December 31, 2024, we had 624 total aircraft in our fleet, including 492 aircraft in scheduled service or under contract pursuant to our code-share agreements, summarized as follows:

	E175	CRJ900	CRJ700/CRJ550	CRJ200	Total
United	114	—	27	75	216
Delta	86	36	21	—	143
American	20	—	71	—	91
Alaska	42	—	—	—	42
Aircraft in scheduled service or under contract	262	36	119	75	492
SWC	—	—	—	18	18
Leased to third parties	—	5	35	—	40
Other [1]	—	8	20	46	74
Total Fleet	262	49	174	139	624

[1] As of December 31, 2024, other aircraft included: supplemental spare aircraft supporting our code-share agreements that may be placed under future code-share or leasing arrangements, aircraft transitioning between code-share agreements with our major airline partners or aircraft that are scheduled to be disassembled for use as spare parts.

Bombardier and Embraer are the primary manufacturers of regional jets operated in the United States and offer many of the amenities of larger commercial jet aircraft, including flight attendant service, a stand-up cabin, overhead and under seat storage, lavatories and in-flight snack and beverage service. The Bombardier CRJ900, CRJ700 and CRJ550 aircraft and the Embraer E175 aircraft we operate are configured with a first-class seating section. The Bombardier CRJ200 aircraft we operate are configured with single-class seating. The speed of Bombardier and Embraer regional jets is comparable to larger aircraft operated by major airlines, and they have a range of approximately 1,600 miles and 2,100 miles, respectively. As of December 31, 2024, our fleet seat configuration by aircraft type is summarized as follows:

Manufacturer	Aircraft Type	Seat Configuration
Embraer	E175s	70-76
Bombardier . .	CRJ900s	70-76
Bombardier . .	CRJ550/CRJ700s	50-70
Bombardier . .	CRJ200s	30-50

SkyWest Leasing

SkyWest Leasing is a reportable segment that includes revenue associated with our financing of new aircraft with debt under our capacity purchase agreements, currently consisting of our E175 aircraft, and the depreciation and interest expense of our E175 aircraft. The SkyWest Leasing segment additionally includes the revenue and expense from leasing aircraft and engines to third parties. The SkyWest Leasing segment's total assets and capital expenditures include the acquired E175 aircraft and aircraft and engines leased to third parties.

As of December 31, 2024, SkyWest Leasing leased 35 CRJ700 aircraft, five CRJ900 aircraft and regional jet aircraft engines to third parties.

SkyWest Charter (SWC)

In 2022, we formed a new subsidiary, SWC, which began operations in 2023. SWC offers on-demand charter service using CRJ200 aircraft in a 30-seat configuration. As of December 31, 2024, SWC had 18 aircraft available for on-demand charter service.

Competition and Economic Conditions

The airline industry is highly competitive. We compete principally with other regional airlines. Our operations extend throughout most major geographic markets in the United States. Our competition includes, therefore, nearly every other domestic regional airline. Our primary competitors include Air Wisconsin Airlines Corporation ("Air Wisconsin"); Endeavor Air, Inc. ("Endeavor") (owned by Delta); Envoy Air Inc. ("Envoy"), PSA Airlines, Inc. ("PSA") and Piedmont Airlines ("Piedmont") (Envoy, PSA and Piedmont are owned by American); Horizon Air Industries, Inc. ("Horizon") (owned by Alaska Air Group, Inc.); GoJet Airlines, LLC ("GoJet"); Mesa Air Group, Inc. ("Mesa"); and Republic Airways Holdings Inc. ("Republic"). Major airlines typically award code-share flying agreements to regional airlines based primarily upon the following criteria: ability to fly contracted schedules, availability of labor resources, including pilots, low operating cost, financial resources, geographical infrastructure, overall customer service levels relating to on-time arrival and flight completion percentages and the overall image of the regional airline. Additionally, each major airline may be limited in the number and type of regional aircraft it may use in its network due to agreements the major airline has with its own labor groups, commonly referred to in the industry as "scope limitations." Given our major airline partners' scope limitations, we currently do not operate a regional aircraft configured with more than 76 seats.

The principal competitive factors for regional airline code-share agreements include labor resources, code-share agreement terms, reliable flight operations, operating cost structure, ability to finance new aircraft, certification to operate certain aircraft types and geographical infrastructure supporting markets and routes served.

Our operations represent the largest regional airline operations in the United States. However, regional carriers owned by major airlines may have access to greater resources than we do through their parent companies.

Generally, the airline industry is sensitive to changes in general economic conditions. Economic downturns, combined with competitive pressures, have contributed to a number of reorganizations, bankruptcies, liquidations and business combinations among major and regional carriers. The effect of economic downturns may be somewhat mitigated by our predominantly contract-based flying agreements. If, however, any of our major airline partners experience a prolonged decline in the number of passengers or are negatively affected by low ticket prices or high fuel prices, they may seek rate reductions in future code-share agreements, or materially reduce scheduled flights in order to reduce their costs. In addition, adverse weather conditions can impact our ability to complete scheduled flights and can have a negative impact on our operations and financial condition. Also, major airline scope limitations may restrict growth opportunities for the regional carriers. Additionally, attrition of our pilots or other workgroups may reduce our flying schedules and have a negative impact on our operations and financial condition.

Impact of Regional Airline Captain Availability on Production

As passenger demand in the airline industry recovered from the COVID-19 pandemic in 2020, the number of regional airline captains and first officers hired by major airlines and low-cost carriers significantly increased. As a result, we experienced a high level of captain and first officer attrition during 2022 and 2023. During 2024, captain attrition began to ease. Sequential fluctuations in the number of completed departures and completed block hours from 2022 to 2024 were primarily driven by available captains.

Capacity and flight schedule impact. We completed the following number of flights and related block hours in 2024, 2023 and 2022:

| | For the year ended December 31, | | |
	2024	2023	2022
Departures	766,742	691,962	739,388
Block hours	1,292,040	1,140,443	1,254,392

Liquidity

At December 31, 2024, we had $876.7 million in total available liquidity, consisting of $801.6 million in cash, cash equivalents and marketable securities, and $75.1 million available for borrowing under our line of credit.

Industry Overview

Majors, Low-Cost Carriers and Regional Airlines

The airline industry in the United States has traditionally been comprised of several major airlines, including Alaska, American, Delta and United. The major airlines offer scheduled flights to most major U.S. cities, numerous smaller U.S. cities, and cities throughout the world through a hub-and-spoke network.

Low-cost carriers, such as Southwest Airlines Co. ("Southwest"), JetBlue Airways Corporation ("JetBlue"), Spirit Airlines, Inc. ("Spirit"), Allegiant Travel Company ("Allegiant"), Frontier Group Holdings, Inc. ("Frontier") and Breeze Aviation Group, Inc. ("Breeze") generally have lower cost structures than major airlines, which permits them to offer flights to and from many of the same markets as the major airlines, but at lower prices. Low-cost carriers typically operate using a point-to-point network strategy, rather than a hub-and-spoke network.

Regional airlines, including SkyWest, typically operate smaller aircraft on shorter routes than major and low-cost carriers. Several regional airlines, including Endeavor, Envoy, Horizon, Piedmont and PSA, are wholly-owned subsidiaries of major airlines.

Regional airlines generally do not try to establish an independent route system and compete with the major airlines. Rather, regional airlines typically enter into agreements with one or more major airlines, pursuant to which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a hub of the major airline and a smaller outlying city. In exchange for such services, the major airline pays the regional airline either fixed fees to operate the flight, termed "capacity purchase agreement," or "flying contract," or the regional airline receives a percentage of applicable passenger ticket revenues on designated flights operated by the regional airline, termed "prorate agreement" as described in more detail below.

Code-Share Agreements

Regional airlines generally enter into code-share agreements with major airlines, pursuant to which the regional airline is authorized to use the major airline's two-letter flight designator codes to identify the regional airline's flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of the major airline and to market and advertise its status as a carrier for the major airline. Code-share agreements also generally obligate the major airline to provide services such as reservations, ticketing, ground support and gate access to the regional airline, and the major airline often coordinates marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low-capacity (usually between 50 and 76 seats) flights between larger airports served by the major airline and surrounding cities, usually in lower-volume markets. The financial arrangements between the

regional airlines and their code-share partners usually involve either capacity purchase agreements or prorate agreements as explained below:

- *Capacity Purchase Agreements.* Under a capacity purchase agreement, the major airline generally pays the regional airline a fixed-fee for each departure, flight hour (measured from takeoff to landing, excluding taxi time) and block hour (measured from takeoff to landing, including taxi time) and an amount per aircraft in service each month with additional incentives based on completion of flights, on-time performance and other operating metrics. The regional airline typically acquires or finances the aircraft used under the capacity purchase agreement, which is accounted for as a lease of the aircraft to our major airline partner. In addition, under a capacity purchase agreement, the major airline bears the risk of fuel price fluctuations and certain other costs. Regional airlines benefit from capacity purchase agreements because they are protected from some of the elements that typically cause volatility in airline financial performance, including variations in ticket prices, number of passengers onboard each flight and increasing fuel prices. However, regional airlines with capacity purchase agreements generally do not benefit from positive trends in ticket prices, ancillary revenue, such as baggage and food and beverage fees, the number of passengers enplaned or decreasing fuel prices, because the major airlines retain passenger fare volatility risk and fuel costs associated with the regional airline flight.

- *Prorate Agreements.* Under a prorate agreement, the major airline and regional airline negotiate a passenger fare proration formula for specifically identified routes, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. On the other hand, the regional airline receives all of the passenger fare when a passenger purchases a ticket on a route solely operated by the regional airline. Substantially all costs associated with the regional airline flight are borne by the regional airline, including the fuel cost. In a prorate agreement, the regional airline may realize increased profits as ticket prices and passengers carried increase or fuel prices decrease and, correspondingly, the regional airline may realize decreased profits as ticket prices and passengers carried decrease or fuel prices increase.

We have code-share agreements with United, Delta, American and Alaska. During the year ended December 31, 2024, approximately 87% of our flying agreements revenue related to capacity purchase agreement flights, where United, Delta, American and Alaska controlled scheduling, ticketing, pricing, and seat inventories. The remainder of our flying agreements revenue during the year ended December 31, 2024, related to prorate flights for United or Delta, where we controlled scheduling, pricing and seat inventories on certain prorate routes, and shared passenger fares with United or Delta according to prorate formulas and SWC on-demand charter flights. The routes placed under our prorate agreements typically include flight service between one of our partners' hub cities and a city not served under our capacity purchase agreements.

Under our capacity purchase agreements, our major airline partners compensate us for our costs of owning the aircraft on a monthly basis. The aircraft compensation structure varies by agreement but is intended to cover either our aircraft principal and interest debt service costs or our aircraft depreciation and interest expense while the aircraft is under contract. The number of aircraft under our capacity purchase agreements and our prorate agreements as of December 31, 2024 is reflected in the summary below. The following summaries of our code-share agreements with our major airline partners do not purport to be complete and are qualified in their entirety by reference to the applicable agreement.

United Express Agreements

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
United Express Agreements (capacity purchase agreement)	• E175 • CRJ700/CRJ550 • CRJ200	114 27 50	• Individual aircraft have scheduled removal dates under the agreement between 2025 and 2033 • The average remaining term of the aircraft under contract is 2.5 years
United Express Prorate Agreement (prorate agreement)	• CRJ 200	25*	• Terminable with 120-day notice
Total under United Express Agreements		216	

Delta Connection Agreements

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
Delta Connection Agreement (capacity purchase agreement)	• E175 • CRJ900 • CRJ700	86 35 5	• Individual aircraft have scheduled removal dates from 2025 to 2034 • The average remaining term of the aircraft under contract is 4.2 years
Delta Connection Prorate Agreement (prorate agreement)	• CRJ900 • CRJ700/CRJ550	1* 16*	• Terminable with 30-day notice
Total under Delta Connection Agreements		143	

American Capacity Purchase Agreement

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
American Agreement (capacity purchase agreement)	• E175 • CRJ700	20 71	• Individual aircraft have scheduled removal dates from 2025 to 2032 • The average remaining term of the aircraft under contract is 4.6 years
Total under American Agreement		91	

Alaska Capacity Purchase Agreement

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
Alaska Agreement (capacity purchase agreement)	• E175	42	• Individual aircraft have scheduled removal dates from 2030 to 2034 • The average remaining term of the aircraft under contract is 6.5 years

---

* Our prorate agreements are based on specific routes, not a specific aircraft count. The number of aircraft listed above for each prorate agreement approximates the number of aircraft we use to serve the prorate routes.

In addition to the aircraft operating under the respective agreements outlined above, we have agreed with our major airline partners to place additional aircraft under capacity purchase agreements as summarized below. We are coordinating with our major airline partners to optimize the timing of upcoming fleet deliveries and the delivery timing referenced below is subject to change.

- Capacity purchase agreement with United for 15 new E175 aircraft. Seven new E175 aircraft are currently scheduled for delivery in 2025 and eight new E175 aircraft are scheduled for delivery in 2026. We anticipate financing the aircraft through debt.

- Capacity purchase agreement with Alaska for one new E175 aircraft. The delivery date for the new E175 aircraft is currently scheduled for 2025. We anticipate financing the aircraft through debt.

- Capacity purchase agreement with United for 30 used CRJ550 aircraft. Pursuant to these agreements, the Company is in the process of acquiring four used CRJ550s and will convert 26 of its CRJ700s to CRJ550s. The aircraft are anticipated to be placed into service between 2025 and the end of 2026.

United Express Agreements

We and United are parties to two United Express agreements: a United Express agreement to operate certain CRJ200 aircraft and CRJ700 aircraft, and a United Express agreement to operate E175 aircraft and CRJ550 aircraft (collectively, the "United Express Agreements").

The United Express Agreements have a latest scheduled termination date in 2033. The United Express Agreements are subject to early termination in various circumstances including:

- if we or United fail to fulfill an obligation under the United Express Agreements, subject to applicable notice and cure periods;
- if our operations fall below certain performance levels or if we fail to meet certain safety standards;
- subject to limitations imposed by the U.S. Bankruptcy Code, if either party becomes insolvent, fails to pay its debts when due, takes action leading to its cessation as a going concern, makes an assignment of substantially all of its assets, or ceases or suspends operations; or
- subject to limitations imposed by the U.S. Bankruptcy Code, if bankruptcy proceedings are commenced by or against either party and certain specified conditions are not satisfied.

Delta Connection Agreements

We and Delta are parties to a Delta Connection Agreement (the "Delta Connection Agreement"), pursuant to which we provide contract flight services for Delta.

The Delta Connection Agreement has a latest scheduled termination date of 2034. The Delta Connection Agreement is subject to early termination in various circumstances including:

- if we or Delta commit a material breach of the Delta Connection Agreement, subject to applicable notice and cure periods;
- if we fail to conduct all flight operations and maintain all aircraft under the Delta Connection Agreement in compliance in all material respects with applicable government regulations;
- if we fail to satisfy certain performance or safety requirements; or
- if either party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U.S. Bankruptcy Code) or makes an assignment for the benefit of creditors.

American Agreement

We and American are parties to a Capacity Purchase Agreement (the "American Agreement") for the operation of E175 and CRJ700 aircraft. The American Agreement has a latest scheduled termination date of 2032 and is subject to early termination in various circumstances including:

- if we or American fail to fulfill certain obligations under the American Agreement, subject in certain cases to a 30-day notice and cure period;
- if our operations fall below certain performance levels or safety standards;
- subject to limitations imposed by the U.S. Bankruptcy Code, if either party makes a general assignment for the benefit of creditors or becomes insolvent; or
- subject to limitations imposed by the U.S. Bankruptcy Code, if bankruptcy proceedings are commenced by or against either party and certain specified conditions are not satisfied.

Alaska Agreement

We and Alaska are parties to a capacity purchase agreement (the "Alaska Agreement") for the operation of E175 aircraft. The Alaska Agreement has a latest scheduled termination date of 2034 and is subject to early termination in various circumstances including:

- if we or Alaska fail to fulfill an obligation under the Alaska Agreement, subject to applicable notice and cure periods;
- if our operational performance falls below certain performance levels or if we fail to satisfy certain safety requirements;
- subject to limitations imposed by the U.S. Bankruptcy Code, if either party makes a general assignment for the benefit of creditors or becomes insolvent; or
- subject to limitations imposed by the U.S. Bankruptcy Code, if bankruptcy proceedings are commenced by or against either party and certain specified conditions are not satisfied.

Training and Aircraft Maintenance

We provide substantially all training to our crew members and maintenance personnel at our training facilities. Our employees perform routine airframe and engine maintenance along with periodic inspections of equipment at our maintenance facilities. We also use third-party vendors for certain airframe and engine maintenance work.

Fuel

Our capacity purchase agreements with United, Delta, American and Alaska require the respective major airline partner to pay for fuel costs, either directly to the fuel vendor or to reimburse us for the fuel costs we incur under those agreements, thereby reducing our exposure to fuel price fluctuations. Under our prorate agreements with United and Delta, we are responsible for the costs to operate the flights, including fuel costs, and therefore we are exposed to fuel price fluctuations for flights operated under our prorate agreements. During the year ended December 31, 2024, our major airline partners purchased the majority of the fuel for our aircraft flying under their respective capacity purchase agreements directly from their fuel vendors or, when applicable, reimbursed us for the fuel costs we incurred under the capacity purchase agreements. Historically, we have not experienced sustained material problems with the availability of fuel and believe we will be able to obtain fuel in quantities sufficient to meet our existing and anticipated future requirements at competitive prices. We typically purchase fuel from third-party suppliers for our prorate agreements. A substantial increase in the price of jet fuel for flights we operate under our prorate agreements, or the lack of adequate fuel supplies in the future, could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Human Capital Resources

Employee Profile

As of December 31, 2024, we employed 14,610 total employees, consisting of 5,048 pilots, 4,612 flight attendants, 1,716 airport operations personnel, 1,463 maintenance technicians, 887 other maintenance personnel, 198 dispatchers and 686 operational support and administrative personnel. Our total employees at December 31, 2024, included 1,734 part-time employees. As of December 31, 2024, all our employees are employed by SkyWest Airlines or to a limited extent, by SWC. Certain SkyWest Airlines employees also provide administrative support to the SkyWest Leasing segment. Approximately 89.2% of these employees were represented by in-house labor associations that have entered into collective bargaining agreements regarding employee compensation and work rules. None of these employees are currently represented by an outside union. Outside union organizing efforts among our employees do occur from time to time and may continue in the future. If unionization efforts are successful, we may be subjected to increased risks of work interruption or stoppage; and/or we may be limited in our ability to communicate with our employees, which would negatively impact our culture and working relationship with our employees. Additionally, an outside union may limit our ability to increase employee wages to market rates in a timely manner which could result in low employee job satisfaction and increased employee attrition. SkyWest Airlines has never experienced a work stoppage due to a strike or other labor dispute, and we consider our relationships with our employees to be good.

Our relations with labor are governed by the Railway Labor Act (the "RLA"), the federal law governing labor relations between air carriers and their employees. Under the RLA, a collective bargaining agreement between an airline and a labor representative does not expire, but instead becomes amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner prescribed by the RLA and/or described in the agreement. After receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board ("NMB") to initiate a process including mediation, arbitration, and a potential "cooling off" period that must be followed before either party may engage in "self-help." "Self-help" includes, among other things, a strike by the representative or the imposition of proposed changes to the collective bargaining agreement by the airline. If the NMB believes that self-help has the risk "substantially to interrupt interstate commerce to a degree such as to deprive any section of the country of essential transportation service," it may recommend that the President establish a Presidential Emergency Board ("PEB"). The PEB would hear testimony and make a recommendation regarding how to resolve the outstanding issues.

We respect all employees' legal rights, including the rights to free association and collective bargaining. This includes the right to decide whether to be represented by a union. Under the RLA, employees have the right to decide whether they wish to be represented by a union. They also have the right to reject union representation.

In September 2022, we entered into a collective bargaining agreement with our pilots, increasing the pay rates for pilots. Additionally, during the years ended December 31, 2023 and December 31, 2022, we amended our capacity purchase agreements with our major airline partners which resulted in higher compensation as a result of our increased labor costs. We have also worked with our other operational workgroups to secure significant increases in each of their pay scales and bonuses, including a 35% increase in starting pay for SkyWest flight attendants in 2023.

Culture

At SkyWest our people are our most valued assets, and the success of our business is dependent on having a collaborative, engaged and effective workforce. We respect every individual's quality of life and are committed to promoting integrity and trust in all we do. We strive to be the partner of choice and employer of choice.

Health & Safety

Safety is the primary focus and foundation of our culture with our first guiding principle being Health and Safety First. We expect our employees to think, plan, communicate and act appropriately to prevent injury, illness or harm to themselves, fellow employees, passengers and aircraft. SkyWest's Safety Management System (SMS) integrates an intentional safety culture into every work group and every employee process from new hire through retirement, focusing on industry-best practices in safety competencies and behaviors. Training is required for every SkyWest employee, regardless of position.

SkyWest's SMS is designed to identify, track, and help mitigate potential safety risks before an incident or accident occurs. Employees are encouraged to participate in our voluntary programs to report potential safety concerns or violations to reduce safety risk, including, but not limited to our Aviation Safety Action Program and Safety Concern Report.

- Aviation Safety Action Program is a non-punitive program that allows employees in participating work groups to self-disclose violations of policies and procedures. Each report is reviewed by an Event Review Committee who helps identify any potential trends and determines whether corrective actions have been put into place to prevent the problem from occurring in the future.

- Safety Concern Reporting is a confidential program that allows all employees to identify potential safety risks within the operation. Each report is reviewed and investigated, as needed, by the Safety Department. Employees may also report safety concerns to their direct manager, the facility manager, a facility safety committee member or confidentially through our safety hotline.

Attracting, Developing and Retaining Talent

Recruitment Strategies. We strive to be the employer of choice for aviation professionals pursuing a career in the regional airline industry and we continually update our recruiting strategies to attract quality aviation professionals. We adapt our recruitment efforts based on the supply of eligible aviation professionals and our outlook for anticipated future flight schedules. Our recruiting focus generally targets key aviation technical roles, especially pilots and mechanics. We seek qualified individuals through publishing positions on both internal and external career websites, supporting professional development leads, investment in targeted advertising, social media outreach, employee referrals and relationships with community-based organizations and educational institutions.

School Partnerships and Development. We maintain relationships with numerous flight schools and educational institutions across the country that are focused on developing the next generation of aviation professionals. We have also developed relationships with numerous aviation mechanic schools. We typically recruit pilots and maintenance technicians that have completed required coursework from an accredited flight or maintenance school, respectively, and have obtained other applicable certifications. We also provide other programs to enhance our recruiting efforts towards individuals who are in process of completing their training, including a Pilot Pathway Program and an Aviation Maintenance Technician (AMT) Pathway Program.

- The SkyWest Pilot Pathway Program provides a direct path for qualified pilots seeking to begin their aviation career in the regional airline industry. Participants benefit from the SkyWest Pilot Pathway

Program through certain starting seniority at SkyWest, final interview privileges and access to pilot mentors. The Pilot Pathway Program allows students to remain at their campus to complete their flight training until they meet SkyWest's Airline Transport Pilot standards and achieve their required minimum hours of flight time. Each participant may also participate in SkyWest recruiting events and outreach programs on their way to fulfilling commercial pilot jobs.

- The SkyWest AMT Pathway Program provides a career path for maintenance technicians seeking employment with SkyWest. Participants benefit from the SkyWest AMT Pathway Program through accelerated starting seniority at SkyWest, guaranteed final interview upon meeting requirements and access to mechanic advisors.

Ongoing Training and Retention. SkyWest invests in retaining its professionals by providing a range of talent development opportunities, including mandatory compliance training, new hire training and general professional development, as well as engaging in the training of leaders through leadership development courses. Our training programs include full-motion flight simulators for pilots, on-the-job training for technicians, and cabin trainers for flight attendants. We also reinforce our guiding principles, including but not limited to, health and safety, personal and corporate integrity, excellent service and quality, and respect and teamwork through our training and development programs, as well as through our employee appreciation and recognition programs.

Diversity & Inclusion

Our approach is to hire the best qualified individuals, regardless of race, religion, gender, national origin, disability, sexual orientation or similar classifications. As of December 31, 2024, approximately 42% and 32% of our workforce were women and people of color, respectively. We believe every employee brings unique education, skills and life experiences to SkyWest that supplement our ability to achieve our commitment to excellence and to our customers and passengers. As part of SkyWest's commitment to hire the best qualified individuals, we have:

- Developed required training for all employees, which reviews our Company policies, provides opportunities to apply policy to real-world examples and reaffirms our approach of hiring the best qualified individuals regardless of race, religion, gender, national origin, sexual orientation or similar classifications.
- Created ongoing opportunities to highlight employees from different cultures throughout the year on internal and external websites.

Total Rewards

SkyWest Airlines operates in a customer-focused, team-based environment and provides opportunities for dedicated individuals to develop their career while receiving competitive compensation, benefits and rewards. Our employees receive several compensation benefits, including but not limited to:

- Competitive wages and incentives based on our operating performance goals,
- Multiple insurance options including health care, disability coverage and life insurance coverage,
- Access to a 401(k) plan with matching contributions and an employee stock purchase plan,
- Employee assistance programs that provide confidential counseling or psychiatric care,
- Free access to financial advisors for personal finance guidance and education,
- A variety of resources that promote scheduling flexibility with paid time away from work, and
- Space-available travel privilege programs for employees and eligible family members through our major airline partner programs.

Employee Reporting

Our Code of Conduct contains general guidelines for conducting business in an ethical manner. We are committed to a working environment that is safe and supports open and honest communication. We have established a reporting system for any SkyWest employee to report a violation of Company policy including harassment, discrimination, drug and alcohol use, questionable financial practice, or a breach involving safety or security. A general grievance may also be filed even if an employee has already utilized their chain of command or chooses to remain anonymous. Our Code of Conduct also forbids retaliation against any employee who, in good faith, reports a suspected

violation of law or policy. Reports can be filed using a toll-free ethics and grievance hotline or by using an online reporting system on SkyWest's intranet.

Government Regulation

All interstate air carriers, including SkyWest, are subject to regulation by the U.S. Department of Transportation (the "DOT"), the U.S. Federal Aviation Administration (the "FAA") and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, airworthiness and other certificates; approval of personnel who may engage in flight, maintenance or operating activities; record-keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other methods, certifications, which are necessary for the continued operations of SkyWest, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts.

We believe SkyWest complies, in all material respects, with FAA regulations and holds all operating and airworthiness certificates and licenses which are necessary to conduct our operations. We maintain current certifications and otherwise comply with the laws, rules and regulations to which we are subject. Our flight operations, maintenance programs, recordkeeping and training programs are conducted under FAA approved procedures. All air carriers operating in the United States are required to comply with federal laws and regulations pertaining to noise abatement and engine emissions. All such air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. SkyWest is also subject to certain federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. We believe SkyWest complies, in all material respects, with these laws and regulations.

Environmental Matters

We are subject to various federal, state, local and foreign laws and regulations relating to environmental protection matters. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise. We are, and expect in the future to be, involved in various environmental matters and conditions at, or related to, our properties. We are not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. We are not aware of any active material environmental investigations related to our assets or properties.

As the largest regional airline in the United States, we remain committed to working with our major airline partners to lower our environmental footprint while continuing to offer the best service to our customers and the communities we serve. Our largest source of emissions and environmental impact comes from utilizing jet fuel on flights operated under our code-share agreements with our major airline partners. Under our capacity purchase agreements, our major airline partners purchase the aircraft fuel we consume, select the aircraft type we operate, and set flight schedules, all of which are variables which impact fuel consumption efficiencies. During 2024, we produced approximately 5.6 million metric tons of CO_2e from fuel burned, using industry emissions factors, on flights we operated under our code-share agreements. We are largely dependent on direction from our major airline partners regarding long-term fuel saving initiatives such as engine innovations reducing fuel consumption, use of sustainable alternative fuels, carbon sequestration programs, air traffic flow routing efficiencies, and similar initiatives. Each of our major airline partners may pursue alternative strategies and goals to reduce carbon emissions on flights we operate under our code-share agreements that may impact the rate at which we are able to reduce our carbon emissions, if at all. We anticipate our major airline partners will take responsibility for carbon emissions incurred on our contract flights.

Our board of directors has oversight of our environment-related performance. Through software and training, we heavily monitor and manage our fuel trends and fuel consumption which leads to better fuel management and reductions in emissions. When possible, we conserve fuel burned by utilizing single engine taxi procedures, improving the efficiency of aircraft routing, using performance-based navigation procedures to reduce track miles, and using ground power when parked at the gate. Additionally, we collaborate with aircraft and engine manufacturers and our major airline partners regarding innovations and emerging technologies that could improve fuel efficiencies and minimize environmental impact. We are also collaborating with our major airline partners and fuel providers regarding long-term

opportunities to use sustainable aviation fuel in the future. We are evaluating opportunities to increase the number of electric powered ground equipment, including tugs and pushbacks used at airports where we provide ramp services. We participate with our major airline partners in recycling programs, and we have implemented recycling initiatives in our facilities to reduce the amount of paper, plastic and other recyclables going to landfills. We have worked aggressively to reduce our reliance on paper manuals, further eliminating unnecessary waste while increasing efficiencies.

We have entered into a strategic partnership with Eve UAM, LLC ("Eve UAM"), an Embraer company, to develop a network of deployment for Eve UAM's electric vertical takeoff and landing ("eVTOL") aircraft. Subject to an agreement of key commercial terms, this partnership includes the option for SkyWest to purchase up to 100 eVTOL aircraft.

Safety and Security

We are committed to the safety and security of our passengers and employees. We have taken many steps, both voluntarily and as mandated by governmental authorities, to increase the safety and security of our operations. Some of the safety and security measures we have taken with our major airline partners include: aircraft security and surveillance, aircraft cleaning procedures, positive bag matching procedures, enhanced passenger and baggage screening and search procedures and securing of cockpit doors. We are committed to complying with future safety and security requirements.

Insurance

We maintain insurance policies we believe are of types customary in the industry and in amounts we believe are adequate to protect against material loss. These policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverage for loss or damage to our flight equipment, and workers' compensation insurance.

Seasonality

Our results of operations for any interim period are not necessarily indicative of those for the entire year, in part because the airline industry is subject to seasonal fluctuations and changes in general economic conditions. Our operations are somewhat favorably affected by pleasure travel on our prorate routes, historically contributing to increased travel in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which can result in cancelled flights, principally during the winter months. Additionally, a significant portion of our capacity purchase agreements are based on completing flights and we typically have more scheduled flights during the summer months. We generally experience a significantly higher number of weather cancellations during the winter months, which negatively impacts our revenue during such months.

Additional Information

We were incorporated in Utah in 1972. Our principal executive offices are located at 444 South River Road, St. George, Utah 84790, and our primary telephone number is (435) 634-3000. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act are available free of charge on our website at *inc.skywest.com*, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. We use our investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information relating to our corporate governance is also included on our investor relations website. The information in or accessible through the SEC and our website are not incorporated into, and are not considered part of, this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only. In addition, we provide electronic or paper copies of our SEC filings free of charge upon request.

ITEM 1A. RISK FACTORS

In addition to factors discussed elsewhere in this Report, the following are important risks which could adversely affect our future results. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations. If any of the risks we describe below occur, or if any

unforeseen risk develops, our operating results may suffer, our financial condition may deteriorate, the trading price of our common stock may decline and investors could lose all or part of their investment in us.

Risks That May Disrupt Our Operations

We may experience disruption in service due to delays from key third-party aircraft maintenance service providers.

We rely on third-party vendors for a variety of services, parts and functions critical to our business, particularly related to airframe and engine maintenance and repair. Even though we strive to formalize agreements with key vendors that define expected service levels and availability of parts, our use of outside vendors, including, but not limited to aircraft maintenance, ground handling, fueling, telecommunication systems and information technology services, increases our exposure to several risks. Current economic conditions have resulted in delays from third-party service providers for spare aircraft parts and third-party service providers have recently experienced challenges in retaining trained technicians. Delays from third-party service providers could negatively impact our ability to timely maintain our fleet currently in service. Additionally, as our captain attrition levels eased during 2024, our plans for 2025 include bringing certain CRJ aircraft out of storage and placing such aircraft into service. Delays in receiving spare parts and/or outsourced maintenance services could delay our efforts to place stored aircraft back into service.

Further, in the event that one or more vendors experiences labor shortages, aircraft part shortages, goes into bankruptcy, ceases operation or fails to perform as promised, replacement services may not be readily available at competitive rates, or at all. If one of our vendors fails to perform adequately, we may experience increased costs, delays, maintenance issues, safety issues or negative public perception of our airline. Vendor bankruptcies, unionization, regulatory compliance issues or significant changes in the competitive marketplace among suppliers could adversely affect vendor services or force us to renegotiate existing agreements on less favorable terms. These events could result in disruptions in our operations or increases in our cost structure.

We have experienced, and may continue to experience, difficulty in retaining and upgrading qualified pilots.

Our operations rely on recruiting and training qualified pilots. FAA regulations regarding personnel certification and qualifications have limited, and along with potential future changes in FAA regulations, could continue to limit, the number of qualified new entrants that we could hire. In the event we are unable to hire qualified pilots, we may be unable to operate requested flight schedules under our capacity purchase agreements, which could result in a reduction in revenue and operating inefficiencies, such as incremental new-hire training costs, and our business and financial condition could be adversely affected.

Our operations also rely on retaining qualified pilots, including captains and first officers. Our pilots may seek employment at major airlines, low-cost carriers or cargo carriers, which generally offer higher salaries and more extensive benefit programs than regional airlines. In recent years, we have experienced elevated levels of pilot attrition, particularly attrition of our captains. Recent shortages of captains caused a sequential reduction in our annual block hours in 2022 and 2023. Although captain attrition levels eased in 2024, future elevated pilot attrition levels could constrain our flight schedules. Operating at reduced flying schedules results in operating inefficiencies which negatively impacts our financial results. If we request our major airline partners to reduce our flight schedules due to pilot or other labor shortages, our major airline partners may seek to enforce financial penalties or reduce the compensation otherwise payable to us under our capacity purchase agreements, which would likely have a negative impact on our revenues and adversely impact our financial condition.

We have experienced, and may continue to experience, difficulty recruiting and retaining other operational personnel.

In addition to pilots, our operations rely on recruiting and retaining other qualified personnel, including, but not limited to, flight attendants, maintenance technicians, dispatch personnel, crew support and other operational personnel. Our operational personnel may seek employment at major airlines, which generally offer higher salaries and more extensive benefit programs than regional airlines. Should the attrition of our employees sharply increase, we may not be able to hire sufficient personnel to replace those leaving. In the event we are unable to hire and retain other qualified personnel, we may be unable to operate requested flight schedules under our capacity purchase agreements, which could result in a reduction in revenue and operating inefficiencies, such as incremental new-hire training costs, and our business and financial condition could be adversely affected.

Various negative economic or industry conditions may result in reductions to our flight schedules, which could materially and adversely affect our operations and financial condition.

Our operations and financial condition are affected by many changing economic and other conditions beyond our control, including, among others:

- disruptions in the credit markets, which may impact availability of price competitive financing;
- actual or potential changes in international, national, regional and local economic, business and financial conditions, including recession, inflation, higher interest rates, public health emergencies, including pandemics, wars (including the ongoing conflict between Russia and Ukraine and Israel and Hamas), terrorist attacks or political instability;
- impact on workforce availability and economic uncertainty;
- future public health threats, outbreaks of diseases or other illnesses could negatively affect travel behavior and the industry;
- changes in consumer preferences, perceptions, spending patterns or demographic trends;
- changes in the competitive environment due to industry consolidation, new airlines entering the market, our major airline partners operating smaller sized aircraft that may reduce the demand for regional aircraft and other factors;
- actual or potential disruptions to U.S. air traffic control systems;
- interference on aviation equipment from the deployment of 5G wireless telecommunications systems;
- price of jet fuel and oil that may negatively impact the number of flights we are scheduled to operate by our major airline partners under our capacity purchase agreements and may negatively impact the profitability of our prorate agreements;
- weather and natural disasters.

The effect of any, or some combination, of the foregoing economic and industry conditions on our operations or financial condition is virtually impossible to forecast; however, the occurrence of any or all of such conditions in a significant manner could materially and adversely affect our operations and financial condition and could cause our major airline partners to reduce the utilization levels of our aircraft under our code-share agreements.

Cybersecurity incidents, hardware or software failures or other information technology disruptions may negatively impact our operations, reputation and financial condition.

The performance and reliability of our technology are critical to our ability to compete effectively. Any internal technological error, failure or large-scale external interruption in the information systems, networks, hardware, software and technological infrastructure we depend on, such as U.S. air traffic control systems, power, telecommunications or the internet (collectively, "IT Systems"), may disrupt our internal network, impact our ability to conduct our business and result in lower revenue and/or increased costs. Our IT Systems (including those provided by third parties) and information about our employees and other individuals and proprietary information belonging to our business such as trade secrets ("Confidential Information") are vulnerable to a variety of sources of interruption due to events beyond our control, including natural disasters, terrorist attacks, telecommunications or IT System failures, computer viruses, hackers and other security issues.

In addition, we face numerous and evolving cybersecurity risks that threaten the security, confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, security breaches, malfeasance by insiders, human or technological error, computer viruses, malicious or destructive code, misconfigurations, "bugs" or other vulnerabilities in commercial software that is integrated into our (or our service providers') IT Systems, products or services, malware (including ransomware) and other attacks, including through fraud or other means of deception. The methods used to obtain unauthorized access, disable or degrade service or attack or sabotage systems are constantly evolving, and threat actors are becoming increasingly sophisticated in using techniques and tools – including artificial intelligence – that circumvent security controls, evade detection and remove forensic evidence. As a result we may be unable to anticipate or to detect, investigate, remediate or recover from attacks or incidents for long periods of time. Further, we may not be able to prevent all data breaches, misuses of data (including Confidential Information) or other cybersecurity incidents.

There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Because we rely on third-party vendors and service providers for functions critical to our business, including information technology infrastructure and services, successful cyberattacks that disrupt or result in unauthorized access to third-party IT Systems can materially impact our operations and financial results. Remote and hybrid working arrangements at our company (and at many third-party service providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

We and certain of our third-party service providers have in the past experienced cybersecurity incidents. For example, as previously disclosed, our flight service was interrupted in 2021 due to a cyberattack that resulted in the installation of malware on our systems. The incident was considered fully remediated and settled through our insurer in 2023, and we are not aware of any ongoing liability. We cannot assure our cybersecurity risk management program will prevent such incidents from occurring in the future. While no incidents have had a material impact on our operations or financial results to date, we cannot guarantee that material incidents will not occur in the future as further described in "Item 1C. Cybersecurity". Although we previously carried cybersecurity insurance coverage in the past, we currently do not have cybersecurity insurance coverage. Any cybersecurity incident or other adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information could compromise our ability to operate flights or technology systems, result in the loss of Confidential Information, legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, liability or regulatory penalties, disruption to our operations, damage to our reputation, loss of existing or future customers and/or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could adversely affect our business, results of operations and financial condition.

Interruptions or disruptions in service at one of our hub airports, due to weather, system malfunctions or for any other reason, could have a material adverse impact on our operations.

We currently operate primarily through hubs supporting our major airline partners' route networks across the United States. Nearly all of our flights either originate from or fly into one of these hubs. Our revenues depend primarily on our completion of flights and secondarily on service factors such as timeliness of departure and arrival. Any interruptions or disruptions could, therefore, severely and adversely affect us. Extreme weather such as hurricanes or tornados can cause flight disruptions, and, during periods of storms or adverse weather, our flights may be canceled or significantly delayed. We operate a significant number of flights to and from airports with potential winter related or other weather difficulties, including but not limited to, Chicago, Denver, Detroit, Minneapolis, Salt Lake City and San Francisco. A significant interruption or disruption in service at one of our hubs, due to adverse weather, system malfunctions, air traffic control disruptions, airport construction, security closures or otherwise, could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe adverse impact on our operations and financial performance.

The occurrence of an aviation accident involving our aircraft would negatively impact our operations and financial condition.

An accident or incident involving one of our aircraft could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that our operations are less safe or reliable than other airlines and could affect our relationships with our major airline partners. In addition, any accident or incident involving a type of aircraft in our fleet could result in air travelers being reluctant to fly on our aircraft, and adversely impact our business, results of operations and financial condition.

We are subject to significant governmental regulation and potential regulatory changes.

All interstate air carriers, including SkyWest, are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The

FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; recordkeeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as our aircraft, at such airports. The imposition of any limits on the use of our aircraft at any airport at which we operate could have a material adverse effect on our operations.

We cannot predict the impact of potential regulatory changes that may affect our business or the airline industry as whole, including the potential impact of tariffs on aircraft deliveries. However, it is possible that these changes could adversely affect our business. Our business may be subject to additional costs or loss of government subsidies as a result of potential regulatory changes, which could have an adverse effect on our operations and financial results.

Changes to U.S. tariff and import/export regulations may have a negative effect on our suppliers and/or service providers and, in turn, could have a material adverse impact on our financial condition.

The United States has recently enacted and proposed to enact significant new tariffs. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the United States and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly impact the cost of aircraft parts and supplies sourced internationally or impact the cost of service providers located outside of the United States, which in turn would negatively impact us.

Compliance, or failure to comply, with new or existing laws, regulations and other requirements relating to the privacy, security and handling of information about individuals could adversely affect our business, results of operations, or financial condition.

We receive information related to employees and other individuals in order to run our business. Laws, regulations and other requirements relating to the privacy, security and handling of information about individuals, alongside the application and interpretation of such requirements, are constantly evolving and developing and subject to change. There has been heightened legislative and regulatory focus on data privacy and security in the United States and elsewhere, including in relation to cybersecurity incidents, and it is possible that new laws, amendments to or interpretations of existing laws, regulations and other requirements may require us to incur significant costs, implement new processes or change our handling of information and business operations. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

Terrorist activities or warnings have dramatically impacted the airline industry and will likely continue to do so.

Past terrorist attacks and their aftermath have negatively impacted the airline industry in general, including our operations. If additional terrorist attacks are launched against the airline industry, there will be lasting consequences of such attacks, which may include loss of life, property damage, increased security and insurance costs, increased concerns about future terrorist attacks, increased government regulation and airport delays due to heightened security. Additionally, terrorist attacks and the fear of such attacks could negatively impact the airline industry, and result in decreased passenger traffic and yields, increased flight delays or cancellations associated with new government

mandates, as well as increased security, fuel and other costs. We cannot provide any assurance that these events will not harm the airline industry generally or our operations or financial condition in particular.

Risks Related to Our Code-Share Agreements with Our Major Airline Partners

Our business model is dependent on code-share agreements with four major airline partners.

Our business model depends on major airlines electing to contract with us instead of operating their own aircraft or regional jets. Some regional airlines are owned by a major airline. We have no guarantee that in the future our major airline partners will choose to enter into contracts with us instead of operating their own aircraft or regional jets or award more flying contracts to another regional airline. Our major airline partners are not prohibited from doing so under our code-share agreements. A decision by any of our major airline partners to phase out code-share relationships and instead acquire and operate their own regional jets or regional airline, or award more flying contracts to another regional airline, could have a material adverse effect on our financial results. Additionally, our major airline partners may be limited in the number of regional aircraft they can operate in their network due to aircraft scope limitations they have with their labor groups. Scope limitations could limit our ability to increase the number of aircraft operating under our code-share agreements.

As of December 31, 2024, 359 out of our total 492 aircraft in scheduled service were operating under a capacity purchase agreement or a prorate agreement with either United or Delta. If our code-share relationship with United or Delta were terminated, our operations would be significantly impacted and we would not likely have an immediate source of revenue or earnings to offset such loss. A termination of either of these relationships would likely have a material adverse effect on our financial condition, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of the affected aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly as an independent airline. We may not be able to enter into substitute code-share agreements, and any such arrangements we might secure may not be as favorable to us as our current agreements. Operating an airline independent from major airline partners would be a significant departure from our business plan and would likely require significant time and resources and may not be a viable alternative.

Additionally, each of our agreements with our major airline partners is subject to certain early termination provisions, including uncured material performance breaches. We also currently use the systems, facilities and services of our major airline partners to support a significant portion of our operations, including airport and terminal facilities and operations, information technology support, ticketing and reservations, scheduling, dispatching, fuel purchasing and ground handling services. If our major airline partners cease to maintain any of these systems, close any of these facilities or no longer provide these services to us, due to termination of one of our code-share agreements, a strike or other labor interruption by personnel working for our major airline partners or for any other reason, we may not be able to obtain alternative systems, facilities or services on terms and conditions as favorable as those we currently receive, or at all. Since our revenues and operating profits are dependent on our level of flight operations, we could then be forced to significantly reduce our operations.

Reduced utilization levels of our aircraft under our capacity purchase agreements with our major airline partners would have a material adverse impact on the results of our operations and financial condition.

Under our capacity purchase agreements with our major airline partners, a portion of our compensation is based on pre-determined rates that are applied to our production, such as block hours, for the period. We also receive fixed monthly payments related to overhead costs and aircraft ownership costs from our major airline partners. Reduced utilization of our aircraft under our capacity purchase agreements will likely have a material adverse impact on the results of our operations and financial condition. During the year ended December 31, 2022, we amended our capacity purchase agreements with certain major airline partners that reduced certain future contractual fixed monthly payments and increased future contractual variable payments. A compensation structure that is weighted more to utilization and less to fixed payments could have a material adverse impact on the results of our operations and financial condition if utilization levels decrease. Additionally, amendments to our capacity purchase agreements that result in changes to our future scheduled fixed monthly payments will likely impact the timing of our revenue recognition. During the year ended December 31, 2024, the revenue we recognized was $44.9 million more than the fixed monthly cash payments received.

Although we currently anticipate we will recognize previously deferred revenue throughout 2025, future contract amendments or reduced utilization levels of our aircraft could negatively impact the timing of our revenue recognition.

Our major airline partners may experience events that negatively impact their financial strength or operations, which may also negatively impact our operations.

Our business model relies significantly on our major airline partners, and we may be negatively affected by their financial and operating strength. Events impacting airline travel, including pandemics or recessions, that negatively impact the financial strength of our major airline partners or have a long-term effect on the use of our major airline partners by airline travelers would likely have a material adverse effect on our business, financial condition and results of operations. If our major airline partners experience adverse effects to their operational or financial condition, they may be unable to make payments due to us under their capacity purchase agreements or may need to reduce utilization of our aircraft. Additionally, if one of our major airline partners undergoes bankruptcy, our agreement with such partner may not be assumed in bankruptcy and could be terminated. This and other events, which are outside of our control, could have a material adverse effect on our business, financial condition and results of operations.

Our growth may be limited with our major airline partners' flight systems.

Additional growth opportunities within our major airline partners' flight systems are limited by various factors, including a limited number of regional aircraft each major airline partner can operate in its regional network due to scope limitations in its own labor agreements. Except as contemplated by our existing code-share agreements, we cannot be sure that our major airline partners will contract with us to fly any additional aircraft. We may not receive additional growth opportunities, or we may agree to modifications to our code-share agreements at less favorable terms in order to obtain additional aircraft, or for other reasons. Certain of our competitor regional airlines may agree to flying contract terms at lower rates or unfavorable contract terms, which could affect the terms offered to us. Even if we are offered growth opportunities by our major airline partners, those opportunities may involve economic terms or financing commitments that are unacceptable to us. Additionally, our major airline partners may reduce the number of regional jets in their system by not renewing or extending existing flying agreements with regional operators. Any one or more of these factors may reduce or eliminate our ability to expand our flight operations with our existing major airline partners.

There are long-term risks related to supply and demand of regional aircraft associated with our regional airline services strategy.

Various factors could change our major airline partners' long-term strategy in using regional aircraft to support their network objectives. Such changes could result in a reduction in the number of regional aircraft our major airline partners operate in the future. If our major airline partners' future strategies include a material reduction in regional aircraft generally or for specific aircraft types that we operate, the resulting decrease in demand in the aircraft we operate could have a material negative impact on our business and financial condition. Additionally, future developments of electric-powered aircraft designed to operate on routes typically served by regional aircraft could impact our major airline partners' strategy and result in a reduction of demand or increase our capital expenditures and could have a material negative impact on our business and financial condition.

Due, in part, to the dynamic nature of the airline industry, major airlines may also make other strategic changes, such as changing or consolidating hub locations or operating mainline aircraft on routes previously served using regional aircraft. If our major airline partners were to make changes such as these in their strategy and operations, our operations and financial results could be adversely impacted.

Revenue levels from our prorate agreements with our major airline partners may not continue to increase and are terminable upon notice of 120 days or less. Additionally, revenue levels from our SWC operation may not continue to increase.

While our prorate agreements and SWC revenue increased $76.0 million, or 19.9%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, there is no assurance our prorate revenue or SWC revenue will continue to increase in 2025 or thereafter. Future increases in prorate revenue is based on several factors subject to change including, but not limited to, passenger demand on prorate routes, approval of new routes with our major airline partners, maintenance required to return parked aircraft for service and labor availability. Additionally, there is no assurance we will continue to be awarded subsidy contracts under the Essential Air Service (EAS) program

on applicable prorate routes from the DOT going forward. Additionally, there is no assurance the EAS program will continue to receive funding by the U.S. Government. Future increases in SWC revenue is also based on several factors subject to change including, but not limited to, corporate or institutional demand for charter flights, competition for charter business and availability of other charter alternatives, such as ground transportation. Additionally, SWC applied for commuter authority from the DOT in 2022, which if approved, may allow SWC to expand its route strategy. There is no assurance that the DOT will approve SWC's commuter authority application.

Our prorate flying agreements with our major airline partners permit each major airline partner to terminate the agreement in its discretion by giving us notice of 120 days or less. If one of our major airline partners elects to terminate a flying agreement with notice of 120 days or less, our ability to use the aircraft under an alternative agreement with similar economics may be limited, which could negatively impact our financial results. Additionally, even if we could subsequently place the aircraft into service with a different major airline partner, of which there can be no assurance, we likely would incur inefficiencies and incremental costs, such as changing the aircraft livery, during the transition period, which would negatively impact our financial results.

Disagreements regarding the interpretation of our code-share agreements with our major airline partners could have an adverse effect on our operating results and financial condition.

Long-term contractual agreements, such as our code-share agreements, are subject to interpretation and disputes may arise under such agreements if the parties to an agreement apply different interpretations to that agreement. Those disputes may divert management's time and resources from the core operation of the business, and may result in litigation, arbitration or other forms of dispute resolution.

We have previously experienced disagreements with our major airline partners regarding the interpretation of various provisions of our code-share agreements. Some of those disagreements have resulted in litigation, and we may be subject to additional disputes and litigation in the future. Furthermore, there can be no assurance that any or all future disputes and related proceedings, if commenced, would be resolved in our favor. An unfavorable result in any such proceeding could have adverse financial consequences or require us to modify our operations. Such disagreements and their consequences could have an adverse effect on our operating results and financial condition.

We operate on-demand charter flights through our wholly-owned subsidiary, SWC, and such operations involve significant risk.

In 2022 we formed a new subsidiary, SWC, which had its first revenue generating charter flight in 2023. SWC offers on-demand charter service using CRJ200 aircraft in a 30 or less seat configuration under its own FAA operating certificate. As we grow operations, there may be significant risks, including that SWC may divert management's attention or the Company's resources from our core business and strategies and that the objectives of SWC may not materialize or may take longer to materialize than anticipated, including but not limited to SWC's pending application with the DOT to operate under commuter authority.

The airline industry is highly competitive, which could adversely affect our operating results and financial condition.

The airline industry is highly competitive. We compete with other regional airlines on various factors including, but not limited to, labor resources, including pilots and mechanics; low operating costs; financial resources, including the ability to finance aircraft at competitive terms; geographical infrastructure; and overall customer service levels relating to on-time arrival and flight completion percentages. Our major airline partners rely on us to fly passengers from various locations into their hubs under our code-share agreements at competitive terms. We not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also indirectly face competition from low-cost carriers, such as Southwest, Allegiant, Spirit, JetBlue, Breeze and others, who compete with our major airline partners on many routes we operate. Certain of our competitors, including wholly-owned regional airline subsidiaries of our major airline partners, may have access to significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The inability to remain competitive on the various factors valued by our major airline partners could adversely affect our operating results and financial condition.

Risks Related to Our Operating Costs and Personnel

Increases in labor costs, including pilot costs, flight attendant costs, maintenance costs and overhead costs may result in lower operating margins under our capacity purchase agreements.

Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Labor costs constitute a significant percentage of our total operating costs. Increases in our labor costs could result in a material reduction in our earnings. For example, during the years ended December 31, 2024 and 2023, our salary, wage and benefit costs constituted approximately 48.3% and 46.7% of our total operating costs, respectively. Various factors may result in higher attrition rates that could cause us to significantly increase compensation to our labor groups, such as higher compensation offered by other airlines and companies in the airline industry and/or general labor costs increases in the United States. Our inability to offset increased labor costs through rate increases under our capacity purchase agreements with all our major airline partners could negatively impact our operating costs. Currently, we believe our labor costs are competitive relative to other regional airlines. However, we cannot provide assurance that our labor costs going forward will remain competitive because of changes in supply and demand for labor in the regional airline industry. We compete against other airlines and businesses for labor in many highly skilled positions. If we are unable to hire, train and retain qualified employees at a reasonable cost, sustain employee engagement in our strategic vision, or if we are unsuccessful at implementing succession plans for our key staff, we may be unable to grow or sustain our business. Labor costs to recruit, incentivize and retain skilled employees may significantly increase in the future due to increased competition for the limited number of qualified industry personnel. Attrition rates that exceed our ability to hire and replace applicable workgroups could negatively impact our ability to generate revenue, negatively impact our operating results, increase our training and labor costs and our business prospects could be harmed.

Additionally, under our capacity purchase agreements with United, Delta, American and Alaska, a portion of our compensation is based upon pre-determined rates typically applied to production statistics (such as departures, block hours, flight hours and number of aircraft in service each month). The primary operating costs intended to be compensated by the pre-determined rates include our labor and training costs, certain aircraft maintenance expenses and overhead costs. During the year ended December 31, 2024, approximately 92.2% of our code-share operating costs were reimbursable at pre-determined rates and 7.8% of our code-share operating costs were directly reimbursed costs, often referred to as pass-through costs. Additionally, our aircraft maintenance costs may increase annually as our fleet ages at a higher rate than our pre-determined rates in our capacity purchase agreements. Also, on an individual aircraft basis, various in-depth maintenance procedures are typically scheduled to occur at multi-year intervals, which can result in maintenance expense fluctuations year-to-year. If our operating costs for labor, aircraft maintenance and overhead costs exceed the compensation earned from our pre-determined rates under our capacity purchase agreements, our financial position and operating results will be negatively affected.

Increased labor costs, pilot and other labor availability, labor disputes and unionization of our workforces may adversely affect our ability to conduct our business and reduce our profitability.

Any new labor agreement entered into by other regional carriers with their work forces may result in higher industry wages and increase pressure on us to increase the wages and benefits of our employees. If our labor agreements become uncompetitive, we may experience higher employee attrition and low employee job satisfaction, which may negatively impact our operating and financial results.

Our employees are represented by in-house associations; however, organizing efforts to join national unions among those employees occur from time to time. Such efforts will likely continue in the future and may ultimately result in some or all of our employees being represented by one or more national unions. If our employees were to unionize or be deemed to be represented by one or more national unions, negotiations with these unions could divert management's attention and disrupt operations. Additionally, representation by a national union may limit our ability to have open communications with our employees, negatively impact our company culture and deter our ability to amend our compensation packages for market conditions in a timely manner. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. A national union soliciting to represent our employees may represent employees at mainline carriers or other regional airlines and may have conflicting interests with those of our employees or SkyWest. Future collective bargaining agreements involving a national union and our employees may negatively impact our relationship with our employees and have an adverse impact on our operating and financial results.

We may experience an increase in fuel prices in our prorate and SWC operations.

Dependence on foreign imports of crude oil, limited refining capacity and the possibility of changes in government policy on jet fuel production, transportation and marketing make it difficult to predict the future availability of jet fuel. If there are additional outbreaks of hostilities or other conflicts in oil-producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of jet fuel, there could be a reduction in the supply of jet fuel and significant increases in the cost of jet fuel. Additionally, our operations may experience disruptions from temporary fuel shortages by our fuel vendors resulting from fuel quality issues, refueling disruption or other challenges. Major reductions in the availability of jet fuel or significant increases in its cost, or a continuation of high fuel prices for a significant period of time, would have a material adverse impact on us.

Pursuant to our capacity purchase agreements, our major airline partners have agreed to bear the economic risk of fuel price fluctuations on our contracted flights. However, we bear the economic risk of fuel price fluctuations on our prorate and SWC operations. As of December 31, 2024, we operated 25 CRJ200s under a prorate agreement with United and one CRJ900 and 16 CRJ700s or CRJ550s under a prorate agreement with Delta. As of December 31, 2024, we had 18 CRJ200s available for on-demand charter service through SWC. Our operating and financial results with respect to these prorate agreements and charter services can be negatively affected by the price of jet fuel in the event we are unable to increase our passenger fares. Additionally, in the event of prolonged low fuel prices, our competitors may lower their passenger ticket prices on routes that compete with our prorate or charter markets, which could negatively impact our prorate and charter revenue.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our chief executive officer, Russell A. Childs, and our other key management and operating personnel. We may have difficulty replacing management or other key personnel who cease to be employed by us and, therefore, the loss of the services of any of these individuals could harm our business. We do not maintain key-person insurance on any of our executive officers.

We may experience credit losses in excess of our estimated credit loss reserves.

Our financial results include estimated credit loss reserves associated with our accounts receivables, notes receivables and third-party debt guarantees. Our actual credit losses may exceed our estimated allowances, for a number of factors including but not limited to, counterparties' bankruptcy, undervalued collateral and/or inability to liquidate collateral, which could negatively impact our financial condition and financial results.

We have guaranteed the indebtedness of third parties that may default on their debt and require us to pay.

In 2022, we agreed to guarantee debt for a 14 CFR Part 135 air carrier. The debt is secured by the Part 135 air carrier's aircraft and engines and has a five-year term. At December 31, 2024, the outstanding debt for the guarantee was $14.1 million. In 2023, we agreed to guarantee debt for an aviation school. The debt is secured by the school's aircraft and engines and has a five-year term. At December 31, 2024, the outstanding debt for the guarantee was $10.6 million. The purpose of these arrangements is to increase the potential number of commercial pilots in the Company's hiring pipeline. In the event of default, if we are unable to sell the collateral, or the fair value is less than the required payment, it could negatively impact our financial condition and financial results. Additionally, there is no guarantee that the relationship with the entities will have a favorable effect on our ability to recruit pilots.

Risks Related to Operating and Leasing Regional Jet Aircraft and Engines

We are reliant on two aircraft manufacturers and one engine manufacturer.

We operate aircraft manufactured by Bombardier and Embraer. The issuance of FAA or manufacturer directives restricting or prohibiting the use of any Bombardier or Embraer aircraft types we operate could negatively impact our business and financial results. We are also dependent upon General Electric as the sole manufacturer of engines used on the aircraft we operate. Our operations could be materially and adversely affected by the failure or inability of Bombardier, Embraer, General Electric or other certified replacement part companies to provide sufficient parts or related maintenance and support services to us on a timely manner. Additionally, timing and availability of new aircraft deliveries could be delayed beyond our control.

We have a significant amount of contractual long-term debt obligations.

As of December 31, 2024, we had a total of approximately $2.7 billion in total long-term debt obligations. Our long-term debt obligations included $2.5 billion of debt used to finance aircraft and spare engines and $200.6 million related to borrowings under the Payroll Support Program Agreements with U.S. Department of the Treasury ("Treasury"). Our high level of fixed obligations could impact our ability to obtain additional financing to support additional expansion plans or divert cash flows from operations and expansion plans to service the fixed obligations.

Under our capacity purchase agreements, our major airline partners compensate us for our costs of owning the aircraft on a monthly basis. The aircraft compensation structure varies by agreement but is intended to cover either our aircraft principal and interest debt service costs or our aircraft depreciation and interest expense while the aircraft is under contract. In the event any of our major airline partners defaults under a capacity purchase agreement or we are unable to extend the flying contract terms on aircraft with ongoing financial obligations, our financial position and financial results could be materially adversely affected.

In addition, we may seek material amounts of additional financial liquidity in the short-term, which may include drawing down on SkyWest Airlines' line of credit, the issuance of secured debt securities and/or the entry into other debt facilities, among other financial instruments. There can be no assurance as to the timing of any such drawdown or issuance, which may be in the near term, or that any such additional financing will be completed on favorable terms, or at all.

If our liquidity is materially diminished, we might not be able to timely pay our leases and debts or comply with certain covenants under SkyWest Airlines' line of credit or with other material provisions of our contractual obligations.

We expect to issue debt to finance our anticipated aircraft purchases.

As of December 31, 2024, we have firm purchase commitments for 16 E175 aircraft and spare engines totaling $481.5 million. Over the next several years, if we continue to add new aircraft to our fleet, we anticipate using significant amounts of capital to acquire these aircraft.

There can be no assurance that our operations will generate sufficient cash flow or liquidity to enable us to obtain the necessary aircraft acquisition financing to replace our current fleet, or to make required debt service payments related to our existing or anticipated future obligations. Even if we meet all required debt, lease and purchase obligations, the size of these long-term obligations could negatively affect our financial condition and results of operations in many ways, including:

- increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;
- limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and
- adversely affecting our ability to respond to changing business or economic conditions or continue our growth strategy.

If we need additional capital and cannot obtain such capital on acceptable terms, or at all, we may be unable to realize our fleet replacement plans or take advantage of unanticipated opportunities.

The residual value of our owned aircraft may be less than estimated in our depreciation policies.

As of December 31, 2024, we had approximately $5.6 billion of property and equipment and related assets, net of accumulated depreciation. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, amendments to our capacity purchase agreements that impact the anticipated cash flows for our aircraft, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. In the event the estimated fair value of any of our aircraft types is determined to be lower than the net book value of the applicable aircraft type, such aircraft type in our fleet may be impaired and may result in a material impairment charge. An impairment on any of our aircraft types we

operate or an increased level of depreciation expense resulting from a change to our depreciation policy and assumptions could result in a material negative impact to our financial results. Future decisions to sell specific aircraft could potentially result in write-downs for aircraft held-for sale.

We lease aircraft and engines to third parties and the lessee may default under the lease terms, which could negatively affect our financial condition, cash flow and results of operations.

We leased five CRJ900 aircraft, 35 CRJ700 aircraft, and several CRJ aircraft engines to third parties as of December 31, 2024. In the event a lessee defaults under the terms of the lease agreement, we may incur additional costs, including legal and other expenses necessary to repossess the aircraft or engines, particularly if the lessee is contesting the proceedings or is in bankruptcy. We could also incur substantial maintenance, refurbishment or repair costs if a defaulting lessee fails to pay such costs and where such maintenance, refurbishment or repairs are necessary to put the aircraft or engines in suitable condition for remarketing or sale. We may also incur storage costs associated with any aircraft or engine that we repossess and are unable to place immediately with another lessee. Even if we are able to immediately place a repossessed aircraft or engine into service ourselves, or place the aircraft and engines under another lessee, we may not be able to do so at a similar or favorable lease rate. A lessee default under one of our lease agreements could negatively affect our financial condition, cash flow and results of operations.

We have entered into a strategic engine leasing joint venture that operates under joint control with a third party that involves significant risk.

We have entered into a strategic engine joint venture with a third party to lease engines to other parties. This strategic venture involves significant risks, including:

- we may not realize a satisfactory return on our investment;
- the joint venture may divert management's attention from our core business;
- our joint venture partner could have investment goals that are not consistent with our investment objectives, including the timing, terms and strategies for any investments; and
- our joint venture partner might fail to fund their share of required capital contributions or fail to fulfill their other obligations.

Although we currently participate in the management of our engine joint venture, our joint venture agreement requires unanimous approval over all significant actions. In addition, if we were unable to resolve a dispute with our joint venture partner that retains material managerial veto rights, we might reach an impasse that could require us to dissolve the joint venture at a time and in a manner that could negatively affect our financial results.

We entered into a partnership with a third party to develop demand for electric-powered aircraft that involves significant uncertainty and risk.

We have entered into a strategic partnership with Eve Holding, Inc. ("Eve", formerly EVE UAM, LLC, an Embraer company), to develop a network of deployment for Eve's eVTOL aircraft. To support this effort, SkyWest may provide assistance to Eve on vehicle design, vertiport specifications and the certification roadmap for eVTOL operations. This strategic partnership involves significant risks, including:

- development and certification of the aircraft is uncertain or may take longer than expected;
- future customer demand for eVTOL aircraft is uncertain;
- other parties are developing electric-powered aircraft and the level of competition may increase;
- the extent government regulation of eVTOL aircraft and its related infrastructure is uncertain, and the cost of compliance with any such regulations may be significant;
- we may not realize a satisfactory return on our investment; and
- our partner might fail to fulfill its obligations.

The effect of any, or some combination, of the foregoing risks could affect our partnership with Eve and future benefits may not materialize.

As of December 31, 2024, we held a warrant giving us the right to acquire 1,500,000 shares of common stock of Eve at an exercise price of $0.01 per share. At December 31, 2024, the fair value of the warrant was $8.2 million and future reductions in the trading market price of Eve's common stock will likely negatively impact our net income.

We have invested in Contour, which involves significant risk and may not produce a satisfactory return on our investment.

As of December 31, 2024, we have invested $25.0 million in Contour, a 14 CFR Part 135 air carrier. This strategic investment involves significant risks, including:

- we may not realize a satisfactory return on our investment;
- the investment may divert management's attention from our core business; and
- Contour could have operational or financial goals that are not consistent with our investment objectives, including the strategies and objectives for increasing value for Contour's shareholders.

The effect of any, or some combination, of the foregoing risks could negatively affect our financial results.

We are subject to various environmental requirements, including laws and regulations related to climate change and emissions. Compliance with new or existing environmental requirements could materially and adversely affect the Company's business plans, strategies and results of operations.

We are subject to federal, state and local laws and regulations relating to the protection of the environment, including those relating to aircraft and ground-based emissions, discharges into water systems, safe drinking water and the management of hazardous substances and waste materials. Certain legislative bodies and regulatory authorities are increasingly focused on climate change and have taken actions to implement additional laws, regulations and programs intended to protect the environment and may require specific reporting requirements. For example, the federal government, as well as several state and local governments, have implemented legislative and regulatory proposals and voluntary measures intended to reduce greenhouse gas emissions. Compliance with laws, regulations and other programs intended to reduce emissions or otherwise protect the environment may require us to reduce our emissions, secure carbon offset credits or otherwise pay for emissions, or make capital investments to modify certain aspects of our operations to reduce emissions. Future policy, legal and regulatory developments relating to the protection of the environment could increase our costs and have a material adverse effect on our operations.

We support our major airline partners' goals and strategies to reduce carbon emissions on flights we operate under our code-share agreements and, as we work to support each of our major airline partners' goals and strategies, initiatives to reduce emissions may not materialize and could materially and adversely affect the Company's business plans, strategies and results of operations.

During 2024, we produced approximately 5.6 million metric tons of CO_2e primarily from jet fuel emissions, using industry emissions factors for jet fuel gallons consumed on flights we operated under our code-share agreements. Under our flying contracts, our major airline partners are responsible for fuel procurement and selection of the type of aircraft we operate and have significant control over our flight schedules. Accordingly, we anticipate our major airline partners will take responsibility for carbon emissions incurred on our contract flights. Each of our major airline partners may have different goals, strategies and timelines to reduce carbon emissions on our flights. We are largely dependent on the direction from our major airline partners regarding long-term fuel saving initiatives such as engine innovations reducing fuel consumption, use of sustainable alternative fuels, carbon sequestration programs, air traffic flow routing efficiencies, among other initiatives. Each of our major airline partners may pursue alternative strategies and goals to reduce carbon emissions on flights we operate under our code-share agreements that may impact the rate at which we are able to reduce our carbon emissions, if at all. There is no assurance our major airline partners will take responsibility for carbon emissions incurred under our contract flights and no assurance future long-term fuel saving initiatives will materialize. In the event we pursue initiatives to reduce our carbon emissions, the cost could materially and adversely affect our business plans and results of operations.

Risks Related to Dividends, Share Repurchases and Our Common Stock

We cannot assure that we will resume dividend payments in the future and we cannot assure that we will continue stock repurchases in the future.

Historically, we have paid dividends and repurchased shares of our common stock in varying amounts. From April 2020 through September 30, 2022, we were restricted from paying dividends and repurchasing shares of our common stock under three Payroll Support Program Agreements and under a loan agreement with Treasury. During 2023, we resumed repurchasing shares of our common stock. We have not paid a dividend since 2020.

There can be no assurance that we will resume our past practice of paying dividends on our common stock or that we will have the financial resources to pay such dividends. The future payment of dividends will depend upon our financial condition, alternative uses of the Company's cash and results of operations and other factors deemed relevant by our board of directors.

In May 2023, our board of directors approved a share repurchase program, pursuant to which we are authorized to repurchase up to $250 million of our common stock. Under our May 2023 repurchase program we are authorized to repurchase such shares of common stock at prevailing market prices in the open market, in privately negotiated transactions or by other means in accordance with federal securities laws. Depending on market conditions and other factors, such repurchases may commence or be suspended from time to time by management without prior notice. The actual timing, number and value of shares repurchased will be determined by our management in its discretion. The number of shares of common stock that we may repurchase, including pursuant to the share repurchase program, will depend upon our financial condition and results of operations and other factors deemed relevant by our board of directors. There also can be no assurance that we will continue repurchasing shares of common stock under our May 2023 authorization, that our board of directors will approve additional share repurchase programs in the future or that we will have the financial resources to repurchase shares of common stock in the future.

Repurchases of our common stock pursuant to our share repurchase program and any future dividends could affect our stock price and increase its volatility. Additionally, our share repurchase program and any future dividends may reduce our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions.

Our common stock price may fluctuate significantly.

Volatility in our common stock price may prevent holders from selling shares at or above the prices paid for them. During the year ended December 31, 2024, our common stock closing price varied between a high of $115.11 and a low of $48.82. The market price of our common stock may fluctuate significantly for a variety of reasons, including: general market, political and other economic conditions; labor availability, including regional airline pilots; new regulatory pronouncements or changes in regulatory guidelines; announcements concerning the airline industry, our major airline partners or competitors; the market's reaction to our quarterly or annual earnings or those of other companies in the airline industry; failure to meet financial analysts' performance expectations or changes in recommendations by financial analysts for our common stock or the stock of other airlines; significant sales of our common stock, and other risks described in these "Risk Factors." In recent periods, the stock market has experienced extreme declines and volatility, significantly impacting the market price of securities issued by many companies, including us and other companies in our industry.

Provisions of our articles of incorporation, by-laws and code-share agreements may limit the ability or desire of others to gain control of our Company.

Our ability to issue shares of preferred and common stock without shareholder approval may have the effect of delaying or preventing a change in control and may adversely affect the voting and other rights of the holders of our common stock, even in circumstances where such a change in control would be viewed as desirable by most investors. The provisions of the Utah Control Shares Acquisitions Act may also discourage the acquisition of a significant interest in or control of our Company. Additionally, our code-share agreements contain termination and extension trigger provisions related to change in control type transactions that may have the effect of deterring a change in control of our Company.

General Risk Factors

We may be a party to litigation in the normal course of business or otherwise, which could affect our financial condition and results of operations.

We may become party to or otherwise involved in legal proceedings, claims and government inspections or investigations and other legal matters, arising in the ordinary course of our business or otherwise, including, but not limited to those related to injury or tort, environmental, employment and commercial legal issues. Legal proceedings can be complex and take many months, or even years, to reach resolution, with the final outcome depending on a number of variables, some of which are not within our control. Litigation is subject to significant uncertainty and may be expensive, time-consuming and disruptive to our operations. Although we will vigorously defend ourselves in such legal proceedings, their ultimate resolution and potential financial and other impacts on us are uncertain. If a legal proceeding is resolved against us, it could result in significant compensatory damages or injunctive relief that could materially adversely affect our financial condition, results of operations and cash flows.

The adoption of new tax legislation or changes to existing tax laws and regulations could adversely affect our financial condition or results of operations.

We are subject to tax laws and regulations of the U.S. federal, state and local governments as well as various non-U.S. jurisdictions. Potential changes in existing tax laws, including future regulatory guidance, may impact our effective tax rate and tax payments. There can be no assurance that changes in tax laws or regulations, both within the United States and the other jurisdictions in which we operate, will not materially and adversely affect our effective tax rate, tax payments, financial condition and results of operations. Similarly, changes in tax laws and regulations that impact our major airline partners, customers or the economy generally may also impact our financial condition and results of operations.

In addition, tax laws and regulations are complex and subject to varying interpretations, and any significant failure to comply with applicable tax laws and regulations in all relevant jurisdictions could give rise to substantial penalties and liabilities. Any changes in enacted tax laws, rules or regulatory or judicial interpretations; any adverse outcome in connection with tax audits in any jurisdiction; or any change in the pronouncements relating to accounting for income taxes could materially and adversely impact our effective tax rate, tax payments, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our approach to mitigating information technology and cybersecurity risk comprises a range of activities with the primary objective of maintaining the confidentiality, integrity and availability of our critical IT Systems and information related to our business. Although IT Systems are inherently vulnerable to interruption due to a variety of sources, we have aligned our cybersecurity risk management program, including our processes and controls, with certain applicable and relevant guidelines. For example, we have aligned our processes with the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and assess our cybersecurity maturity against the NIST CSF's core functions; however, this does not imply that we meet any particular technical standards, specifications or requirements, only that we use the NIST CSF as a guide to help us identify, assess and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management processes include a cybersecurity incident response plan, and we have invested in technical and organizational safeguards intended to manage and mitigate material risks from cybersecurity threats to our IT Systems, including network security controls, employee training, internal vetting of third-party vendors and service providers with whom we may share data, and regular system reviews and security exercises. Our cybersecurity risk management program is a component of our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

While we work closely with accredited third-party cybersecurity firms, where appropriate, to audit our security architecture, our Information Security Team, consisting of experienced cybersecurity professionals, is responsible for the day-to-day management of our cybersecurity risks, including directing our cybersecurity risk assessment processes, our security processes, and our response to cybersecurity incidents.

For the year ended December 31, 2024, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors – Cybersecurity incidents, hardware or software failures or other information technology disruptions may negatively impact our operations, reputation and financial condition."

Cybersecurity Governance

Our Board considers cybersecurity risk as critical to the enterprise and delegates the cybersecurity risk oversight function to the Audit Committee. The Audit Committee oversees management's design, implementation and enforcement of our cybersecurity risk management program.

The Audit Committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Audit Committee members also receive presentations on cybersecurity topics from our Vice President of Information Technology and Chief Financial Officer, supported by our internal security staff, or external experts as part of the Board's continuing education on topics that impact public companies.

Our management team, including our Chief Financial Officer and Vice President of Information Technology, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for leading our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our external cybersecurity service providers. Our Vice President of Information Technology has more than 25 years of experience managing and leading IT and cybersecurity teams. Our Vice President of Information Technology participates in the Aviation ISAC organization, an international membership community of airframers, airlines, airports, satellite manufacturers, aviation services, and their supply chains that collaborate to prevent, detect, respond to, and remediate cyber risk through threat intelligence sharing and best practices.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the IT environment.

ITEM 2. PROPERTIES

Flight Equipment

As of December 31, 2024, our fleet used by our SkyWest Airlines segment under our code-share agreements consisted of the following types of owned and leased aircraft:

Aircraft Type	Number of Owned Aircraft	Number of Leased Aircraft	Passenger Capacity	Scheduled Flight Range (up to miles)	Average Cruising Speed (mph)	Average Age (years)
E175s	212	50	70-76	2,100	530	6.5
CRJ900s	12	24	70-76	1,500	530	14.0
CRJ700s and CRJ550s	117	2	50-70	1,600	530	19.1
CRJ200s	75	—	50	1,500	530	21.8

Several factors may impact our fleet size throughout 2025 and thereafter, including, but not limited to, contract expirations that are not renewed, labor shortages, reductions in our prorate fleet, lease expirations that are not extended

and growth opportunities. Our actual future fleet size and/or mix of aircraft types and future aircraft scheduled utilization will likely vary, and may vary materially, from our current fleet size and/or mix and aircraft utilization. The number of leased aircraft in the table above are aircraft we lease from our major airline partners for a de minimis monthly cost under capacity purchase agreements (also referred to as partner-financed aircraft).

Ground Facilities

We lease many of the buildings and associated land that we occupy. Most of these leases are for facilities at airports with various government agencies that control the use of the airport. We lease maintenance, training and office facilities in Salt Lake City, Utah, and we lease additional maintenance facilities in Boise, Idaho; Fresno, California; Tucson, Arizona; Chicago, Illinois; Detroit, Michigan; Nashville, Tennessee; South Bend, Indiana; and Fort Wayne, Indiana. We also lease ticket counters, passenger hold rooms, operating areas and other terminal space in many of the airports that we serve.

We own our corporate headquarters facilities located in St. George, Utah and a maintenance accessory shop facility in Salt Lake City, Utah. We also own maintenance facilities on land leases with airport authorities in Milwaukee, Wisconsin; Oklahoma City, Oklahoma; and Colorado Springs, Colorado.

ITEM 3. LEGAL PROCEEDINGS

We are subject to certain legal actions which we consider routine to our business activities. As of December 31, 2024, our management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters was not likely to have a material adverse effect on our financial position, liquidity or results of operations. However, the ultimate resolution of these matters is inherently uncertain.

ITEM 4. MINE SAFETY DISCLOSURES

The disclosure required by this item is not applicable.


PART II


ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on The Nasdaq Global Select Market under the symbol "SKYW." As of February 7, 2025, there were approximately 3,458 stockholders of record of our common stock. Securities held of record do not include shares held in securities position listings. The transfer agent for our common stock is Zions First National Bank, Salt Lake City, Utah.

Dividends

We did not declare dividends for the years ended December 31, 2024 and 2023.

Issuer Purchases of Equity Securities

Our Board of Directors has adopted a stock repurchase program which authorizes us to repurchase shares of our common stock in the public market or in private transactions, from time to time, at prevailing prices. Our stock repurchase program adopted in May 2023 authorized the repurchase of up to $250.0 million of our common stock. The following table summarizes the repurchases under our stock repurchase program during the three months ended December 31, 2024:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program [1]		Maximum Dollar Value of Shares that May Yet Be Purchased Under the Program (in Thousands)
October 1, 2024 - October 31, 2024.......	12,500	$ 91.23	12,500	$	51,405
November 1, 2024 - November 30, 2024 ..	25,142	$ 110.53	25,142	$	48,626
December 1, 2024 - December 31, 2024 ...	9,685	$ 106.03	9,685	$	47,599
Total	47,327	$ 104.51	47,327	$	47,599

[1] In May 2023, our Board of Directors approved a stock purchase program, which superseded our prior repurchase program and authorized us to repurchase up to $250.0 million of our common stock. Purchases are made at management's discretion based on market conditions and financial resources. As of December 31, 2024, we had repurchased 4,827,300 shares of our common stock for $202.4 million and had $47.6 million remaining availability under the May 2023 authorization.

Stock Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total shareholder return on our common stock over the five-year period ended December 31, 2024, with the cumulative total return during such period of the Nasdaq Stock Market (U.S. Companies) and the Nasdaq Stock Market Transportation Index. The following graph assumes an initial investment of $100.00 with dividends reinvested. The stock performance shown on the graph below represents historical stock performance and is not necessarily indicative of future stock price performance.



		INDEXED RETURNS				
	Base Period			**Years Ending**		
Company Name / Index	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**
SkyWest, Inc.	**100**	62.59	61.02	25.63	81.05	155.47
NASDAQ Composite.	**100**	144.92	177.06	119.45	172.77	223.87
NASDAQ Transportation Index	**100**	130.86	165.47	140.02	168.12	171.24

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents factors that had a material effect on our results of operations during the years ended December 31, 2024 and 2023. Also discussed is our financial condition as of December 31, 2024 and 2023. You should read this discussion in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this Report or incorporated herein by reference. This discussion and analysis contains forward-looking statements. Please refer to the sections of this Report entitled "Cautionary Statement Concerning Forward-Looking Statements" and "Item 1A. Risk Factors" for discussion of some of the uncertainties, risks and assumptions associated with these statements.

This section of this Annual Report on Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Annual Report on Form 10-K can be found in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Overview

We have the largest regional airline operation in the United States. As of December 31, 2024, we offered scheduled passenger and air freight service with approximately 2,190 total daily departures to destinations in the United States, Canada and Mexico. Our fleet of E175, CRJ900, CRJ700 and CRJ550 have a multiple-class seat configuration, whereas our CRJ200 have a single-class seat configuration. During 2022, we formed SWC, which offers on-demand charter services using CRJ200 aircraft in a 30-seat configuration. As of December 31, 2024, we had 624 total aircraft in our fleet, including 492 aircraft in scheduled service or under contract pursuant to our code-share agreements, summarized as follows:

	E175	CRJ900	CRJ700/CRJ550	CRJ200	Total
United.	114	—	27	75	216
Delta	86	36	21	—	143
American	20	—	71	—	91
Alaska.	42	—	—	—	42
Aircraft in scheduled service or under contract	262	36	119	75	492
SWC.	—	—	—	18	18
Leased to third parties	—	5	35	—	40
Other [1].	—	8	20	46	74
Total Fleet	262	49	174	139	624

---

[1] As of December 31, 2024, other aircraft included: supplemental spare aircraft supporting our code-share agreements that may be placed under future code-share or leasing arrangements, aircraft transitioning between code-share agreements with our major airline partners or aircraft that are scheduled to be disassembled for use as spare parts.

Our business model is based on providing scheduled regional airline service under code-share agreements (commercial agreements between airlines that, among other things, allow one airline to use another airline's flight designator codes on its flights) with our major airline partners. Our success is principally centered on our ability to meet the needs of our major airline partners by providing a reliable and safe operation at attractive economics. During the year

ended December 31, 2024, we made changes to our fleet, including the addition of five new E175 aircraft and 20 partner-financed E175 aircraft.

We anticipate our fleet will continue to evolve, as we are scheduled to add a total of 15 new E175 aircraft with United from 2025 to 2026 and one new E175 aircraft with Alaska in 2025. We also have multiple agreements with United to place 30 used CRJ550 aircraft into service throughout 2025 and 2026. Timing of placing these additional aircraft into service, including delivery timing on acquired aircraft, may be subject to change as we are coordinating with our major airline partners in response to labor availability or other factors. Our primary objective in the fleet changes is to improve our profitability by adding new E175 aircraft and used CRJ700, CRJ550, CRJ900 and E175 aircraft, commonly referred to as "dual-class CRJ aircraft," to capacity purchase agreements or prorate agreements, and potentially removing older aircraft from service that typically require higher maintenance costs.

For the year ended December 31, 2024, approximately 43.9% of our aircraft in scheduled service or under contract were operated for United, approximately 29.1% were operated for Delta, approximately 18.5% were operated for American and approximately 8.5% were operated for Alaska.

Historically, multiple contractual relationships with major airlines have enabled us to reduce our reliance on any single major airline code and to enhance and stabilize operating results through a mix of our capacity purchase agreements and our prorate flying agreements. For the year ended December 31, 2024, our capacity purchase revenue represented approximately 86.6% of our total flying agreements revenue and our prorate and SWC revenue, combined, represented approximately 13.4% of our total flying agreements revenue. On capacity purchase routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories and we are compensated by the major airline partner at contracted rates based on completed block hours (measured from takeoff to landing, including taxi time), flight departures, the number of aircraft under contract and other operating measures. We control scheduling, pricing and seat inventories on certain prorate routes, and we share passenger fares with our major airline partners according to prorate formulas. We are also responsible for the operating costs of the prorate flights, including fuel and airport costs.

Financial Highlights

We had total operating revenues of $3.5 billion for the year ended December 31, 2024, a 20.2% increase compared to total operating revenues of $2.9 billion for the year ended December 31, 2023. We had net income of $323.0 million, or $7.77 per diluted share, for the year ended December 31, 2024, compared to net income of $34.3 million, or $0.77 per diluted share, for the year ended December 31, 2023. The significant items affecting our revenue and operating expenses during the year ended December 31, 2024, are outlined below:

Revenue

The number of aircraft we have in scheduled service or under contract pursuant to our code-share agreements and the number of block hours we incur on our flights are primary drivers of our flying agreements revenue under our capacity purchase agreements. The number of flights we operate and the corresponding number of passengers we carry are the primary drivers of our revenue under our prorate flying agreements. The number of aircraft we have in scheduled service or under contract pursuant to our code-share agreements increased from 485 as of December 31, 2023, to 492 as of December 31, 2024, or by 1.4%; and the number of block hours increased from 1.14 million in 2023 to 1.29 million in 2024, or by 13.3%, due to an increase in scheduled daily utilization of our aircraft driven by an increase in the number of available captains.

Our capacity purchase revenue increased $502.4 million, or 20.5%, from 2023 to 2024, primarily as a result of an increase in completed block hours for the comparable period and recognizing previously deferred revenue for the year ended December 31, 2024, compared to deferring the recognition of revenue on fixed monthly payments we received during the year ended December 31, 2023. As a result of a higher number of passengers carried on our prorate routes and an increase in the number of prorate and charter flights operated year-over-year, our prorate and SWC revenue increased $76.0 million, or 19.9%, in 2024, as compared to 2023.

Operating Expenses

Our total operating expenses increased $201.9 million, or 7.1%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase in operating expenses was primarily due to an increase in

our direct operating expenses associated with the increase in the number of flights we operated for the year ended December 31, 2024, compared to the year ended December 31, 2023. Departures increased from 691,962 for the year ended December 31, 2023 to 766,742 for the year ended December 31, 2024, or by 10.8%, and our total block hours increased 13.3% in 2024, as compared to 2023. Additional details regarding the increase in our operating expenses are described in the section of this Report entitled "Results of Operations."

Fleet Activity

The following table summarizes our fleet scheduled for service or under contract as of 2024:

Aircraft in Service or Under Contract	December 31, 2023	Additions	Removals	December 31, 2024
E175s	237	25	—	262
CRJ900s	41	—	(5)	36
CRJ700/CRJ550s	118	23	(22)	119
CRJ200s	89	—	(14)	75
Total	485	48	(41)	492

During 2024, we took delivery of five new E175 aircraft and placed the aircraft into service under capacity purchase agreements and we placed 20 partner-financed E175 aircraft into service under a capacity purchase agreement. We placed 23 SkyWest owned CRJ550 aircraft into service under a capacity purchase agreement or prorate agreement, while removing 22 CRJ700 aircraft from flying agreements. We also removed 14 CRJ200 aircraft from service during 2024. We are evaluating alternative uses for the CRJ200 aircraft removed from service.

Results of Operations

2024 Compared to 2023

Operational Statistics

The following table sets forth our major operational statistics and the associated percentage changes for the periods identified below. The increase in block hours, departures and passengers carried during the year ended December 31, 2024, compared to the year ended December 31, 2023, was primarily due to an increase in the number of available captains during 2024, compared to 2023, which allowed for a higher scheduled utilization of our aircraft.

	For the year ended December 31,		
	2024	2023	% Change
Block hours by aircraft type:			
E175s	792,318	677,886	16.9 %
CRJ900s	84,883	76,588	10.8 %
CRJ700s	244,909	218,059	12.3 %
CRJ200s	169,930	167,910	1.2 %
Total block hours	1,292,040	1,140,443	13.3 %
Departures	766,742	691,962	10.8 %
Passengers carried	42,335,302	38,597,309	9.7 %
Passenger load factor	82.8 %	83.6 %	(0.8)pts
Average passenger trip length (miles)	464	453	2.4 %

Operating Revenues

The following table summarizes our operating revenue for the periods indicated (dollar amounts in thousands):

	For the year ended December 31,			
	2024	2023	$ Change	% Change
Flying agreements	$ 3,412,798	$ 2,834,397	$ 578,401	20.4 %
Lease, airport services and other	115,122	101,035	14,087	13.9 %
Total operating revenues	$ 3,527,920	$ 2,935,432	$ 592,488	20.2 %

Flying agreements revenue primarily consists of revenue earned on flights we operate under our capacity purchase agreements and prorate agreements with our major airline partners and on-demand charter flights. Lease, airport services and other revenues consist of revenue earned from leasing aircraft and spare engines to third parties separate from our capacity purchase agreements and providing airport counter, gate and ramp services.

We disaggregate our flying agreements revenue into the following categories (dollar amounts in thousands):

	For the year ended December 31,			
	2024	2023	$ Change	% Change
Capacity purchase agreements flight operations revenue.........	$ 2,415,598	$ 1,976,743	$ 438,855	22.2 %
Capacity purchase agreements aircraft lease revenue............	539,810	476,265	63,545	13.3 %
Prorate agreements and SWC revenue......................	457,390	381,389	76,001	19.9 %
Flying agreements revenue................................	$ 3,412,798	$ 2,834,397	$ 578,401	20.4 %

The increase in "Capacity purchase agreements flight operations revenue" of $438.9 million, or 22.2%, was primarily due to a 13.3% increase in block hour production and a decrease in deferred revenue related to fixed monthly payments for flight operations received under our capacity purchase agreements for the year ended December 31, 2024, compared to the year ended December 31, 2023. Under our capacity purchase agreements, we are paid a fixed amount per month per aircraft over the contract term. We recognize the total projected fixed monthly payments per aircraft as revenue proportionately to the number of block hours we complete for each reporting period, relative to the estimated number of block hours we anticipate completing over the remaining contract term. Under our capacity purchase agreements, the performance obligation of each completed flight is measured in block hours incurred for each completed flight. Beginning January 1, 2024, certain scheduled fixed monthly payments under our capacity purchase agreements transitioned to variable payments, which was the primary driver in recognizing previously deferred revenue during the year ended December 31, 2024, whereas we deferred recognizing revenue associated with the fixed monthly payments for the year ended December 31, 2023. Based on the number of completed block hours during the year ended December 31, 2024, we recognized $43.4 million of previously deferred revenue, net of unbilled revenue, related to the non-lease fixed monthly payments we received associated with our flight operations revenues. For the year ended December 31, 2023, we deferred recognizing $164.0 million of revenue, net of unbilled revenue, related to the non-lease fixed monthly payments received associated with our flight operations revenues. The timing of our revenue recognition related to the fixed payments associated with our flight operations will be adjusted over the remaining contract term for each capacity purchase agreement based on the number of block hours we complete each reporting period relative to the number of block hours we anticipate completing over the remaining contract term of each capacity purchase agreement.

The increase in "Capacity purchase agreements aircraft lease revenue" of $63.5 million, or 13.3%, was primarily due to a transition from certain scheduled fixed monthly lease payments to variable lease payments under our capacity purchase agreements beginning January 1, 2024. Under our capacity purchase agreements, a portion of the consideration we are paid is designed as reimbursement for certain aircraft ownership costs and is considered lease revenue, including fixed monthly payments and variable payments. We recognize the fixed monthly lease payments as lease revenue using the straight-line basis over the capacity purchase agreement term and variable lease payments are recognized in the period when the block hours are completed. We recognized $1.5 million of previously deferred lease revenue during the year ended December 31, 2024, using the straight-line basis for fixed monthly lease payments, whereas we deferred recognizing $78.5 million during the year ended December 31, 2023.

The deferred revenue balance applicable to each contract will be recorded as revenue over the term of each respective contract. For clarity, under our "Capacity purchase agreements flight operations revenue" and "Capacity purchase agreements aircraft lease revenue" combined, we recognized $44.9 million of previously deferred revenue, net of unbilled revenue, during the year ended December 31, 2024, compared to deferring revenue, net of unbilled revenue, of $242.5 million during the year ended December 31, 2023. Our total deferred revenue balance, associated with our "Capacity purchase agreements flight operations revenue" and our "Capacity purchase agreements aircraft lease revenue," net of unbilled revenue, was $322.4 million as of December 31, 2024, compared to total deferred revenue, net of unbilled revenue of $367.3 million as of December 31, 2023.

The increase in prorate agreements and SWC revenue of $76.0 million, or 19.9%, was primarily due to an increase in prorate passengers and passenger revenue we received on routes we operated under our prorate agreements during the year ended December 31, 2024, compared to the year ended December 31, 2023. Additionally, a portion of

the increase was attributed to an increase in SWC revenue for the year ended December 31, 2024, compared to the year ended December 31, 2023, as SWC began operations in 2023.

The increase in lease, airport services and other revenues of $14.1 million, or 13.9%, was primarily due to an increase in the number of leased assets and lease rates for leases to third parties during 2024 compared to 2023.

Operating Expenses

Individual expense components attributable to our operations are set forth in the following table (dollar amounts in thousands):

| | For the year ended December 31, | | | |
	2024	2023	$ Change	% Change
Salaries, wages and benefits	$ 1,463,932	$ 1,322,615	$ 141,317	10.7 %
Aircraft maintenance, materials and repairs	712,642	673,453	39,189	5.8 %
Depreciation and amortization	383,880	383,115	765	0.2 %
Aircraft fuel	87,409	85,913	1,496	1.7 %
Airport-related expenses	85,836	72,640	13,196	18.2 %
Aircraft rentals	5,257	25,507	(20,250)	(79.4)%
Other operating expenses	294,307	268,120	26,187	9.8 %
Total operating expenses	$ 3,033,263	$ 2,831,363	$ 201,900	7.1 %

Salaries, wages and benefits. The $141.3 million, or 10.7%, increase in salaries, wages and benefits was due to an increase in direct labor costs that resulted from the higher number of flights we operated during the year ended December 31, 2024, compared to the year ended December 31, 2023.

Aircraft maintenance, materials and repairs. The $39.2 million, or 5.8%, increase in aircraft maintenance expense was primarily due to higher flight volume, which increased our maintenance activity and related expenses, for the year ended December 31, 2024, compared to the year ended December 31, 2023.

Depreciation and amortization. The $0.8 million, or 0.2%, increase in depreciation and amortization expense was primarily due to an increase in depreciation expense related to the acquisition of five new E175 aircraft and spare engines since December 31, 2023, significantly offset by lower depreciation on our older CRJ fleet that reached our previously estimated useful life estimates during the 2024 year.

Aircraft fuel. The $1.5 million, or 1.7%, increase in fuel cost was primarily due to an increase in the number of flights we operated under our prorate agreements and under SWC and the corresponding increase in gallons of fuel we purchased, offset by a decrease in our average fuel cost per gallon from $3.70 in 2023 to $3.19 in 2024. We purchase and incur expense for all fuel on flights operated under our prorate agreements and SWC. All fuel costs incurred under our capacity purchase agreements are either purchased directly by our major airline partner, or if purchased by us, we record the direct reimbursement as a reduction to our fuel expense. The following table summarizes the gallons of fuel we purchased under our prorate agreements and SWC, for the periods indicated:

| | For the year ended December 31, | | |
(in thousands)	2024	2023	% Change
Fuel gallons purchased	27,386	23,198	18.1 %
Fuel expense	$ 87,409	$ 85,913	1.7 %

Airport-related expenses. Airport-related expenses include airport-related customer service costs such as outsourced airport gate and ramp agent services, airport security fees, passenger interruption costs, deicing, landing fees and station rents. For clarity, our employee airport customer service labor costs are reflected in salaries, wages and benefits and customer service labor costs we outsource to third parties are included in airport-related expenses. The $13.2 million, or 18.2%, increase in airport-related expenses for the year ended December 31, 2024, compared to the year ended December 31, 2023, was primarily due to an increase in subcontracted airport services, weather related aircraft deicing costs and landing fees as a result of an increase in the number of flights we operated under our prorate agreements.

Aircraft rentals. The $20.3 million, or 79.4%, decrease in aircraft rentals was primarily related to early lease buyouts we executed during 2023. During 2023, we acquired 26 CRJ700 aircraft, eight CRJ200 aircraft and one CRJ900 aircraft under early lease buyouts.

Other operating expenses. Other operating expenses primarily consist of property taxes, hull and liability insurance, simulator costs, crew per diem, crew hotel costs and credit loss reserves. The $26.2 million, or 9.8%, increase in other operating expenses was primarily related to an increase in other operating costs, such as crew per diem and crew hotel costs, as a result of the higher number of flights we operated during 2024, compared to 2023.

Summary of interest expense, interest income, other income (expense) and provision for income taxes:

Interest Expense. The $16.6 million, or 12.7%, decrease in interest expense was primarily related to a decrease in outstanding debt from $3.0 billion at December 31, 2023 to $2.7 billion at December 31, 2024. Our average effective interest rate for 2024 and 2023 was 4.2% and 4.1%, respectively.

Interest income. Interest income increased $4.0 million, from $43.9 million during the year ended December 31, 2023 to $47.9 million during the year ended December 31, 2024. Our interest income increased primarily from an increase in average interest rates attributed to our marketable securities for the year ended December 31, 2024, compared to the year ended December 31, 2023.

Other income, net. Other income, net decreased $19.4 million in 2024, compared to 2023. Other income, net primarily consists of the realized and unrealized gains or losses on our investments in other companies, income or loss related to our equity method investments and gains or losses on the sale of assets. The decrease in other income, net was primarily due to a decrease in gains from the sale of assets and a decrease in unrealized gains on our investments in other companies for the year ended December 31, 2024, compared to the year ended December 31, 2023.

Provision for income taxes. For the years ended December 31, 2024, and December 31, 2023, our effective income tax rates were 25.3% and 14.8%, respectively, which included the statutory federal income tax rate of 21% and other reconciling income tax items, including state income taxes and the impact of non-deductible expenses. For the year ended December 31, 2023, the lower effective tax rate was primarily related to a benefit of $7.6 million for the release of a previously recorded uncertain tax position liability. Our income tax provision rate may fluctuate each reporting period based on various factors including, but not limited to, the amount of our non-deductible operating expenses, relative to our income before income taxes.

Net Income. Primarily due to the factors described above, we generated net income of $323.0 million, or $7.77 per diluted share, for the year ended December 31, 2024, compared to net income of $34.3 million, or $0.77 per diluted share, for the year ended December 31, 2023.

Our Business Segments 2024 compared to 2023:

Our reporting segments consist of (1) the operations of SkyWest Airlines and SWC, which had its first revenue generating flight in 2023, (collectively, "SkyWest Airlines and SWC") and (2) SkyWest Leasing activities.

Our chief operating decision maker analyzes the profitability of operating aircraft under our code-share agreements separately from the profitability of financing new aircraft acquired through debt and cash placed under our capacity purchase agreements, currently consisting of our E175 fleet, and our return on such aircraft financing. The SkyWest Airlines and SWC segment includes revenue earned under the applicable capacity purchase agreements attributed to operating such aircraft and the respective operating costs, and revenue and operating expenses attributed to other flying or airport services agreements and charter flight services. The SkyWest Leasing segment includes applicable revenue earned under the applicable capacity purchase agreements attributed to the ownership of new aircraft acquired through the issuance of debt and the respective depreciation and interest expense of such aircraft. The SkyWest Leasing segment also includes the activity of acquiring and leasing used regional jet aircraft and spare engines to third parties and other activities. The SkyWest Leasing segment's total assets and capital expenditures include new aircraft acquired through the issuance of debt and our aircraft and engines leased to third parties. Additionally, aircraft removed from SkyWest Airlines operations and held for sale are included in the SkyWest Leasing segment.

Corporate overhead expenses, primarily consisting of administrative labor costs, were allocated to the operating expenses of SkyWest Airlines and SWC and SkyWest Leasing. Overhead expenses allocated to SkyWest Leasing reflect our estimated labor expense incurred to support SkyWest Leasing activities.

The following table sets forth our SkyWest Airlines and SWC segment data for the years ended December 31, 2024 and 2023 (in thousands):

| | For the year ended December 31, (dollar amounts in thousands) | | | |
	2024	2023	$ Change	% Change
Operating revenues	$ 2,905,339	$ 2,392,174	$ 513,165	21.5 %
Salaries, wages and benefits	1,461,271	1,319,954	141,317	10.7 %
Aircraft maintenance, materials and repairs	684,805	657,392	27,413	4.2 %
Depreciation and amortization	145,052	149,264	(4,212)	(2.8)%
Interest expense	12,916	17,053	(4,137)	(24.3)%
Other segment items[1]	462,404	413,722	48,682	11.8 %
SkyWest Airlines and SWC Segment profit (loss)[2]	$ 138,891	$ (165,211)	$ 304,102	(184.1)%

[1] Other segment items include aircraft fuel; airport related expenses; aircraft rentals; other operating expenses consisting primarily of property taxes, hull and liability insurance, simulator costs, crew per diem and crew hotel costs; interest income and other income, net.

[2] Segment profit (loss) is equal to income before income taxes. As a result of adopting ASC 2023-07, the Company included interest income and other income in the recast segment profit (loss) for each segment for the year ended December 31, 2023.

SkyWest Airlines and SWC Segment Profit (Loss). SkyWest Airlines and SWC segment profit was $138.9 million for the year ended December 31, 2024, compared to a segment loss of $165.2 million for the year ended December 31, 2023.

SkyWest Airlines and SWC block hour production increased 13.3%, from 1,140,443 for the year ended December 31, 2023 to 1,292,040 for the year ended December 31, 2024, primarily due to an increase in the number of available captains, which allowed for a higher scheduled utilization of our aircraft. Significant items contributing to the SkyWest Airlines and SWC segment profit for the year ended December 31, 2024 are set forth below.

SkyWest Airlines and SWC operating revenues increased $513.2 million, or 21.5%, from 2024 to 2023. SkyWest Airlines recognizes revenue attributed to flight operations received as fixed monthly payments per aircraft proportionate to the number of block hours completed during each reporting period, relative to the estimated number of block hours we anticipate completing over the remaining contract term. During the year ended December 31, 2024, SkyWest Airlines recognized $43.4 million of previously deferred revenue, net of unbilled revenue, related to fixed monthly payments we received associated with our flight operations revenues, compared to deferring $164.0 million of revenue, net of unbilled revenue, related to fixed monthly payments received associated with our flight operations revenues during the year ended December 31, 2023. Additionally, the increase in SkyWest Airlines and SWC operating revenues was attributed to an increase in block hour production during the year ended December 31, 2024, compared to the year ended December 31, 2023.

SkyWest Airlines and SWC's salaries, wages and benefits expense increased $141.3 million, or 10.7%, primarily due to an increase in direct labor costs that resulted from the higher number of flights we operated during the year ended December 31, 2024, compared to the year ended December 31, 2023.

SkyWest Airlines and SWC's aircraft maintenance, materials and repairs expense increased $27.4 million, or 4.2%, primarily due to higher flight volume, which increased the maintenance activity and related expenses, for the year ended December 31, 2024, compared to the year ended December 31, 2023.

SkyWest Airlines and SWC's depreciation and amortization expense decreased $4.2 million, or 2.8%, primarily due to lower depreciation on our older CRJ fleet that reached our previously estimated useful life estimates during the 2024 year.

SkyWest Airlines and SWC's interest expense decreased $4.1 million, or 24.3%, primarily due a decrease in outstanding debt from December 31, 2023 to December 31, 2024.

SkyWest Airlines and SWC's other segment items increased $48.7 million, or 11.8%, primarily related to an increase in other operating costs, such as crew per diem and crew hotel costs, as a result of the higher number of flights we operated during the year ended December 31, 2024, compared to the year ended December 31, 2023, offset by a decrease in aircraft rent expense due to the early lease buyouts of 35 CRJ aircraft in 2023.

The following table sets forth our SkyWest Leasing segment data for the years ended December 31, 2024 and 2023 (in thousands):

	For the year ended December 31, (dollar amounts in thousands)			
	2024	2023	$ Change	% Change
Operating revenues	$ 622,581	$ 543,258	$ 79,323	14.6 %
Salaries, wages and benefits	2,661	2,661	—	— %
Aircraft maintenance, materials and repairs	27,837	16,061	11,776	73.3 %
Depreciation and amortization	238,828	233,851	4,977	2.1 %
Interest expense	101,424	113,877	(12,453)	(10.9)%
Other segment items[1]	(41,421)	(28,712)	(12,709)	44.3 %
SkyWest Leasing Segment profit[2]	$ 293,252	$ 205,520	$ 87,732	42.7 %

[1] Other segment items for SkyWest Leasing primarily consists of interest income and other income, net; and aircraft rentals and other operating expenses consisting primarily of property taxes.

[2] Segment profit is equal to income before income taxes. As a result of adopting ASC 2023-07, the Company included interest income and other income in the recast segment profit (loss) for each segment for the year ended December 31, 2023.

SkyWest Leasing Segment Profit. SkyWest Leasing profit increased $87.7 million, or 42.7%, during 2024, compared to 2023. For the year ended December 31, 2024, SkyWest Leasing recognized $1.5 million of previously deferred lease revenue, compared to deferring $78.5 million of lease revenue on the fixed monthly lease payments received for the year ended December 31, 2023, under the straight-line basis. Additionally, SkyWest Leasing profit increased due to additional lease revenue from the E175 aircraft placed under contract since December 31, 2023, a decrease in interest expense as a result of a lower outstanding debt balance for the year ended December 31, 2024, compared to the year ended December 31, 2023, and a gain related to reclassifying assets held for sale as held and used during the year ended December 31, 2024.

Liquidity and Capital Resources

As of December 31, 2024, we had $801.6 million in cash, cash equivalents and marketable securities and $75.1 million available for borrowings under our line of credit. Given our available liquidity as of December 31, 2024, we believe the working capital currently available to us will be sufficient to meet our present financial requirements, including planned capital expenditures, scheduled lease payments and debt service obligations for at least the next 12 months.

Our total of cash, cash equivalents and marketable securities decreased from $835.2 million as of December 31, 2023, to $801.6 million as of December 31, 2024, or by $33.6 million. Our total long-term debt, including current maturities decreased from $3.0 billion as of December 31, 2023, to $2.7 billion as of December 31, 2024, or by $0.3 billion, primarily due to scheduled debt payments for the 2024 year, partially offset by debt issued to finance five new E175 aircraft. Additionally, we used $43.3 million to repurchase 0.6 million shares of our common stock during the year ended December 31, 2024. At December 31, 2024, our total capital mix (measured as a ratio of total stockholder equity

and total long-term debt, including current maturities) was 47.4% equity and 52.6% total long-term debt, compared to 41.3% equity and 58.7% total long-term debt at December 31, 2023.

As of December 31, 2024 and 2023, we had $47.1 million and $49.1 million, respectively, in letters of credit and surety bonds outstanding with various banks and surety institutions. We had no restricted cash as of December 31, 2024 and 2023.

Sources and Uses of Cash

Cash Position and Liquidity. The following table provides a summary of the net cash provided by (used in) our operating, investing and financing activities for the years ended December 31, 2024 and 2023, and our total cash and marketable securities positions as of December 31, 2024 and December 31, 2023 (in thousands).

	For the year ended December 31,			
	2024	2023	$ Change	% Change
Net cash provided by operating activities . . .	$ 692,462	$ 736,334	$ (43,872)	(6.0)%
Net cash used in investing activities	(228,627)	(23,228)	(205,399)	884.3 %
Net cash used in financing activities	(384,750)	(667,813)	283,063	(42.4)%

	December 31, 2024	December 31, 2023	$ Change	% Change
Cash and cash equivalents	$ 227,362	$ 148,277	$ 79,085	53.3 %
Marketable securities.	574,266	686,946	(112,680)	(16.4)%
Total	$ 801,628	$ 835,223	$ (33,595)	(4.0)%

Cash Flows provided by Operating Activities

Our cash flows provided by operating activities was $692.5 million for the year ended December 31, 2024, compared to $736.3 million for the year ended December 31, 2023. Our operating cash flows are typically impacted by various factors including our net income, adjusted for non-cash expenses and gains such as depreciation expense, asset impairment charges, stock-based compensation expense and gains or losses on the disposal of assets; and timing of cash payments and cash receipts attributed to our various current asset and liability accounts, such as accounts receivable, inventory, accounts payable, accrued liabilities, deferred revenue and unbilled revenue.

The decrease in our cash flow from operations for the year ended December 31, 2024, compared to the year ended December 31, 2023, was primarily due to the timing of cash payments on our current liability accounts, timing of cash receipts on our accounts receivables and a decrease in cash received in excess of revenue recognized for the year ended December 31, 2024, compared to the year ended December 31, 2023, offset by an increase in net income, adjusted for non-cash items and deferred income taxes, for the year ended December 31, 2024, compared to the year ended December 31, 2023.

Cash Flows used in Investing Activities

Our cash flows used in investing activities was $228.6 million for the year ended December 31, 2024, compared to $23.2 million for the year ended December 31, 2023. Our investing cash flows are typically impacted by various factors including our capital expenditures, such as the acquisition of aircraft and spare engines; deposit payments; purchase and sales of marketable securities; proceeds from the sale of assets; and timing of cash payments and cash receipts attributed to our various long-term asset and long-term liability accounts.

Excluding the purchase and sale of marketable securities, which results in the transfer of dollars between our investments in marketable securities and our cash accounts, our cash used in investing activities increased from $284.6 million for the year ended December 31, 2023, to $341.2 million for the year ended December 31, 2024. The increase in cash used in investing activities, excluding the transfer of dollars between our investments in marketable securities and our cash accounts, was primarily due to an increase of $59.4 million used in the acquisition of property and equipment for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to the acquisition of five new E175 aircraft in 2024. Additionally, there was an increase in our cash used to acquire other long-term assets,

including our investment in Contour, for the year ended December 31, 2024, offset by a decrease of $47.5 million in aircraft deposits in 2024, compared to 2023.

Cash Flows used in Financing Activities

Our cash flows used in financing activities was $384.8 million for the year ended December 31, 2024, compared to cash used in financing activities of $667.8 million for the year ended December 31, 2023. Our financing cash flows are typically impacted by various factors including proceeds from issuance of debt, principal payments on debt obligations, repurchases of our common stock and payment of cash dividends.

The $283.1 million decrease in cash used in financing activities for the year ended December 31, 2024, compared to the year ended December 31, 2023, was primarily due to a decrease of $248.6 million in cash used to purchase treasury stock and an increase of $46.5 million in proceeds from the issuance of long-term debt, offset by an increase of $5.3 million in principal payments on long-term debt and an increase of $6.3 million for employee income taxes paid on vested equity awards during the year ended December 31, 2024, compared to the year ended December 31, 2023.

Significant Commitments and Obligations

General

The following table summarizes our commitments and obligations as noted for each of the next five years and thereafter (in thousands):

	Total	2025	2026	2027	2028	2029	Thereafter
Operating lease payments for aircraft and facility obligations	$ 129,331	$ 21,105	$ 18,115	$ 15,822	$ 11,517	$ 9,774	$ 52,998
Firm aircraft and spare engine commitments	481,499	252,330	229,169	—	—	—	—
Interest commitments [1]	406,781	104,591	84,403	62,115	46,320	34,938	74,414
Principal maturities on long-term debt	2,692,619	539,865	517,924	471,919	300,945	206,586	655,380
Total commitments and obligations	$ 3,710,230	$ 917,891	$ 849,611	$ 549,856	$ 358,782	$ 251,298	$ 782,792

[1] At December 31, 2024, all of our total long-term debt had fixed interest rates.

In addition to the table above, in 2024, we entered into a master equipment purchase agreement with another airline to acquire certain airframes and engines and lease the assets back to the airline under a five-year term. At December 31, 2024, we estimate the remaining financing obligation under the agreement will be between $60.0 million and $70.0 million and anticipate closing on the remaining financings during 2025.

Purchase Commitments and Options

We are coordinating with our major airline partners and aircraft manufacturers on the timing of upcoming fleet deliveries under previously announced deals. The anticipated future aircraft delivery dates are subject to change. As of December 31, 2024, we had a firm purchase commitment for 16 new E175 aircraft from Embraer with delivery dates anticipated into 2026. We also have a firm purchase commitment to purchase four used CRJ550 aircraft with anticipated delivery dates in 2025.

At the time of each aircraft acquisition, we evaluate the financing alternatives available to us, and select one or more of these methods to fund the acquisition. In recent years, we have issued long-term debt to finance our new aircraft. At present, we intend to fund our aircraft purchase commitments through a combination of cash on hand and debt financing. Based on current market conditions and discussions with prospective leasing organizations and financial institutions, we currently believe that we will be able to obtain financing for our committed acquisitions, as well as additional aircraft. We intend to finance the firm purchase commitment for 16 E175 aircraft with approximately 75-85%

debt and the remaining balance with cash. We intend to fund the purchase of the four used CRJ550 aircraft through cash on hand.

Aircraft Lease and Facility Obligations

We also have long-term lease obligations, primarily relating to our facilities, aircraft and engines. Excluding aircraft financed by our major airline partners that we operate for them under contract, we had eight aircraft under lease with remaining terms ranging from four to six years as of December 31, 2024. These eight leased aircraft are subleased to a third party. Future minimum lease payments due under all long-term operating leases were approximately $129.3 million at December 31, 2024. Assuming a 6.2% discount rate, which is the average incremental borrowing rate we anticipate we would have incurred on debt obtained over a similar term to acquire these assets, the present value of these lease obligations would have been equal to approximately $87.7 million at December 31, 2024.

Long-term Debt Obligations

As of December 31, 2024, we had $2.7 billion of long-term debt, which consisted of $2.5 billion of debt used to finance aircraft and spare engines and $200.6 million of unsecured debt payable to Treasury. The average effective interest rate on our debt obligations was approximately 4.2% at December 31, 2024.

Under our capacity purchase agreements, our major airline partners compensate us for our costs of owning the aircraft on a monthly basis. The aircraft compensation structure varies by agreement but is intended to cover either our aircraft principal and interest debt service costs, our aircraft depreciation and interest expense or our aircraft lease expense costs while the aircraft is under contract.

Guarantees

We have guaranteed the obligations of SkyWest Airlines under the Delta Connection Agreement and the United Express Agreement for the E175 aircraft. In addition, we have guaranteed certain other obligations under our aircraft financing and leasing agreements.

We have guaranteed $24.7 million in promissory notes of third parties in event the third parties default on their payments. The third parties' loans are secured by aircraft and engines.

Critical Accounting Policies and Estimates

Our significant accounting policies are summarized in Note 1 to our Consolidated Financial Statements included in Item 8 of this Report. Critical accounting policies are those policies that are most important to the preparation of our consolidated financial statements and require management's subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies relate to revenue recognition, long-lived assets and income tax as discussed below. The application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results will likely differ, and could differ materially, from such estimates.

Revenue Recognition

Flying agreements and airport customer service and other revenues are recognized when service is provided. Under our capacity purchase and prorate flying agreements with our major airline partners, our performance obligation is determined on a per completed flight basis. Under our capacity purchase agreements, the performance obligation of each completed flight is measured using block hours incurred for each completed flight, which factors the duration of each flight. Under our airport customer service agreements, our performance obligation is measured on a per departure basis for each flight we provide customer service.

A portion of our compensation under our capacity purchase agreements is designed to reimburse us for the use of the aircraft we provide under such agreements. This compensation is deemed to be lease revenue, because the agreements identify the "right of use" or a specific type and number of aircraft over the agreement term. We allocate the total consideration received under our capacity purchase agreements between the lease and non-lease components based on stand-alone selling prices. A portion of the consideration received for the use of the aircraft is a fixed monthly payment per aircraft. We recognize the fixed monthly lease payments as lease revenue using the straight-line basis over

the capacity purchase agreement term and variable lease payments in the period when the block hours are completed. We recognized $1.5 million of previously deferred lease revenue during the year ended December 31, 2024, under the straight-line basis.

Additionally, a portion of our compensation under our capacity purchase agreements relates to operating the aircraft, identified as the non-lease component of the capacity purchase agreement. We recognize revenue attributed to the non-lease component received as fixed monthly payments per aircraft proportionate to the number of block hours completed during each reporting period, relative to the estimated number of block hours we anticipate completing over the remaining contract term. In 2024, we recognized $35.5 million of previously deferred fixed monthly payments and unbilled revenue increased $7.9 million. The amount of deferred revenue and unbilled revenue from fixed monthly payments we recognize will increase or decrease in future reporting periods depending on the number of block hours we complete during such reporting period and our then-current forecast of block hours we anticipate completing over the remaining contract term based on information available to us as that time.

Our revenues could be impacted by several factors, such as our flight schedules, passenger fares we receive under our prorate agreements, terminations, extensions or other amendments to our code-share agreements, our estimates used to determine the amount of revenue we defer under our capacity purchase agreements, and our ability to earn incentive payments contemplated under applicable agreements. In the event contracted rates are not finalized at a quarterly or annual financial statement date, we record that period's revenues based on the lower of the prior period's approved rates or our estimate of rates that will be implemented upon completion of negotiations. Also, in the event we have a reimbursement dispute with a major airline partner at a quarterly or annual financial statement date, we evaluate the dispute under established revenue recognition criteria and, provided the revenue recognition criteria have been met, we recognize revenue for that period based on our estimate of the resolution of the dispute. Our rates were finalized under our code-share agreements as of December 31, 2024.

Long-Lived Assets

As of December 31, 2024, we had approximately $5.6 billion of property and equipment and related assets net of accumulated depreciation. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. When considering whether or not impairment of long-lived assets exists, we group similar assets together at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and compare the undiscounted cash flows for each asset group to the net carrying amount of the assets supporting the asset group. Asset groupings are done at the fleet type or contract level.

During 2023, we recorded a non-cash impairment loss of $2.3 million related to a change in the estimate of fair value for 14 CRJ700 aircraft that were classified as held for sale in 2022. We presented the $54.3 million of assets held for sale at the lower of their current carrying value or their fair market value less costs to sell and included the amount in "Other current assets" on the Company's consolidated balance sheet. In March 2024, we decided not to sell the 14 CRJ700 aircraft based on improved pilot availability and reclassified the aircraft as held for use assets in "Aircraft and rotable spares" on the Company's consolidated balance sheet. We remeasured the fair value of the held for use assets at the time of the reclassification and, as a result, we recorded a $4.2 million gain (pre-tax) for the year ended December 31, 2024, as an offset to "Other Operating Expenses" in our consolidated statement of income, primarily due to the elimination of the estimated costs to sell the assets. The fair values were based upon observable and unobservable inputs, including market trends and conditions. The gain of $4.2 million is included in "Other operating expenses" on the Company's consolidated statements of comprehensive income and in the SkyWest Leasing segment for the year ended December 31, 2024. The impairment of $2.3 million is included in "Other operating expenses" on the Company's consolidated statements of comprehensive income and in the SkyWest Leasing segment for the year ended December 31, 2023.

Factors that may impact our estimates used for depreciation include anticipated useful lives of each aircraft type and estimated residual values of each aircraft. As we operate our aircraft under code-share agreements with our major

airline partners, changes in anticipated demand by our major airline partners for regional aircraft may impact our estimated useful lives and residual values for our aircraft, spare engines and other long-lived assets.

Income Tax

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Estimating our tax liabilities involves judgments related to uncertainties in the application of complex tax regulations. We make certain estimates and judgments to determine tax expense for financial statement purposes as we evaluate the effect of tax credits, tax benefits and deductions, some of which result from differences in the timing of recognition of revenue or expense for tax and financial statement purposes. Changes to these estimates may result in significant changes to our tax provision in future periods. Each fiscal quarter we re-evaluate our tax provision and reconsider our estimates and assumptions related to specific tax assets and liabilities, making adjustments as circumstances change.

Recent Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements included in Item 8 of this Report for a description of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Aircraft Fuel

In the past, we have not experienced sustained material difficulties with fuel availability, and we currently expect to be able to obtain fuel at prevailing prices in quantities sufficient to meet our future needs. Pursuant to our contract flying agreements, United, Delta, American and Alaska have agreed to bear the economic risk of fuel price fluctuations on our contracted flights. We bear the economic risk of fuel price fluctuations on our prorate and SWC operations. For each of the years ended December 31, 2024, 2023 and 2022, approximately 13%, 13% and 12% of our total flying agreements revenue was derived from prorate agreements and SWC. For the years ended December 31, 2024, 2023 and 2022, the average price per gallon of aircraft fuel was $3.19, $3.70 and $4.14, respectively. For illustrative purposes only, we have estimated the impact of the market risk of fuel price fluctuations on our prorate and SWC operations using a hypothetical increase of 25% in the price per gallon we purchase. Based on this hypothetical assumption, we would have incurred an additional $21.9 million, $21.5 million and $27.1 million in fuel expense for the years ended December 31, 2024, 2023 and 2022, respectively.

Interest Rates

As of December 31, 2024, our long-term debt had fixed interest rates. We currently intend to finance the acquisition of aircraft through long-term debt. Changes in interest rates may impact our actual cost to acquire future aircraft. To the extent we place new aircraft in service under our capacity purchase agreements with United, Delta, American, Alaska or other carriers, our capacity purchase agreements currently provide that reimbursement rates will be adjusted to reflect the interest rates effective at the closing of the respective aircraft financing. As such, a hypothetical 50 basis point change in market interest rates would not have a material effect on our financial results.

Labor and Inflation Risk

The global economy has experienced, and continues to experience high rates of inflation. We cannot predict how long these inflationary pressures will continue, or how they may change over time, but we expect to see continued impacts on the global economy and our Company.

As a result, our costs have become, and we expect they will continue to be, subject to inflationary pressures, and we may not be able to fully offset such higher costs through price increases under our capacity purchase agreements. Salaries, wages and benefits expense represented 48.3% of our total operating expense for year ended December 31, 2024. For illustrative purposes, a hypothetical increase of 25% to our salaries, wages and benefits during the year ended December 31, 2024, would have increased our operating expenses by approximately $366.0 million.

Our inability or failure to offset a material increase in costs due to inflation and/or labor costs could harm our business, financial condition and operating results. Additionally, in the event we are unable to hire and retain qualified pilots or other operational personnel, including flight attendants and maintenance technicians, we may be unable to operate requested flight schedules under our capacity purchase agreements, which could result in a reduction in revenue and operating inefficiencies, such as incremental new-hire training costs, and could harm our business, financial condition and operating results.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information set forth below should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of SkyWest, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SkyWest, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)2 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 13, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Calculation of deferred revenue

Description of the Matter   At December 31, 2024, the Company's deferred revenue balance totaled $337.5 million, of which $54.8 million was presented as a component of other current liabilities and $282.7 million was included in other long-term liabilities on the balance sheet. As discussed in Note 1 to the consolidated financial statements, under the Company's capacity purchase agreements, the Company is paid a fixed amount per aircraft each month over the contract term. The Company recognizes revenue related to the fixed amount per aircraft each month based upon completed block hours proportionate to total forecasted block hours over the remaining contract term. To calculate the amount of revenue

to be recognized, the Company estimates revenue per block hour using historical data and forecasted block hour activity.

Auditing the forecasted block hours over the remaining term of the contract, which is the primary input used in the deferred revenue calculation, required extensive audit effort due to the estimation uncertainty of the forecasted block hours over the remaining contract term.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over recognition and deferral of revenue related to block hours flown. This included controls over the forecasting process used to develop the estimated future block hours used in the calculation. We also tested controls over management's review of the data used in the deferred revenue calculation.

To test the Company's deferred revenue liability, we performed audit procedures that included, among others, assessing the methodology and assumptions used by the Company in the deferred revenue calculation, including testing of the forecasted block hours and validating completeness and accuracy of the underlying data used by the Company. Specifically, we compared management's forecasted block hours to historical flight activity and existing flight schedules with partner airlines. We evaluated management's ability to accurately forecast flight activity by performing hindsight analyses comparing actual historical results to past forecasts. We also performed sensitivity analyses to understand the impact of fluctuations in forecasted block hours to the deferred revenue liability.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2003.

Salt Lake City, Utah

February 13, 2025

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

ASSETS

	December 31, 2024	December 31, 2023
CURRENT ASSETS:		
Cash and cash equivalents	$ 227,362	$ 148,277
Marketable securities	574,266	686,946
Receivables, net	122,778	82,854
Inventories, net	139,002	127,114
Other current assets	53,659	86,705
Total current assets	1,117,067	1,131,896
PROPERTY AND EQUIPMENT:		
Aircraft and rotable spares	8,774,570	8,323,107
Deposits on aircraft	65,612	77,282
Buildings, ground equipment and other	292,682	282,398
Total property and equipment, gross	9,132,864	8,682,787
Less-accumulated depreciation and amortization	(3,545,456)	(3,199,820)
Total property and equipment, net	5,587,408	5,482,967
OTHER ASSETS:		
Operating lease right-of-use assets	87,731	86,727
Long-term receivables and other assets	347,661	324,703
Total other assets	435,392	411,430
Total assets	$ 7,139,867	$ 7,026,293

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

(Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2024	December 31, 2023
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 535,589	$ 443,869
Accounts payable and accrued liabilities	527,351	470,251
Accrued salaries, wages and benefits	226,770	194,881
Current maturities of operating lease liabilities	20,467	19,335
Taxes other than income taxes	22,581	26,077
Other current liabilities	96,833	99,879
Total current liabilities	1,429,591	1,254,292
LONG-TERM DEBT, net of current maturities	2,136,786	2,562,183
DEFERRED INCOME TAXES PAYABLE	787,968	687,600
NONCURRENT OPERATING LEASE LIABILITIES	67,264	67,392
OTHER LONG-TERM LIABILITIES	309,477	341,324
COMMITMENTS AND CONTINGENCIES (Note 5)		
STOCKHOLDERS' EQUITY:		
Preferred stock, 5,000,000 shares authorized; none issued	—	—
Common stock, no par value, 120,000,000 shares authorized; 83,638,680 and 82,840,372 shares issued as of December 31, 2024, and December 31, 2023, respectively	777,090	754,362
Retained earnings	2,594,173	2,271,211
Treasury stock, at cost, 43,310,324 and 42,615,347 shares as of December 31, 2024, and December 31, 2023, respectively	(962,650)	(912,396)
Accumulated other comprehensive income	168	325
Total stockholders' equity	2,408,781	2,113,502
Total liabilities and stockholders' equity	$ 7,139,867	$ 7,026,293

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share amounts)

	Year Ended December 31,		
	2024	2023	2022
OPERATING REVENUES:			
Flying agreements	$ 3,412,798	$ 2,834,397	$ 2,899,837
Lease, airport services and other	115,122	101,035	105,088
Total operating revenues	3,527,920	2,935,432	3,004,925
OPERATING EXPENSES:			
Salaries, wages and benefits	1,463,932	1,322,615	1,211,551
Aircraft maintenance, materials and repairs	712,642	673,453	644,157
Depreciation and amortization	383,880	383,115	394,552
Aircraft fuel	87,409	85,913	108,456
Airport-related expenses	85,836	72,640	71,549
Aircraft rentals	5,257	25,507	75,353
Other operating expenses	294,307	268,120	318,145
Total operating expenses	3,033,263	2,831,363	2,823,763
OPERATING INCOME	494,657	104,069	181,162
OTHER INCOME (EXPENSE):			
Interest income	47,961	43,928	17,605
Interest expense	(114,340)	(130,930)	(127,083)
Other income, net	3,865	23,242	20,899
Total other expense, net	(62,514)	(63,760)	(88,579)
INCOME BEFORE INCOME TAXES	432,143	40,309	92,583
PROVISION FOR INCOME TAXES	109,181	5,967	19,630
NET INCOME	$ 322,962	$ 34,342	$ 72,953
BASIC EARNINGS PER SHARE	$ 8.02	$ 0.78	$ 1.44
DILUTED EARNINGS PER SHARE	$ 7.77	$ 0.77	$ 1.44
Weighted average common shares:			
Basic	40,262	43,940	50,548
Diluted	41,547	44,599	50,644
COMPREHENSIVE INCOME:			
Net income	$ 322,962	$ 34,342	$ 72,953
Net unrealized appreciation (depreciation) on marketable securities, net of taxes	(157)	4,127	(3,802)
TOTAL COMPREHENSIVE INCOME	$ 322,805	$ 38,469	$ 69,151

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount		Shares	Amount		
Balance at December 31, 2021	82,336	$ 722,310	$ 2,163,916	(31,956)	$ (618,712)	$ —	$ 2,267,514
Net income	—	—	72,953	—	—	—	72,953
Exercise of common stock options and vested employee stock awards	151	142	—	—	—	—	142
Employee income tax paid on vested equity awards	—	—	—	(38)	(1,150)	—	(1,150)
Sale of common stock under employee stock purchase plan	106	2,815	—	—	—	—	2,815
Stock based compensation expense	—	9,159	—	—	—	—	9,159
Net unrealized depreciation on marketable securities, net of tax of $1,224	—	—	—	—	—	(3,802)	(3,802)
Balance at December 31, 2022	82,593	$ 734,426	$ 2,236,869	(31,994)	$ (619,862)	$ (3,802)	$ 2,347,631
Net income	—	—	34,342	—	—	—	34,342
Exercise of common stock options and vested employee stock awards	130	57	—	—	—	—	57
Employee income tax paid on vested equity awards	—	—	—	(32)	(585)	—	(585)
Sale of common stock under employee stock purchase plan	117	2,754	—	—	—	—	2,754
Stock based compensation expense	—	17,125	—	—	—	—	17,125
Treasury stock purchases and related excise tax	—	—	—	(10,589)	(291,949)	—	(291,949)
Net unrealized appreciation on marketable securities, net of tax of $1,329	—	—	—	—	—	4,127	4,127
Balance at December 31, 2023	82,840	$ 754,362	$ 2,271,211	(42,615)	$ (912,396)	$ 325	$ 2,113,502
Net income	—	—	322,962	—	—	—	322,962
Vested employee stock awards	270	—	—	—	—	—	—
Employee income tax paid on vested equity awards	—	—	—	(117)	(6,930)	—	(6,930)
Sale of common stock under employee stock purchase plan	48	2,864	—	—	—	—	2,864
Issuance of common stock upon warrant exercise, net	481	—	—	—	—	—	—
Stock based compensation expense	—	19,864	—	—	—	—	19,864
Treasury stock purchases	—	—	—	(578)	(43,324)	—	(43,324)
Net unrealized depreciation on marketable securities, net of tax of $51	—	—	—	—	—	(157)	(157)
Balance at December 31, 2024	83,639	$ 777,090	$ 2,594,173	(43,310)	$ (962,650)	$ 168	$ 2,408,781

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 322,962	$ 34,342	$ 72,953
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	383,880	383,115	394,552
Stock based compensation expense	19,864	17,125	9,159
Decrease in credit loss reserves	(3,628)	(185)	(4,591)
Gain on disposal of fixed assets	(8,245)	(14,295)	(7,948)
Loss (gain) on investments in other companies	6,815	479	(11,380)
Net increase in deferred income taxes	100,368	539	23,825
Impairment (gain) on assets held for sale	(4,157)	2,318	51,384
Changes in operating assets and liabilities:			
Decrease (increase) in receivables	(41,171)	19,818	(32,959)
Decrease (increase) in income tax receivable	(7,504)	997	7,815
Increase in inventories	(11,888)	(3,905)	(16,628)
Decrease (increase) in other current assets	(13,813)	1,593	(2,871)
Decrease (increase) in operating lease right-of-use assets	(1,004)	25,954	86,588
Increase (decrease) in operating lease liabilities	1,004	(54,984)	(76,812)
Increase (decrease) in deferred revenue	(40,012)	229,862	40,812
Decrease (increase) in unbilled revenue	(7,871)	12,601	(11,491)
Increase (decrease) in accounts payable and other current liabilities	(3,138)	80,960	(42,032)
NET CASH PROVIDED BY OPERATING ACTIVITIES	692,462	736,334	480,376
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities	(1,430,733)	(1,339,465)	(1,834,403)
Sales of marketable securities	1,543,256	1,600,877	1,488,359
Acquisition of property and equipment:			
Aircraft and rotable spare parts	(265,854)	(238,068)	(632,460)
Buildings and ground equipment	(44,895)	(13,258)	(13,031)
Proceeds from the sale of property and equipment	5,154	15,879	16,983
Deposits on aircraft	(17,535)	(65,000)	(37,100)
Aircraft deposits applied towards acquired aircraft	—	11,649	138,383
Decrease (increase) in investments and financing activities with third parties and other assets	(18,020)	4,158	(31,625)
NET CASH USED IN INVESTING ACTIVITIES	(228,627)	(23,228)	(904,894)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	116,165	69,689	684,502
Principal payments on long-term debt	(452,855)	(447,604)	(415,050)
Payment of debt issuance cost	(670)	(175)	(2,178)
Net proceeds from issuance of common stock	2,864	2,811	2,957
Employee income tax paid on vested equity awards	(6,930)	(585)	(1,150)
Purchase of treasury stock and related excise tax	(43,324)	(291,949)	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(384,750)	(667,813)	269,081
Increase (decrease) in cash and cash equivalents	79,085	45,293	(155,437)
Cash and cash equivalents at beginning of period	148,277	102,984	258,421
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 227,362	$ 148,277	$ 102,984

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	Year Ended December 31,		
	2024	2023	2022
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Non-cash investing and financing activities:			
Acquisition of property and equipment	$ 99,266	$ 12,583	$ 16,826
Derecognition of right of use assets	$ —	$ (39,247)	$ —
Derecognition of operating lease liabilities	$ —	$ 39,247	$ —
Cash paid during the period for:			
Interest, net of capitalized amounts	$ 113,571	$ 128,288	$ 125,321
Income taxes	$ 18,588	$ 13,610	$ 1,166

See accompanying notes to consolidated financial statements.

(1) Nature of Operations and Summary of Significant Accounting Policies

SkyWest, Inc. (the "Company"), through its subsidiary, SkyWest Airlines, Inc. ("SkyWest Airlines") operates the largest regional airline in the United States. As of December 31, 2024, SkyWest Airlines offered scheduled passenger service under code-share agreements with United Airlines, Inc. ("United"), Delta Air Lines, Inc. ("Delta"), American Airlines, Inc. ("American") and Alaska Airlines, Inc. ("Alaska") with approximately 2,190 total daily departures to destinations in the United States, Canada and Mexico. Additionally, the Company provides airport customer service and ground handling services for other airlines throughout its system. In 2022, the Company formed SkyWest Charter, LLC ("SWC"), which began operations in 2023. SWC offers an on-demand charter flight service. As of December 31, 2024, the Company had 624 total aircraft in its fleet, including 492 aircraft in scheduled service or under contract pursuant to its code-share agreements, summarized as follows:

	E175	CRJ900	CRJ700/CRJ550	CRJ200	Total
United.	114	—	27	75	216
Delta	86	36	21	—	143
American	20	—	71	—	91
Alaska.	42	—	—	—	42
Aircraft in scheduled service or under contract	262	36	119	75	492
SWC	—	—	—	18	18
Leased to third parties	—	5	35	—	40
Other [1].	—	8	20	46	74
Total Fleet	262	49	174	139	624

[1] As of December 31, 2024, other aircraft included: supplemental spare aircraft supporting the Company's code-share agreements that may be placed under future code-share or leasing arrangements, aircraft transitioning between code-share agreements with the Company's major airline partners or aircraft that are scheduled to be disassembled for use as spare parts.

For the year ended December 31, 2024, approximately 43.9% of the Company's aircraft in scheduled service was operated for United, approximately 29.1% was operated for Delta, approximately 18.5% was operated for American and approximately 8.5% was operated for Alaska.

SkyWest Airlines has been a code-share partner with Delta since 1987, United since 1997, Alaska since 2011 and American since 2012. As of December 31, 2024, SkyWest Airlines operated as a Delta Connection carrier primarily in Salt Lake City, Detroit and Minneapolis, a United Express carrier primarily in Los Angeles, San Francisco, Denver, Houston, Chicago and the Pacific Northwest, an American carrier primarily in Chicago, Dallas, Los Angeles and Phoenix and an Alaska carrier primarily in the Pacific Northwest.

SkyWest Airlines operates the following aircraft manufactured by MHI RJ Aviation ULC, formerly known as Bombardier Aerospace ("Bombardier"): CRJ900s, CRJ700s, including a 50-seat configuration of the CRJ700, commonly referred to as a "CRJ550," and CRJ200s, and E175s manufactured by Embraer. The CRJ700, CRJ550, CRJ900 and E175 aircraft, commonly referred to as "dual-class aircraft," have a first class seat configuration typically configured between 50 to 76 seats. SkyWest Airlines operates the CRJ200 as a single-class, 50-seat aircraft and SWC operates the CRJ200 in a 30-seat configuration.

Basis of Presentation

The Company's consolidated financial statements include the accounts of the Company and the SkyWest Airlines and SWC and SkyWest Leasing segments, with all inter-company transactions and balances having been eliminated.

In preparing the accompanying consolidated financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2024, through the filing date of the Company's annual report with the U.S. Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no restricted cash as of December 31, 2024 and 2023.

Marketable Securities

The Company's investments in debt securities are classified as available-for-sale and are reported at fair market value with the net unrealized appreciation (depreciation) reported as a component of accumulated other comprehensive income in stockholders' equity. At the time of sale, any realized appreciation or depreciation, calculated by the specific identification method, is recognized in other income and expense. The Company's position in marketable securities as of December 31, 2024 and 2023 was as follows (in thousands):

At December 31, 2024	Amortized Cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair market value	
Marketable securities:								
Bond and bond funds	$	462,111	$	313	$	(91)	$	462,333
Commercial Paper		111,933		—		—		111,933
Total marketable securities	$	574,044	$	313	$	(91)	$	574,266

At December 31, 2023	Amortized Cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair market value	
Marketable securities:								
Bond and bond funds	$	676,644	$	430	$	—	$	677,074
Commercial Paper		9,872		—		—		9,872
Total marketable securities	$	686,516	$	430	$	—	$	686,946

As of December 31, 2024 and 2023, the Company had classified $574.3 million and $686.9 million of marketable securities, respectively, as short-term because it had the intent to maintain a liquid portfolio and the ability to redeem the securities within one year.

Inventories

Inventories include expendable parts, fuel and supplies and are valued at cost (FIFO basis) less an allowance for obsolescence based on historical part turnover, excess parts and management's expectations of future operations. Expendable inventory parts are charged to expense as used. An obsolescence allowance for flight equipment expendable parts is accrued based on estimated lives of the corresponding fleet types, anticipated part usage and salvage values. The inventory allowance as of December 31, 2024 and 2023, was $28.8 million and $26.1 million, respectively.

Property and Equipment

Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line basis. The Company revises its estimated useful life and residual values assumptions when facts and circumstances occur, particularly as the Company's CRJ fleet ages. In the fourth quarter of 2024, the Company extended the CRJ700 contract with American and entered into agreements with United to place 40 CRJ550s under contract. As a result, the Company extended the estimated useful lives of its CRJ700/CRJ550 fleet an average of three years and revised the residual values of the assets accordingly. This resulted in a $3.0 million decrease in depreciation expense for the month ended December 31, 2024. The decrease in depreciation related to these CRJ assets is expected to be significantly offset in 2025 by any depreciation expense from new investments in capital expenditures, including the eight E175 aircraft the Company anticipates taking delivery of throughout 2025. The following summarizes the Company's useful life and residual value assumptions as of December 31, 2024:

Assets	Depreciable Life	Current Residual Value
Aircraft, rotable spares, and spare engines	up to 27 years	up to 20 %
Ground equipment.	up to 10 years	0 %
Office equipment.	up to 5 years	0 %
Leasehold improvements	Shorter of 15 years or lease term	0 %
Buildings	20 - 39.5 years	0 %

Impairment of Long-Lived Assets

As of December 31, 2024, the Company had approximately $5.6 billion of property and equipment, net of accumulated depreciation. In accounting for these long-lived assets, the Company makes estimates about the expected useful lives of the assets, the expected residual values of such assets, and the potential for impairment based on projected future cash flows and estimated fair value of the assets. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. On a periodic basis, the Company evaluates whether impairment indicators are present. When considering whether or not impairment of long-lived assets exists, the Company groups similar assets together at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and compare the undiscounted cash flows for each asset group to the net carrying amount of the assets supporting the asset group. Asset groupings are done at the aircraft type level.

Capitalized Interest

Interest is capitalized on aircraft purchase deposits as a portion of the cost of the asset and is depreciated over the estimated useful life of the asset. During the years ended December 31, 2024, 2023 and 2022, the Company capitalized interest costs of approximately $3.3 million, $1.5 million and $1.9 million, respectively.

Maintenance

The Company operates under a U.S. Federal Aviation Administration approved continuous inspection and maintenance program. The Company uses the direct expense method of accounting for its regional jet engine overhauls. The Company has engine services agreements with third-party vendors to provide long-term engine services covering the scheduled and unscheduled repairs for most of its aircraft. Under the terms of the agreements, the Company pays a fixed dollar amount per engine hour flown per month and the third-party vendors will assume the responsibility to repair the engines at no additional cost to the Company, subject to certain specified exclusions. Maintenance costs under these contracts are recognized when the engine hour is flown pursuant to the terms of each contract. The repair costs for engines not covered by these hourly service agreements are expensed when repair services are incurred. The costs of maintenance for airframe and avionics components, landing gear and other recurring maintenance are expensed as incurred.

Flying Agreements and Airport Customer Service and Other Revenues

The Company recognizes revenue under its flying agreements and under its lease, airport services and other service agreements when the service is provided under the applicable agreement. Under the Company's capacity

purchase agreements with United, Delta, American and Alaska (each, a "major airline partner"), the major airline partner generally pays the Company a fixed-fee for each departure, flight hour (measured from takeoff to landing, excluding taxi time) or block hour (measured from takeoff to landing, including taxi time) incurred, and an amount per aircraft in service each month, with additional incentives based on flight completion, on-time performance or other performance metrics. The major airline partner also directly pays for or reimburses the Company for certain direct expenses incurred under the capacity purchase agreement, such as fuel, airport landing fees and airport rents. Under the capacity purchase agreements, the Company's performance obligation is met when each flight is completed, measured in completed block hours, and is reflected in flying agreements revenue. The transaction price for the capacity purchase agreements is determined from the fixed-fee consideration, incentive consideration and directly reimbursed expenses earned as flights are completed over the agreement term. For the years ended December 31, 2024, 2023 and 2022, capacity purchase agreements represented approximately 86.6%, 86.5% and 88.0% of the Company's flying agreements revenue, respectively.

Under the Company's prorate agreements, the major airline partner and the Company negotiate a passenger fare proration formula, pursuant to which the Company receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on a Company airline and the other portion of their trip on the major airline partner. Under the Company's prorate flying agreements, the performance obligation is met and revenue is recognized when each flight is completed based upon the portion of the prorate passenger fare the Company determines that it will receive for each completed flight. The transaction price for the prorate agreements is determined from the proration formula derived from each passenger ticket amount on each completed flight over the agreement term. Certain routes under the Company's prorate agreements are subsidized by the U.S. Department of Transportation under the Essential Air Service ("EAS") program, a program created to ensure small communities in the United States maintain a minimum level of scheduled air service. The EAS contracts are generally between two to three years in duration and the Company recognizes EAS revenue on a per-completed-flight basis pursuant to the terms of each contract. In the event the Company receives upfront consideration for an EAS contract, the Company recognizes the revenue on a per-completed flight basis over the EAS contract term. Under the Company's charter operations, SWC, the Company negotiates a fare for the charter flight with the customer. The performance obligation is met and revenue is recognized upon completion of the flight. For the years ended December 31, 2024, 2023 and 2022, prorate flying agreements and SWC revenue represented approximately 13.4%, 13.5%, and 12.0% of the Company's flying agreements revenue, respectively.

The following table represents the Company's flying agreements revenue by type for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	For the year ended December 31,		
	2024	2023	2022
Capacity purchase agreements flight operations revenue (non-lease component)	$ 2,415,598	$ 1,976,743	$ 2,028,308
Capacity purchase agreements fixed aircraft lease revenue	303,134	296,047	504,529
Capacity purchase agreements variable aircraft lease revenue	236,676	180,218	17,664
Prorate agreements and SWC revenue	457,390	381,389	349,336
Flying agreements revenue	$ 3,412,798	$ 2,834,397	$ 2,899,837

The Company allocates the total consideration received under its capacity purchase agreements between lease and non-lease components based on stand-alone selling prices. A portion of the Company's compensation under its capacity purchase agreements relates to operating the aircraft, identified as the non-lease component of the capacity purchase agreement. The Company recognizes revenue attributed to the non-lease component received as fixed-fees for each departure, flight hour or block hour on an as-completed basis for each reporting period. The Company recognizes revenue attributed to the non-lease component received as fixed monthly payments per aircraft proportionate to the number of block hours completed during each reporting period, relative to the estimated number of block hours the Company anticipates completing over the remaining contract term. Accordingly, the Company's revenue recognition will likely vary from the timing of cash receipts under the Company's capacity purchase agreements. The Company refers to cash received under its capacity purchase agreements prior to recognizing revenue as "deferred revenue," and the Company refers to revenue recognized prior to billing its major airline partners under its capacity purchase

agreements as "unbilled revenue" for each reporting period. In 2024, the Company recognized $35.5 million of previously deferred revenue associated with the non-lease fixed monthly payments under certain agreements and increased unbilled revenue by $7.9 million under certain other agreements, compared to deferring revenue of $151.4 million and decreasing unbilled revenue by $12.6 million in 2023, and deferring revenue of $18.7 million and recognizing $11.5 million of unbilled revenue in 2022.

A portion of the Company's compensation under its capacity purchase agreements is designed to reimburse the Company for certain aircraft ownership costs. The consideration for aircraft ownership costs varies by agreement but is intended to cover either the Company's aircraft principal and interest debt service costs, its aircraft depreciation and interest expense or its aircraft lease expense costs while the aircraft is under contract. The consideration received for the use of the aircraft under the Company's capacity purchase agreements is accounted for as lease revenue, inasmuch as the agreements identify the "right of use" of a specific type and number of aircraft over a stated period of time. The lease revenue associated with the Company's capacity purchase agreements is accounted for as an operating lease and is reflected as flying agreements revenue on the Company's consolidated statements of comprehensive income. The Company recognizes fixed monthly lease payments as lease revenue using the straight-line basis over the capacity purchase agreement term and variable lease payments in the period when the block hours are completed. The Company recognized $1.5 million of previously deferred lease revenue during the year ended December 31, 2024, whereas the Company deferred recognizing lease revenue of $78.5 million and $22.1 million during the years ended December 31, 2023 and 2022, respectively, for the fixed monthly lease payments under the straight-line basis. The Company has not separately stated aircraft rental income and aircraft rental expense in the consolidated statement of comprehensive income because the use of the aircraft is not a separate activity of the total service provided under the capacity purchase agreements.

The Company's total deferred revenue balance as of December 31, 2024, was $337.5 million, including $54.8 million in other current liabilities and $282.7 million in other long-term liabilities. The Company's unbilled revenue balance as of December 31, 2024, was $15.1 million, including $1.1 million in other current assets and $14.0 million in other long-term assets. The Company's total deferred revenue balance as of December 31, 2023, was $374.6 million, including $61.0 million in other current liabilities and $313.6 million in other long-term liabilities. The Company's unbilled revenue balance as of December 31, 2023, was $7.3 million, including $1.2 million in other current assets and $6.1 million in other long-term assets.

The Company's capacity purchase and prorate agreements include weekly provisional cash payments from the respective major airline partner based on a projected level of flying each month. The Company and each major airline partner subsequently reconcile these payments to the actual completed flight activity on a monthly or quarterly basis.

In several of the Company's agreements, the Company is eligible to receive incentive compensation upon the achievement of certain performance criteria. The incentives are defined in the agreements and are measured and determined on a monthly or annual basis. At the end of each period during the term of an agreement, the Company calculates the incentives achieved during that period and recognizes revenue attributable to that agreement accordingly, subject to the variable constraint guidance under Accounting Standard Codification ("ASC") Topic 606.

The following summarizes the significant provisions of each code-share agreement the Company has with each major airline partner through SkyWest Airlines:

United Express Agreements

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
United Express Agreements (capacity purchase agreement)	• E175 • CRJ700/CRJ550 • CRJ200	114 27 50	• Individual aircraft have scheduled removal dates under the agreement between 2025 and 2033 • The average remaining term of the aircraft under contract is 2.5 years
United Express Prorate Agreement (prorate agreement)	• CRJ 200	25*	• Terminable with 120-day notice
Total under United Express Agreements		216	

Delta Connection Agreements

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
Delta Connection Agreement (capacity purchase agreement)	• E175 • CRJ900 • CRJ700	86 35 5	• Individual aircraft have scheduled removal dates from 2025 to 2034 • The average remaining term of the aircraft under contract is 4.2 years
Delta Connection Prorate Agreement (prorate agreement)	• CRJ900 • CRJ700/CRJ550	1* 16*	• Terminable with 30-day notice
Total under Delta Connection Agreements		143	

American Capacity Purchase Agreement

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
American Agreement (capacity purchase agreement)	• E175 • CRJ700	20 71	• Individual aircraft have scheduled removal dates from 2025 to 2032 • The average remaining term of the aircraft under contract is 4.6 years
Total under American Agreement		91	

Alaska Capacity Purchase Agreement

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
Alaska Agreement (capacity purchase agreement)	• E175	42	• Individual aircraft have scheduled removal dates from 2030 to 2034 • The average remaining term of the aircraft under contract is 6.5 years

---

* The Company's prorate agreements are based on specific routes, not a specific aircraft count. The number of aircraft listed above for each prorate agreement approximates the number of aircraft the Company uses to serve the prorate routes.

In addition to the contractual agreements described above, as of December 31, 2024, SkyWest Airlines reached agreements with certain major airline partners to place additional aircraft under capacity purchase agreements as summarized below. The Company is coordinating with its major airline partners to optimize the timing of upcoming fleet deliveries and the delivery timing referenced below is subject to change.

- Capacity purchase agreement with United for 15 new E175 aircraft. Seven new E175 aircraft are currently scheduled for delivery in 2025 and eight new E175 aircraft are scheduled for delivery in 2026. The Company anticipates financing the aircraft through debt.

- Capacity purchase agreement with Alaska for one new E175 aircraft. The delivery date for the new E175 aircraft is currently scheduled for 2025. The Company anticipates financing the aircraft through debt.

- Capacity purchase agreement with United for 30 used CRJ550 aircraft. Pursuant to these agreements, the Company is in the process of acquiring four used CRJ550s and will convert 26 of its CRJ700s to CRJ550s. The aircraft are anticipated to be placed into service in 2025 through the end of 2026.

When an aircraft is scheduled for expiration from a capacity purchase agreement, the Company may, as practical under the circumstances, negotiate an extension with the respective major airline partner, negotiate the placement of the aircraft with another major airline partner, return the aircraft to the major airline partner when the aircraft is provided by the major airline partner, place owned aircraft for sale or pursue other uses for the aircraft. Other uses for the aircraft may include placing the aircraft in a prorate agreement, leasing the aircraft to a third party or disassembling aircraft components such as the engines and parts to be used as spare inventory.

Lease, airport services and other revenues primarily consist of revenue generated from aircraft and spare engines leased to third parties and from airport customer service agreements, such as gate and ramp agent services at various airports where the Company has been contracted by third parties to provide such services. The following table represents the Company's lease, airport services and other revenues for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	For the year ended December 31,		
	2024	2023	2022
Operating lease revenue	$ 56,063	$ 47,554	$ 48,714
Operating lease revenue relating to variable lease payments	28,877	18,420	17,050
Airport customer service and other revenue	30,182	35,061	39,324
Lease, airport services and other	$ 115,122	$ 101,035	$ 105,088

The following table summarizes future minimum rental income under operating leases primarily related to leased aircraft and engines that had remaining non-cancelable lease terms as of December 31, 2024 (in thousands):

2025	$ 42,869
2026	37,194
2027	37,180
2028	36,293
2029	34,853
Thereafter	20,208
Total future minimum rental income under operating leases	$ 208,597

Of the Company's $5.6 billion of property and equipment, net of accumulated depreciation as of December 31, 2024, $202.3 million of regional jet aircraft and spare engines were leased to third parties under operating leases. The Company's mitigation strategy for the residual asset risks of these assets includes leasing aircraft and engine types that can be operated by the Company in the event of a default. Additionally, the operating leases typically have specified lease return condition requirements paid by the lessee to the Company and the Company typically maintains inspection rights under the leases.

The transaction price for airport customer service agreements is determined from an agreed-upon rate by location applied to the applicable number of flights handled by the Company over the agreement term.

The Company's operating revenues could be impacted by several factors, including changes to the Company's code-share agreements with its major airline partners, changes in flight schedules, contract modifications resulting from contract renegotiations, the Company's ability to earn incentive payments contemplated under the Company's code-share agreements and settlement of reimbursement disputes with the Company's major airline partners.

Other ancillary revenues commonly associated with airlines, such as baggage fee revenue, ticket change fee revenue and the marketing component of the sale of mileage credits, are retained by the Company's major airline partners on flights that the Company operates under its code-share agreements.

As of December 31, 2024, the Company had $122.8 million in accounts receivable of which $105.2 million is related to flying agreements. As of December 31, 2023, the Company had $82.9 million in accounts receivable of which $73.6 million is related to flying agreements.

Allowance for Credit Losses

The Company has an allowance for credit losses associated with its accounts receivable, notes receivable and third-party debt guarantees. The Company monitors publicly available credit ratings for entities for which the Company has a significant receivable balance or guarantee. As of December 31, 2024, the Company had gross receivables of $125.9 million in current assets and gross receivables of $225.2 million in other long-term assets. As of December 31, 2023, the Company had gross receivables of $86.1 million in current assets and gross receivables of $199.8 million in other long-term assets. The Company has established credit loss reserves based on publicly available historic default rates issued by a third party for companies with similar credit ratings, factoring in the term of the respective accounts

receivable, notes receivable or guarantee. During the year ended December 31, 2024, the Company recorded $3.6 million of adjustments to the credit loss reserve. During the year ended December 31, 2023, the Company recorded $0.2 million of adjustments to the credit loss reserve and wrote-off $18.5 million in receivables that were fully reserved as of December 31, 2022. There were no other significant changes in the outstanding accounts receivable, notes receivable, guarantees or credit ratings of the entities.

The following table summarizes the changes in allowance for credit losses:

	Allowance for Credit Losses
Balance at December 31, 2021	$ 41,976
Adjustments to credit loss reserves	(4,591)
Write-offs charged against allowance	—
Balance at December 31, 2022	$ 37,385
Adjustments to credit loss reserves	(185)
Write-offs charged against allowance	(18,501)
Balance at December 31, 2023	$ 18,699
Adjustments to credit loss reserves	(3,628)
Write-offs charged against allowance	—
Balance at December 31, 2024	$ 15,071

Income Taxes

The Company recognizes a net liability or asset for the deferred tax consequences of all temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that are expected to result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

Net Income Per Common Share

Basic net income per common share ("Basic EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net income per common share. Securities that could potentially dilute Basic EPS in the future, and which were excluded from the calculation of Diluted EPS because inclusion of such share would be anti-dilutive, are as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Treasury Warrants [1]	—	286	640
Unvested Employee Equity Awards	—	15	219
Total antidilutive securities	—	301	859

---

[1] Warrants originally issued to U.S. Department of the Treasury ("Treasury") to purchase shares of SkyWest common stock issued pursuant to the three Payroll Support Program Agreements and a loan agreement with the U.S. Treasury. See Note 9, "Capital Transactions" for further discussion on the warrants issued to Treasury.

Additionally, for the years ended December 31, 2024, 2023 and 2022, 209,000, 334,000 and 146,000 performance share units ("PSUs") (at target performance) were excluded from the computation of Diluted EPS since the Company had not achieved the minimum target thresholds for these PSUs as of December 31, 2024, 2023 and 2022, respectively.

The calculation of the weighted average number of common shares outstanding for Basic EPS and Diluted EPS are as follows for the years ended December 31, 2024, 2023 and 2022 (in thousands):

| | Year Ended December 31, | | | | | |
	2024		2023		2022	
Numerator:						
Net income	$	322,962	$	34,342	$	72,953
Denominator:						
Basic earnings per share weighted average shares		40,262		43,940		50,548
Dilution due to employee equity awards and warrants		1,285		659		96
Diluted earnings per share weighted average shares		41,547		44,599		50,644
Basic earnings per share	$	8.02	$	0.78	$	1.44
Diluted earnings per share	$	7.77	$	0.77	$	1.44

Comprehensive Income

Comprehensive income includes charges and credits to stockholders' equity that are not the result of transactions with the Company's shareholders, including changes in unrealized appreciation or depreciation on marketable debt securities.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. Marketable securities are reported at fair value based on market quoted prices in the consolidated balance sheets. Certain investments in other companies are reported at fair value based on market quoted prices or using the Black Scholes Option Pricing model in the consolidated balance sheets. The fair value of the Company's long-term debt, as disclosed in Note 3, is estimated based on current rates offered to the Company for similar debt.

Segment Reporting

GAAP requires disclosures related to components of a company for which separate financial information is available to, and regularly evaluated by, the Company's chief operating decision maker when deciding how to allocate resources and in assessing performance. The Company's two reportable segments consist of (1) the operations of SkyWest Airlines and SWC (collectively, "SkyWest Airlines and SWC") and (2) SkyWest Leasing activities. Information pertaining to the Company's reportable segments is presented in Note 2, *Segment Reporting*.

Recent Accounting Pronouncements

At December 31, 2024, the Company adopted Accounting Standards Update No. 2023-07, "Segment Reporting (ASC Topic 280) – Improvements to Reportable Segment Disclosures," issued by the Financial Accounting Standards Board (FASB). The standard is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU also expands disclosure requirements to enable users of financial statements to better understand the entity's measurement and assessment of segment performance and resource allocation. As required by the standard, the Company recast prior year segment disclosures to conform to the current year presentation. The adoption of this standard did not have a material impact on the Company's consolidated financial statements. For further details, refer to Note 2, "Segment Reporting."

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (ASC Topic 740) – Improvements to Income Tax Disclosures", which enhances the transparency, effectiveness and comparability of income tax disclosures by requiring consistent categories and greater disaggregation of information related to income tax rate reconciliations and the jurisdictions in which income taxes are paid. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In March 2024, the FASB issued Accounting Standards Update No. 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (ASC Subtopic 220-40) – Disaggregation of Income Statement Expenses", which enhances the transparency and comparability of financial statements by requiring companies to disclose more granular information about expense components. The guidance is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

(2) Segment Reporting

GAAP requires disclosures related to components of a company for which separate financial information is available to, and regularly evaluated by, the Company's chief operating decision maker when deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer.

The Company's two reportable segments consist of (1) the operations of SkyWest Airlines and SWC and (2) SkyWest Leasing activities.

The Company's chief operating decision maker analyzes the profitability of operating new aircraft financed through the issuance of debt, including the Company's E175 fleet, separately from the profitability of the Company's capital deployed for ownership and financing of such aircraft. The SkyWest Airlines and SWC segment includes revenue earned under the applicable capacity purchase agreements attributed to operating such aircraft and the respective operating costs, and revenue and operating expenses attributed to prorate agreements and airport services agreements. The SkyWest Leasing segment includes applicable revenue earned under the applicable capacity purchase agreements attributed to the ownership of new aircraft acquired through the issuance of debt and the respective depreciation and interest expense of such aircraft. The SkyWest Leasing segment also includes the activity of leasing regional jet aircraft and spare engines to third parties and other activities. The SkyWest Leasing segment's total assets and capital expenditures include new aircraft acquired through the issuance of debt and assets leased to third parties. Additionally, aircraft removed from SkyWest Airlines' operations and held for sale are included in the SkyWest Leasing segment.

The chief operating decision maker assesses performance for each segment and decides how to allocate resources based on income before income taxes. The chief operating decision maker uses the segment profit or loss measure when assessing performance of the segment and monitors budget versus actual results to allocate resources for each segment predominantly in the annual budget and forecasting process.

The following represents the Company's segment data for the years ended December 31, 2024, 2023, and 2022 (in thousands). As required by the adoption of ASC 2023-07, the Company recast the 2023 and 2022 segment disclosures to conform to the current year presentation.

| | Year ended December 31, 2024 | | |
	SkyWest Airlines and SWC	SkyWest Leasing	Consolidated
Operating revenues	$ 2,905,339	$ 622,581	$ 3,527,920
Salaries, wages and benefits	1,461,271	2,661	1,463,932
Aircraft maintenance, materials and repairs	684,805	27,837	712,642
Depreciation and amortization	145,052	238,828	383,880
Interest expense	12,916	101,424	114,340
Other segment items[1]	462,404	(41,421)	420,983
Segment profit[2]	$ 138,891	$ 293,252	$ 432,143
Total assets (as of December 31, 2024)	$ 2,810,521	$ 4,329,346	$ 7,139,867
Capital expenditures (including non-cash)	$ 310,636	$ 128,584	$ 439,220

	Year ended December 31, 2023		
	SkyWest Airlines and SWC	SkyWest Leasing	Consolidated
Operating revenues	$ 2,392,174	$ 543,258	$ 2,935,432
Salaries, wages and benefits	1,319,954	2,661	1,322,615
Aircraft maintenance, materials and repairs	657,392	16,061	673,453
Depreciation and amortization	149,264	233,851	383,115
Interest expense	17,053	113,877	130,930
Other segment items[1]	413,722	(28,712)	385,010
Segment profit (loss)[2]	$ (165,211)	$ 205,520	$ 40,309
Total assets (as of December 31, 2023)	$ 2,537,834	$ 4,488,459	$ 7,026,293
Capital expenditures (including non-cash)	$ 113,783	$ 150,126	$ 263,909

	Year ended December 31, 2022		
	SkyWest Airlines and SWC	SkyWest Leasing	Consolidated
Operating revenues	$ 2,492,318	$ 512,607	$ 3,004,925
Salaries, wages and benefits	1,208,890	2,661	1,211,551
Aircraft maintenance, materials and repairs	628,974	15,183	644,157
Depreciation and amortization	182,475	212,077	394,552
Interest expense	12,805	114,278	127,083
Other segment items[1]	499,806	35,193	534,999
Segment profit (loss)[2]	$ (40,632)	$ 133,215	$ 92,583
Total assets (as of December 31, 2022)	$ 2,977,804	$ 4,436,749	$ 7,414,553
Capital expenditures (including non-cash)	$ 82,891	$ 579,426	$ 662,317

[1] Other segment items includes aircraft fuel; airport related expenses; aircraft rentals; other operating expenses consisting primarily of property taxes, hull and liability insurance, simulator costs, crew per diem and crew hotel costs; interest income and other income, net.

[2] Segment profit (loss) is equal to income before income taxes. As a result of adopting ASC 2023-07, the Company included interest income and other income in the recast segment profit (loss) for each segment during the years ended December 31, 2023 and 2022.

(3) Long-term Debt

Long-term debt consisted of the following as of December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Notes payable to banks, due in quarterly installments, plus interest at 2.33% to 5.95% through 2036, secured by aircraft	$ 2,055,330	$ 2,302,578
Notes payable to banks, due in monthly or semi-annual installments, plus interest at 2.90% to 5.94% through 2032, secured by aircraft and engines. . . .	436,649	527,092
Notes payable to U.S. Government, interest due semi-annually at 1.00% through 2025 and based on SOFR plus 2.0% from 2025 through 2031, unsecured	200,640	200,640
Long-term debt	2,692,619	3,030,310
Current portion of long-term debt	(539,061)	(447,534)
Less long-term portion of unamortized debt issue cost, net	(16,772)	(20,593)
Long-term debt, net of current maturities and debt issue costs	$ 2,136,786	$ 2,562,183
Current portion of long-term debt	$ 539,061	$ 447,534
Less current portion of unamortized debt issue cost, net	(3,472)	(3,665)
Current portion of long-term debt, net of debt issue costs	$ 535,589	$ 443,869

As of December 31, 2024 and 2023, the Company had $2.7 billion and $3.0 billion, respectively, of total long-term debt. The average effective interest rate on the Company's debt was approximately 4.2% and 4.1% at December 31, 2024 and 2023, respectively.

During 2024, the Company took delivery of five new E175 aircraft that the Company financed through $116.2 million of long-term debt. The debt associated with the five E175 aircraft has 12-year terms, is due in quarterly installments, and is secured by the E175 aircraft.

The aggregate amounts of principal maturities of long-term debt as of December 31, 2024 were as follows (in thousands):

2025	$ 539,865
2026	517,924
2027	471,919
2028	300,945
2029	206,586
Thereafter	655,380
	$ 2,692,619

As of December 31, 2024 and 2023, SkyWest Airlines had a $100.0 million line of credit. The line of credit includes minimum liquidity and profitability covenants and is secured by certain assets. As of December 31, 2024 and 2023, SkyWest Airlines had no amounts outstanding under the line of credit facility. However, at December 31, 2024 and 2023, the Company had $24.9 million and $29.2 million, respectively, in letters of credit issued under the facility which reduced the amount available under the facility to $75.1 million and $70.8 million, respectively. The line of credit expires March 25, 2028 and has a variable interest rate of 3.5% plus the one month SOFR rate.

As of December 31, 2024 and 2023, the Company had $47.1 million and $49.1 million, respectively, in letters of credit and surety bonds outstanding with various banks and surety institutions.

The Company's debt agreements are not traded on an active market and are recorded at carrying value on the Company's consolidated balance sheet. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt. The fair value of debt is estimated using inputs classified as Level 2 within the fair value hierarchy. The carrying value and fair value of the Company's long-term debt as of December 31, 2024 and 2023, were as follows (in thousands):

	December 31, 2024	December 31, 2023
Carrying value	$ 2,692,619	$ 3,030,310
Fair value	$ 2,612,838	$ 2,918,012

(4) Income Taxes

The provision for income taxes includes the following components (in thousands):

	Year ended December 31,		
	2024	2023	2022
Current tax provision (benefit):			
Federal	$ 5,917	$ 4,962	$ (7,319)
State	2,776	1,794	1,813
	8,693	6,756	(5,506)
Deferred tax provision (benefit):			
Federal	86,301	(678)	21,587
State	14,187	(111)	3,549
	100,488	(789)	25,136
Provision for income taxes	$ 109,181	$ 5,967	$ 19,630

The following is a reconciliation between a federal income tax rate of 21% and the effective tax rate which is derived by dividing the provision for income taxes by the income before the provision for income taxes (in thousands):

	Year ended December 31,		
	2024	2023	2022
Computed provision for income taxes at the statutory rate	$ 90,750	$ 8,465	$ 19,442
Increase (decrease) in income taxes resulting from:			
State income tax provision, net of federal income tax benefit	16,586	2,056	4,295
Non-deductible expenses	6,045	3,578	546
Valuation allowance changes affecting the provision for income taxes	(630)	(1,085)	1,716
Tax expense (benefit) from share-based compensation	(913)	939	534
Change in unrecognized tax benefit	(654)	(7,556)	(7,319)
Other, net	(2,003)	(430)	416
Provision for income taxes	$ 109,181	$ 5,967	$ 19,630

For the year ended December 31, 2024 and December 31, 2023, the Company released a $0.6 million and $1.1 million, respectively, valuation allowance related to certain deferred tax assets associated with state net operating losses with a limited carry forward period. For the year ended December 31, 2022, the Company recorded a $1.7 million valuation allowance against certain deferred tax assets associated with state net operating losses with a limited carry forward period. The decrease in this valuation allowance in 2024 was primarily based on changes in the Company's state income tax projections by jurisdiction which increased the amount of deferred tax assets that are anticipated to be utilized prior to the deferred tax assets expiring.

The Company recorded a $0.9 million benefit, a $0.9 million expense and $0.5 million expense from share-based compensation in 2024, 2023, and 2022, respectively, relating to ASU 2016-09 which requires excess tax benefits and deficiencies to be recognized in the income tax provision during the period stock options are exercised and stock awards vest.

The Company recorded a $0.7 million, $7.6 million, and $7.3 million tax benefit for the release of uncertain tax position under ASC Topic 740 in 2024, 2023 and 2022, respectively.

The significant components of the Company's net deferred tax assets and liabilities as of December 31, 2024 and 2023, are as follows (in thousands):

| | As of December 31, | |
	2024	2023
Deferred tax assets:		
Accrued benefits.	$ 34,096	$ 28,889
Net operating loss carryforward	89,030	130,478
Aircraft credits	86,965	93,189
Deferred revenue	83,724	91,809
Operating lease liabilities	21,452	21,207
Interest deduction limitation	2,333	11,563
Accrued reserves and other	47,486	64,971
Total deferred tax assets	365,086	442,106
Valuation allowance	—	(630)
Deferred tax liabilities:		
Accelerated depreciation	(1,131,670)	(1,108,042)
Operating lease right-of-use assets	(21,384)	(21,034)
Total deferred tax liabilities	(1,153,054)	(1,129,076)
Net deferred tax liability.	$ (787,968)	$ (687,600)

The Company's deferred tax liabilities were primarily generated through accelerated depreciation, combined with shorter depreciable tax lives, allowed under the IRS tax code for purchased aircraft and support equipment compared to the Company's depreciation policy under GAAP for such assets (see Note 1, "Nature of Operations and Summary of Significant Accounting Policies").

At December 31, 2024 and 2023, the Company had federal net operating losses of approximately $377.9 million and $566.3 million and state net operating losses of approximately $280.3 million and $316.2 million, respectively. The estimated effective tax rate applicable to the federal and state net operating losses at December 31, 2024, was 21.0% and 3.45%, respectively. The Company anticipates that the federal and state net operating losses will start to expire in 2035 and 2025, respectively. The Company has no ongoing federal or state examinations. Federal tax years 2021, 2022 and 2023 are open to examination.

Under ASC Topic 740, the accounting guidance related to uncertainty in tax positions requires that the impact of a tax position be recognized in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2024, 2023 and 2022 is as follows (in thousands):

| | Year ended December 31, | | |
	2024	2023	2022
Unrecognized tax benefits at the beginning of year	$ 654	$ 8,210	$ 15,529
Gross increases - current year tax positions.	—	—	—
Gross increases - prior year tax positions	—	191	343
Gross decreases - prior year tax positions	(654)	(7,747)	(7,662)
Unrecognized tax benefits at end of year.	$ —	$ 654	$ 8,210
Interest and penalties in year-end balance	$ —	$ —	$ 607

For the years ended December 31, 2023 and 2022, the Company recorded $191,000, and $343,000, respectively, of interest expense related to uncertain tax positions not offset by the Company's tax attributes. The Company did not record a similar expense for the year ended December 31, 2024.

(5) Commitments and Contingencies

Self-Insurance

The Company self-insures a portion of its potential losses from claims related to workers' compensation, environmental issues, property damage, medical insurance for employees and general liability. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred, using standard industry practices and the Company's actual experience. The Company uses judgment and estimates in determining the ultimate aggregate liabilities for claims incurred in its workers' compensation liability. The Company also used assumptions in determining the workers compensation liability such as an estimation of loss payment and loss reporting development patterns. At December 31, 2024 and 2023, the Company's accrued workers' compensation liability totaled $18.5 million and $20.6 million, respectively, of which $9.0 million and $7.3 million, respectively, was short-term and included in other current liabilities. Actual results could differ from these estimates.

Legal Matters

The Company is subject to certain legal actions which it considers routine to its business activities. As of December 31, 2024, management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters was not likely to have a material adverse effect on the Company's financial position, liquidity or results of operations.

Concentration Risk and Significant Customers

The Company requires no collateral from its major airline partners or customers, but monitors the financial condition of its major airline partners. Under the majority of the Company's code-share agreements, the Company receives weekly payments from its major code-share partners that approximate a significant percentage of the compensation earned for such period. Additionally, the Company provides certain customer service functions at multiple airports for various airlines and the Company maintains a credit loss reserve based upon expected collectability of all accounts receivable. For the years ended December 31, 2024, 2023, and 2022, the Company's contractual relationships with Delta and United combined accounted for approximately 72.3%, 70.9% and 72.5%, respectively of the Company's total revenues.

Employees Under Collective Bargaining Agreements

As of December 31, 2024, the Company had approximately 15,000 employees. Although no SkyWest Airlines employees are represented by a national union, the majority of SkyWest Airline employees are covered by a written, stable and binding collective bargaining agreement under the Railway Labor Act, entered into between SkyWest Airlines and long-established labor associations, such as the SkyWest Airlines Pilot Association ("SAPA").

Aircraft and Other Purchase Commitments

As of December 31, 2024, the Company had a purchase commitment to purchase eight new E175 aircraft in 2025 and eight new E175 aircraft in 2026.

In addition to the above, in 2024, the Company entered into a master equipment purchase agreement with another airline to acquire certain airframes and engines and lease the assets back to the airline under a five-year term. At December 31, 2024, the Company estimates the remaining financing obligation under the agreement will be between $60.0 million and $70.0 million and anticipates closing on the remaining financings during 2025.

Guarantees

In 2022, the Company agreed to guarantee $19.8 million of debt for a 14 CFR Part 135 air carrier. The debt is secured by the Part 135 air carrier's aircraft and engines and has a five-year term. In exchange for providing the guarantee, the Company received 6.5% of the guaranteed amount as consideration, payable in the estimated value of common stock of the Part 135 air carrier, all of which was sold in 2023. The balance of the debt under the guarantee was $14.1 million as of December 31, 2024.

In 2023, the Company agreed to guarantee up to $12.0 million of debt for an aviation school. The debt is secured by the school's aircraft and engines and has a five-year term. In exchange for providing the guarantee, the Company receives 2.0% of the guaranteed amount annually as consideration in cash. The balance of the debt under the guarantee was $10.6 million as of December 31, 2024.

The purpose of these guarantees is to help reduce the financing costs of aircraft for the third-parties in an effort to increase the potential number of commercial pilots in the Company's hiring pipeline. The Company also recorded the estimated credit loss associated with the guarantees based on publicly available historical default rates issued by a third party for companies with similar credit ratings, factoring the collateral and guarantee term.

(6) Leases

The Company leases property and equipment under operating leases. For leases with durations longer than 12 months, the Company recorded the related operating lease right-of-use asset and operating lease liability at the present value of lease payments over the term. The Company used its incremental borrowing rate to discount the lease payments based on information available at lease commencement.

Aircraft

As of December 31, 2024, excluding aircraft financed by the Company's major airline partners that the Company operates for them under contract, the Company leased eight aircraft under long-term lease agreements with remaining terms ranging from four to six years. These eight aircraft are subleased to a third-party. During the year ended December 31, 2023, the Company acquired 35 CRJ aircraft under early lease buyout arrangements with the lessors for $142.4 million. The aircraft were in the Company's operating fleet when the lease buyouts occurred.

Airport facilities

The Company has operating leases for facility space including airport terminals, office space, cargo warehouses and maintenance facilities. The Company generally leases this space from government agencies that control the use of the various airports. The remaining lease terms for facility space vary from one month to 32 years. The Company's operating leases with lease rates that are variable based on airport operating costs, use of the facilities or other variable factors are excluded from the Company's right-of-use assets and operating lease liabilities in accordance with accounting guidance.

Leases

As of December 31, 2024, the Company's right-of-use assets were $87.7 million, the Company's current maturities of operating lease liabilities were $20.4 million, and the Company's noncurrent lease liabilities were $67.3 million. During 2024, the Company paid $28.9 million under operating leases reflected as a reduction from operating cash flows.

The table below presents lease related terms and discount rates as of December 31, 2024:

Weighted-average remaining lease term for operating leases . . .	11.0 years
Weighted-average discount rate for operating leases	6.2%

The Company's lease costs for 2024, 2023 and 2022 included the following components (in thousands):

	For the year ended December 31,		
	2024	2023	2022
Operating lease cost	$ 28,260	$ 48,169	$ 97,998
Variable and short-term lease cost	2,534	2,840	1,830
Sublease income	(5,050)	(5,402)	(7,089)
Total lease cost	$ 25,744	$ 45,607	$ 92,739

As of December 31, 2024, the Company leased aircraft, airport facilities, office space, and other property and equipment under non-cancelable operating leases, which are generally on a long-term, triple-net lease basis pursuant to which the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. The Company expects that, in the normal course of business, such operating leases that expire will be renewed or replaced by other leases.

The following table summarizes future minimum rental payments required under operating leases that had initial or remaining non-cancelable lease terms as of December 31, 2024 (in thousands):

2025	$	21,105
2026		18,115
2027		15,822
2028		11,517
2029		9,774
Thereafter		52,998
Total future minimum operating lease payments	$	129,331

(7) Fair Value Measurements

The Company holds certain assets that are required to be measured at fair value in accordance with GAAP. The Company determined fair value of these assets based on the following three levels of inputs:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Some of the Company's marketable securities primarily utilize broker quotes in a non-active market for valuation of these securities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, therefore requiring an entity to develop its own assumptions.

As of December 31, 2024 and 2023, the Company held certain assets that are required to be measured at fair value on a recurring basis. Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2024							
	Total		**Level 1**		**Level 2**		**Level 3**	
Marketable Securities								
Bonds and bond funds	$	462,333	$	—	$	462,333	$	—
Commercial paper		111,933		—		111,933		—
		574,266		—		574,266		—
Investments in Other Companies		8,160		—		—		8,160
Cash and Cash Equivalents		227,362		227,362		—		—
Total Assets Measured at Fair Value	$	809,788	$	227,362	$	574,266	$	8,160

	Fair Value Measurements as of December 31, 2023			
	Total	Level 1	Level 2	Level 3
Marketable Securities				
Bonds and bond funds	$ 677,074	$ —	$ 677,074	$ —
Commercial paper	9,872	—	9,872	—
	686,946	—	686,946	—
Investments in Other Companies	15,402	2,925	—	12,477
Cash and Cash Equivalents...................	148,277	148,277	—	—
Total Assets Measured at Fair Value	$ 850,625	$ 151,202	$ 686,946	$ 12,477

The Company's "Marketable Securities" classified as Level 2 securities primarily utilize broker quotes in a non-active market for valuation of these securities. See Note 12, "Investments in Other Companies" regarding the Company's investments in other companies.

The Company did not make any significant transfers of securities between Level 1, Level 2 and Level 3 during the year ended December 31, 2024. The Company's policy regarding the recording of transfers between levels is to record any such transfers at the end of the reporting period.

(8) Assets Held for Sale

In 2022, the Company committed to a formal plan to sell 14 CRJ700 aircraft and determined the aircraft met the criteria to be classified as assets held for sale. In connection with the classification of these assets as held for sale, the Company recorded an impairment loss of $51.4 million, which is included in "Other operating expenses" on the Company's consolidated statements of comprehensive income and in the SkyWest Leasing segment for the year ended December 31, 2022.

During 2023, the Company recorded a $2.3 million loss related to changes in the fair value of the 14 aircraft held for sale which is included in "Other operating expenses" on the Company's consolidated statements of comprehensive income and in the SkyWest Leasing segment for the year ended December 31, 2023. The Company presented the $54.3 million of assets held for sale at the lower of their current carrying value or their fair market value less costs to sell and included the amount in "Other current assets" on the Company's consolidated balance sheet.

In March 2024, the Company decided not to sell the 14 CRJ700 aircraft based on improved pilot availability and reclassified them as held for use assets in "Aircraft and rotable spares" on the Company's consolidated balance sheet. The Company remeasured the fair value of the held for use assets at the time of the reclassification and, as a result, in 2024, the Company recorded a $4.2 million gain (pre-tax), as an offset to "Other Operating Expenses" in the Company's consolidated statement of income, primarily due to the elimination of the estimated costs to sell the assets.

The fair values were based upon observable and unobservable inputs, including a third-party valuation, market trends and condition of the airframes and engines.

(9) Capital Transactions

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock in one or more series without shareholder approval. No shares of preferred stock are presently outstanding. The Company's Board of Directors is authorized, without any further action by the shareholders of the Company, to (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges.

Stock Compensation

On May 7, 2019, the Company's shareholders approved the adoption of the SkyWest, Inc. 2019 Long-Term Incentive Plan, which provided for the issuance of up to 4,500,000 shares of common stock to the Company's directors, employees, consultants and advisors (the "2019 Incentive Plan"). On May 7, 2024, the Company's shareholders

approved the amendment and restatement of the 2019 Incentive Plan ("Restated 2019 Incentive Plan"), providing an additional 1,298,000 shares of common stock to be issued. The Restated 2019 Incentive Plan provides for awards in the form of options to acquire shares of common stock, stock appreciation rights, restricted stock grants, restricted stock units and performance awards. The Restated 2019 Incentive Plan is subject to a fungible ratio concept, such that the issuance of stock options and stock appreciation rights reduces the number of available shares under the Restated 2019 Incentive Plan on a 1-for-1 basis, and the issuance of other awards reduces the number of available shares under the Restated 2019 Incentive Plan on a 1.65-for-1 basis. The Restated 2019 Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). As of December 31, 2024, the Restated 2019 Incentive Plan had 3.5 million plan shares remaining available for future issuance, based on target payout for granted and unvested PSUs.

Stock Options

During the years ended December 31, 2024, 2023 and 2022, the Company did not grant any options to purchase shares of common stock to its employees. The Company had no outstanding stock options as of December 31, 2024 and 2023. The following table summarizes the stock option activity for the years ended December 31, 2024, 2023 and 2022.

	2024				2023		2022	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	—	$ —	— years	$ —	6,816	$ 14.78	16,633	$ 14.62
Granted	—	—			—	—	—	—
Exercised	—	—			(3,848)	14.78	(9,817)	14.52
Cancelled	—	—			(2,968)	14.78	—	—
Outstanding at end of year	—	$ —			—	$ —	6,816	$ 14.78
Exercisable at December 31, 2024	—	$ —	— years	$ —				
Exercisable at December 31, 2023	—	$ —	— years	$ —				

The total intrinsic value of options to acquire shares of the Company's common stock that were exercised was $0.1 million for the years ended December 31, 2023 and 2022. The Company did not have any option exercises for the year ended December 31, 2024.

Restricted Stock Units ("RSUs")

During the year ended December 31, 2024, the Company granted 50,577 restricted stock units to certain of the Company's employees under the 2019 Incentive Plan. The restricted stock units granted during the year ended December 31, 2024, have a three-year cliff-vesting period, during which the recipient must remain employed with the Company or its subsidiaries. The weighted average fair value of the restricted stock units at the date of grants made during the year ended December 31, 2024, was $59.57 per share.

The following table summarizes the activity of restricted stock units granted to certain Company employees for the years ended December 31, 2024, 2023, and 2022:

	Number of RSUs		Weighted-Average Grant-Date Fair Value
Non-vested RSUs outstanding at December 31, 2021	200,173	$	52.45
Granted.	66,680		32.86
Vested	(86,534)		48.69
Cancelled	(20,297)		44.91
Non-vested RSUs outstanding at December 31, 2022	160,022	$	47.28
Granted.	127,348		18.77
Vested	(65,283)		61.45
Cancelled	(19,175)		28.11
Non-vested RSUs outstanding at December 31, 2023	202,912	$	26.64
Granted.	50,577		59.57
Vested	(32,273)		44.87
Cancelled	(8,372)		23.36
Non-vested RSUs outstanding at December 31, 2024	212,844	$	31.83

Performance Share Units

During the year ended December 31, 2024, the Compensation Committee granted PSUs, which are performance-based restricted stock units, to certain Company employees. The PSUs have a three-year vesting period, during which the recipient must remain employed with the Company. The number of PSUs awardable may exceed the target amount granted depending on the Company's performance over three one-year measurement periods against the pre-established targets. The Company's compensation expense for PSUs is based upon the projected number of PSUs estimated to be awarded at the conclusion of the performance period. During the 2024 year, the Company granted 118,021 PSUs at target performance, all of which were outstanding as of December 31, 2024 and have a potential payout of 236,042 shares, or 200% of target, if the Company's performance exceeds the pre-established goals for a maximum payout associated with this grant. During the 2023 year, the Company granted 391,810 PSUs at target performance, all of which were outstanding as of December 31, 2024 and have a potential payout of 979,525 shares, or 250% of target, if the Company's performance exceeds the pre-established goals for a maximum payout associated with this grant. During the 2022 year, the Company granted 225,345 PSUs at target performance, of which 219,054 were outstanding as of December 31, 2024 and have a potential payout of 547,635 shares, or 250% of target, if the Company's performance exceeds the pre-established goals for a maximum payout associated with this grant. During 2024, the Compensation Committee determined the Company achieved 150% of target and awarded 74,445 additional shares related to the performance share grant in 2021 based on the Company's performance for the 2021 and 2022 performance periods, measured against the pre-established targets for each period. The Compensation Committee determines the achievement of performance results and corresponding vesting of performance shares for each year's grant following the conclusion of the respective performance period.

The following table summarizes the activity of PSUs for the years ended December 31, 2024, 2023 and 2022. The number of PSUs granted in the table reflects target performance for the grant in each respective year. The number of achieved PSUs (above or below the target grant) are reflected in the year the grant vests as additional or forfeited PSUs, as indicated in the table:

	Number of PSUs		Weighted-Average Grant-Date Fair Value
Non-vested PSUs outstanding at December 31, 2021	292,792	$	49.39
Granted.	225,345		32.73
PSUs forfeited from the 2019 grant due to performance . .	(45,695)		48.87
Vested	(30,480)		48.87
Cancelled	(13,032)		41.81
Non-vested PSUs outstanding at December 31, 2022	428,930	$	40.96
Granted.	391,810		18.65
PSUs forfeited from the 2020 grant due to performance . .	(35,328)		61.45
Vested	(23,528)		61.45
Cancelled	(2,154)		48.07
Non-vested PSUs outstanding at December 31, 2023	759,730	$	27.85
Granted.	118,021		59.57
Additional PSUs awarded from the 2021 grant due to performance	74,445		44.87
Vested	(223,311)		44.87
Cancelled	—		—
Non-vested PSUs outstanding at December 31, 2024	728,885	$	29.51

During the year ended December 31, 2024, the Company granted 14,179 fully-vested shares of common stock and 2,632 restricted stock units to the Company's directors with a weighted average grant-date fair value of $61.13. During the years ended December 31, 2023 and 2022, the Company granted fully-vested shares of common stock to the Company's directors in the amounts of 37,534 and 24,423 shares, respectively, with a weighted average grant-date fair value of $18.65 and $32.86, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company recorded equity-based compensation expense of $19.9 million, $17.1 million and $9.2 million, respectively.

As of December 31, 2024, the Company had $20.1 million of total unrecognized compensation cost related to non-vested restricted stock grants and non-vested performance stock units. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures and estimates of the Company's future performance for unvested PSUs. The Company expects to recognize this cost over a weighted average period of 1.7 years.

Taxes

The Company's treatment of stock option grants of non-qualified options, restricted stock units and performance shares results in the creation of a deferred tax asset, which is a temporary difference, until the time that the option is exercised or the restrictions lapse.

Warrants

In 2020 and 2021, the Company issued to Treasury warrants to purchase shares of the Company's common stock under the Payroll Support Programs and Secured Loan. The warrants had a five-year term from the date of issuance. The weighted average grant-date fair value of these warrants was estimated using the Black-Scholes option pricing model. The current holder of the warrants exercised all 785,226 warrants in 2024. The Company settled the exercise through net share issuances of a total of 481,201 shares of common stock to the holder. As of December 31, 2024, the Company had no warrants issued and outstanding. The Company did not issue any warrants for the years ended December 31, 2024 and 2023.

(10) Retirement Plans and Employee Stock Purchase Plans

SkyWest Retirement Plan

The Company sponsors the SkyWest, Inc. Employees' Retirement Plan (the "SkyWest Plan"). Subject to certain specified exceptions, all employees of the Company are eligible to participate in the SkyWest Plan. Employees may elect to make contributions to the SkyWest Plan. Generally, the Company matches 100% of such contributions up to levels ranging from 2% to 12% of compensation, based on position and years of service. Eligible employees who are SAPA pilots and SWC captains are eligible for non-elective profit sharing contributions ranging from 0% to 20%, based on position and years of service. Additionally, a discretionary contribution may be made by the Company. The Company's combined contributions to the SkyWest Plan were $64.2 million, $59.3 million and $45.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Employee Stock Purchase Plans

In May 2009, the Company's Board of Directors approved the SkyWest, Inc. 2009 Employee Stock Purchase Plan (the "2009 Stock Purchase Plan"). All employees who have completed 90 days of employment with the Company or one of its subsidiaries are eligible to participate in the 2009 Stock Purchase Plan, except employees who own five percent or more of the Company's common stock. The 2009 Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a five percent discount, through payroll deductions. Employees can contribute up to 15% of their base pay, not to exceed $25,000 each calendar year, for the purchase of shares. Shares are purchased semi-annually at a five percent discount based on the end of the period price. Employees can terminate their participation in the 2009 Stock Purchase Plan at any time upon written notice.

The following table summarizes purchases made under the 2009 Employee Stock Purchase Plans during the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,		
	2024	2023	2022
Number of shares purchased	47,344	117,350	105,606
Average price of shares purchased.	$ 60.49	$ 23.47	$ 26.66

The 2009 Stock Purchase Plan is a non-compensatory plan under the accounting guidance. Therefore, no compensation expense was recorded for the years ended December 31, 2024, 2023, and 2022.

(11) Stock Repurchase

The Company's Board of Directors adopted stock repurchase programs in both February 2019 and May 2023, which authorize the Company to repurchase shares of the Company's common stock in the public market or in private transactions, from time to time, at prevailing prices. The Company's February 2019 stock repurchase program authorized up to $250.0 million for the repurchase of the Company's common stock. In May 2023, the Company's Board of Directors authorized up to $250.0 million for the repurchase of the Company's common stock, superseding the February 2019 authorization. At December 31, 2024, $47.6 million remained available under the May 2023 authorization.

During the year ended December 31, 2024, the Company repurchased 0.6 million shares of common stock for $43.3 million at a weighted average price per share of $74.94 under the May 2023 stock repurchase program. The Company did not record any excise tax related to the stock repurchases as Treasury Stock in the Company's Stockholders Equity for the year ended December 31, 2024. During the year ended December 31, 2023, the Company repurchased 10.6 million shares of common stock for $289.1 million at a weighted average price per share of $27.30, of which $130.0 million was repurchased under the February 2019 stock repurchase program and $159.1 million was repurchased under the May 2023 stock repurchase program. The Company also recorded $2.9 million of excise tax related to the stock repurchases as Treasury Stock in the Company's Stockholders Equity for the year ended December 31, 2023. The Company did not have any stock repurchases during the year ended December 31, 2022.

Additionally, during the years ended December 31, 2024, 2023 and 2022, the Company paid $6.9 million, $0.6 million and $1.2 million, respectively, for a net settlement of the income tax obligation on employee equity awards that vested during the applicable periods.

(12) Investments in Other Companies

Equity Method Investments

During 2019, the Company created a joint venture with Regional One, Inc. ("Regional One") and, as of December 31, 2024, has invested a total of $26.6 million for a 75% ownership interest in Aero Engines, LLC. ("Aero Engines"). The primary purpose of Aero Engines is to lease engines to third parties. Aero Engines requires unanimous approval from the Company and Regional One for all material transactions. Although the Company determined Aero Engines is a variable interest entity, Aero Engines has no primary beneficiary as no one party has power over Aero Engines. Accordingly, the Company accounts for its investment in Aero Engines under the equity method. The Company's exposure in its investment in Aero Engines primarily consists of the Company's portion of income or loss from Aero Engines' engine lease agreements with third parties and the Company's ownership percentage in Aero Engines' engines book value. Aero Engines had no debt outstanding as of December 31, 2024. As of December 31, 2024, the Company's investment balance in Aero Engines was $23.9 million and has been recorded in "Other Assets" on the Company's consolidated balance sheet. The Company's portion of the income generated by Aero Engines for the year ended December 31, 2024, was $2.2 million, which is recorded in "Other income, net" on the Company's consolidated statements of comprehensive income.

In December 2023, the Company invested $9.9 million for a 9.9% ownership interest in Corporate Flight Management, Inc. d/b/a Contour Airlines ("Contour"), a 14 CFR Part 135 air carrier. In January 2024, the Company invested an additional $15.1 million in Contour. The Company has a 25% ownership interest in Contour at December 31, 2024 and holds one of five seats, or 20%, on Contour's board of directors. Additionally, the Company received an option to acquire additional ownership interest in Contour, which had an expiration date of December 31, 2024. The Contour arrangement also includes an asset provisioning agreement under which the Company will provide CRJ airframes, engines and rotable parts to Contour. The Company accounts for its investment in Contour under the equity method where the investment is reported at cost and adjusted each period for the Company's share of Contour's income or loss, recorded on a one quarter lag. For the year ended December 31, 2024, the Company recorded income of $0.1 million related to its Contour investment, its portion of income generated by Contour, which was recorded in "Other income, net" on the Company's consolidated statements of comprehensive income. Additionally, for the year ended December 31, 2024, the Company recorded a loss of $3.7 million related to the expiration of a purchase option to acquire an additional ownership interest in Contour. As of December 31, 2024, the Company's investment balance in Contour of $21.4 million was recorded in "Other Assets" on the Company's consolidated balance sheet. At December 31, 2024, the Company had $10.8 million in notes receivable from Contour related to the sale of aircraft under the asset provisioning agreement. The notes are secured by aircraft and collectible within four years.

The Company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable.

Fair Value Method Investment

In 2021, the Company entered into a strategic partnership with Eve UAM ("Eve"), to develop a network of deployment for Eve's eVTOL aircraft.

In 2022, the Company acquired 1,000,000 shares of common stock of Eve and a warrant giving the Company the right to acquire 1,500,000 shares of common stock of Eve at an exercise price of $0.01 per share. The Company also received a put option from an Eve shareholder for the 1,000,000 shares of common stock of Eve payable in aircraft parts credits. The intent of the put option was to reduce the Company's investment risk in Eve. The Company is restricted from selling the shares underlying the warrant until May 2025, and the warrant expires in May 2032. The Company acquired the shares of common stock, warrant and put option (collectively the "Eve Investments") for $10.0 million. The Company evaluated the Eve Investments under ASC Topic 321, "Investments – Equity Securities" and ASC Topic 815, "Derivatives and Hedging," and recorded the Eve Investments based on their pro rata share of the consideration paid using the fair value of the Eve Investments on the acquisition date, with subsequent changes in the fair value reported in earnings. During the year ended December 31, 2023, the Company sold 600,411 shares of common stock of Eve, which concurrently forfeited the 600,411 shares subject to the put option from the Eve shareholder. During the year ended December 31, 2024, the Company exercised the remainder of the put option and received aircraft parts credits in

exchange for the 399,589 shares of common stock. At December 31, 2024, the Company's only remaining investment in Eve was the warrant to acquire 1,500,000 shares of common stock of Eve.

The shares of common stock of Eve were classified as Level 1 within the fair value hierarchy as Eve stock is actively traded on the New York Stock Exchange, and the value is determined using quoted market prices for the equity security. The warrant and put option (prior to the exercise of the put option) were classified as Level 3 within the fair value hierarchy ("Eve Level 3 Investments"). The Company used the Black Scholes Option Pricing Model to determine the estimated fair market value of the Eve Level 3 Investments.

The table below shows the reconciliation of the Eve Level 3 Investments (in thousands):

Eve Level 3 Investments:

Balance at December 31, 2021	$	—
Purchases		6,551
Unrealized gains		7,629
Balance at December 31, 2022	$	14,180
Realized loss on forfeiture of put options		(827)
Unrealized loss		(876)
Balance at December 31, 2023	$	12,477
Exercise of put option for aircraft parts credits		(3,996)
Realized gain on exercise of put option		3,446
Unrealized loss		(3,767)
Balance at December 31, 2024	$	8,160

During the year ended December 31, 2024, the Company recorded a loss of $3.3 million in "Other income, net" on the Company's consolidated statements of comprehensive income related to the Eve investments, including a realized gain of $3.4 million from the exercise of the put option, a realized loss of $1.4 million from the forfeited shares of Eve common stock and unrealized losses of $5.3 million. During the year ended December 31, 2023, the Company recorded a loss of $1.0 million in "Other income, net" on the Company's consolidated statements of comprehensive income related to the Eve investments, including a realized gain of $2.1 million from the sale of the Eve shares, net of the forfeited put options, and unrealized losses of $3.1 million. As of December 31, 2024 and 2023, the fair value of the Eve Investments was $8.2 million and $15.4 million, respectively, and was recorded in "Other Assets" on the Company's consolidated balance sheet.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of our disclosure controls and procedures, which have been designed to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported accurately and within the time periods specified in the SEC rules and forms. Our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2024, those controls and procedures were effective to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control

During the most recently completed fiscal quarter, we did not make any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on that evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by Ernst & Young LLP ("Ernst & Young"), the independent registered public accounting firm who also has audited our Consolidated Financial Statements included in this Report. Ernst & Young's report on our internal control over financial reporting appears on the following page.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of SkyWest, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited SkyWest, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, SkyWest, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)2 and our report dated February 13, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Salt Lake City, Utah

February 13, 2025

ITEM 9B. OTHER INFORMATION

During the three months and year ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company has insider trading policies and procedures applicable to its directors, officers and employees, and has implemented processes from the Company that it believes are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of our insider trading policy is filed with this Annual Report on Form 10-K as Exhibit 19.

Additional information required by this Item 10 and Items 11, 12, 13 and 14 in Part III of this Report are incorporated herein by reference to our definitive proxy statement for our 2025 Annual Meeting of Shareholders scheduled for May 6, 2025. We intend to file our definitive proxy statement with the SEC not later than 120 days after December 31, 2024, pursuant to Regulation 14A of the Exchange Act. With respect to this Item 10, such information will appear in our definitive proxy statement under the headings "Election of Directors," "Executive Officers," "Corporate Governance," "Meetings and Committees of the Board" and "Delinquent Section 16(a) Reports".

With respect to Items 11, 12, 13 and 14, such information will appear in our definitive proxy statement under the headings set forth below:

		Headings in Proxy Statement
ITEM 11.	**EXECUTIVE COMPENSATION**	"Corporate Governance," "Meetings and Committees of the Board," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation," "Director Compensation" and "Director Summary Compensation Table"
ITEM 12.	**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**	"Security Ownership of Certain Beneficial Owners" and "Securities Authorized for Issuance Under Equity Compensation Plans"
ITEM 13.	**CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**	"Certain Relationships and Related Transactions"
ITEM 14.	**PRINCIPAL ACCOUNTANT FEES AND SERVICES**	"Fees Paid to Independent Registered Public Accounting Firm"


PART IV


ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Documents Filed:

1.   Financial Statements: Report of Independent Registered Public Accounting Firm; Ernst & Young LLP, Salt Lake City, Utah, (PCAOB ID: 42), Consolidated Balance Sheets as of December 31, 2024 and 2023, Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022, Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022, Consolidated Statements of Stockholders' Equity for the years ended December 31, 2024, 2023, 2022, and 2021 and Notes to Consolidated Financial Statements.

2.   Financial Statement Schedule. The following consolidated financial statement schedule of our company is included in this Item 15.

   •   Schedule II—Valuation and qualifying accounts

   All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

(b)   Exhibits

Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	File Number
3.1	Restated Articles of Incorporation	S-3	November 18, 2005	3.1	333-129831
3.2	Amended and Restated Bylaws of SkyWest, Inc., effective August 6, 2024	8-K	August 8, 2024	3.1	
4.1	Specimen of Common Stock Certificate	S-3	July 28, 2000	4.1	333-42508
4.2	Description of Registered Securities	10-K	February 18, 2020	4.2	
*10.1	Amended and Restated Delta Connection Agreement, dated as of September 8, 2005, between SkyWest Airlines, Inc. and Delta Air Lines, Inc.	8-K/A	February 21, 2006	1.1	
*10.2	United Express Agreement dated July 31, 2003, between United Air Lines, Inc., and SkyWest Airlines, Inc.	10-Q	November 14, 2003	10.1	
10.3	Lease Agreement dated December 1, 1989 between Salt Lake City Corporation and SkyWest Airlines, Inc.	10-K	March 31, 1992	(1)	
10.4	Master Purchase Agreement dated November 7, 2000 between Bombardier, Inc. and SkyWest Airlines, Inc.	10-Q	February 13, 2001	10.1	
*10.5	Supplement to Master Purchase Agreement dated November 7, 2000 between Bombardier, Inc. and SkyWest Airlines, Inc.	10-Q	November 14, 2003	10.2	
+10.6	SkyWest, Inc. 2002 Deferred Compensation Plan, as amended and restated, effective January 1, 2008	10-K	February 23, 2009	10.12	
+10.7	First Amendment to the Amended and Restated SkyWest, Inc. 2002 Deferred Compensation Plan	10-K	February 23, 2009	10.12(A)	
+10.8	SkyWest, Inc. 2009 Employee Stock Purchase Plan	10-K	February 23, 2009	10.14	
*10.9	Aircraft Purchase Agreement, dated December 7, 2012, between Mitsubishi Aircraft Corporation and SkyWest, Inc.	8-K/A	June 25, 2013	10.1	
*10.10	Letter Agreement dated December 7, 2012, between Mitsubishi Aircraft Corporation and SkyWest, Inc.	8-K/A	June 25, 2013	10.2	

Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	File Number
*10.11	Purchase Agreement COM0028-13, between Embraer S.A. and SkyWest Inc. dated February 15, 2013	10-Q/A	November 4, 2013	10.1	
10.12	Promissory Note, dated as of April 23, 2020, issued by SkyWest Airlines, Inc. to the United States Department of the Treasury and guaranteed by SkyWest, Inc.	10-Q	August 7, 2020	10.2	
10.13	Promissory Note, dated as of January 15, 2021, issued by SkyWest Airlines, Inc. to the United States Department of the Treasury and guaranteed by SkyWest, Inc.	10-K	February 22, 2021	10.25	
10.14	Promissory Note, dated as of April 23, 2021, issued by SkyWest Airlines, Inc. to the United States Department of the Treasury and guaranteed by SkyWest, Inc.	10-Q	May 6, 2021	10.5	
10.15	SkyWest, Inc. Deferred Compensation Plan For Non-Employee Directors	10-Q	April 26, 2024	10.1	
10.16	SkyWest, Inc. 2019 Long-Term Incentive Plan (Amended and Restated Effective May 7, 2024)	10-Q	July 26, 2024	10.1	
10.17	2019 Long-Term Incentive Plan Form of Restricted Stock Unit Award Agreement	10-Q	April 26, 2024	10.2	
10.18	2019 Long-Term Incentive Plan Form of Performance Share Award Agreement	10-Q	April 26, 2024	10.3	
10.19	Form of Indemnification Agreement	10-K	February 15, 2024	10.24	
19	Insider Trading Compliance Policy			Filed herewith	
21.1	Subsidiaries of the Registrant	10-K	February 22, 2021	21.1	
23.1	Consent of Independent Registered Public Accounting Firm			Filed herewith	
31.1	Certification of Chief Executive Officer			Filed herewith	
31.2	Certification of Chief Financial Officer			Filed herewith	
32.1	Certification of Chief Executive Officer			Filed herewith	
32.2	Certification of Chief Financial Officer			Filed herewith	
97	Policy for Recovery of Erroneously Awarded Compensation	10-K	February 15, 2024	97	

Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	File Number
101	The following financial statements from the SkyWest Inc. Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Stockholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags			Filed herewith	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)			Filed herewith	

---

*   Certain portions of this exhibit have been omitted pursuant to Rule 24b-2 and are subject to a confidential treatment request.

+   Management compensatory plan or arrangement.

(1)   Exhibit is not available on the SEC's website as it was filed in paper and predates EDGAR.

ITEM 16. FORM 10-K SUMMARY

None.

SKYWEST, INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2024, 2023 and 2022
(Dollars in thousands)

Description	Balance at Beginning of Year		Additions Charged to Costs and Expenses		Deductions		Balance at End of Year	
Year Ended December 31, 2024								
Allowance for inventory obsolescence	$	26,089	$	2,661	$	—	$	28,750
Allowance for credit losses		18,699		—		(3,628)		15,071
	$	44,788	$	2,661	$	(3,628)	$	43,821
Year Ended December 31, 2023								
Allowance for inventory obsolescence	$	24,206	$	1,883	$	—	$	26,089
Allowance for credit losses		37,385		—		(18,686)		18,699
	$	61,591	$	1,883	$	(18,686)	$	44,788
Year Ended December 31, 2022								
Allowance for inventory obsolescence	$	22,956	$	1,250	$	—	$	24,206
Allowance for credit losses		41,976		—		(4,591)		37,385
	$	64,932	$	1,250	$	(4,591)	$	61,591

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K for the year ended December 31, 2024, to be signed on its behalf by the undersigned, thereunto duly authorized, on February 13, 2025.

SKYWEST, INC.

By: /s/ ROBERT J. SIMMONS

Robert J. Simmons
Chief Financial Officer

ADDITIONAL SIGNATURES

Pursuant to the requirement of the Securities Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons in the capacities and on the dates indicated.

Name	Capacities	Date
/s/ JAMES L. WELCH James L. Welch	Chairman of the Board	February 13, 2025
/s/ RUSSELL A. CHILDS Russell A. Childs	Chief Executive Officer and President (Principal Executive Officer) and Director	February 13, 2025
/s/ ROBERT J. SIMMONS Robert J. Simmons	Chief Financial Officer (Principal Financial Officer)	February 13, 2025
/s/ ERIC J. WOODWARD Eric J. Woodward	Chief Accounting Officer (Principal Accounting Officer)	February 13, 2025
/s/ SMITA CONJEEVARAM Smita Conjeevaram	Lead Director	February 13, 2025
/s/ DEREK J. LEATHERS Derek J. Leathers	Director	February 13, 2025
/s/ MEREDITH S. MADDEN Meredith S. Madden	Director	February 13, 2025
/s/ RONALD J. MITTELSTAEDT Ronald J. Mittelstaedt	Director	February 13, 2025
/s/ KEITH E. SMITH Keith E. Smith	Director	February 13, 2025

SkyWest, Inc.
444 South River Road ● St. George, UT 84790

March 25, 2025

Dear Shareholder:

You are invited to attend the virtual Annual Meeting of Shareholders of SkyWest, Inc. scheduled to be held at 10:00 a.m., Mountain Daylight Time on Tuesday, May 6, 2025. Shareholders can access, participate in, and vote at the virtual Annual Meeting at http://www.virtualshareholdermeeting.com/SKYW2025 by using the 16-digit control number included on the proxy card and the instructions accompanying the proxy materials.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the items to be considered and acted upon by shareholders.

Your vote is very important. Whether you plan to attend the virtual Annual Meeting or not, we urge you to vote your shares as soon as possible. This will ensure representation of your shares at the Annual Meeting if you are unable to virtually attend.

We are pleased to make these proxy materials available over the Internet, which we believe increases the efficiency and reduces the expense of our Annual Meeting process. As a result, we are mailing to shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of paper copies of these proxy materials and our 2024 Annual Report. The Notice contains instructions on how to access those documents over the Internet or request that a full set of printed materials be sent to you. The Notice also gives instructions on how to vote your shares.

We look forward to your attendance at the virtual Annual Meeting.

Sincerely,

James L. Welch
Board Chair

SkyWest, Inc.
444 South River Road ● St. George, UT 84790

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
OF SKYWEST, INC.

Date:	Tuesday, May 6, 2025
Time:	10:00 a.m., Mountain Daylight Time (MDT)
Place:	http://www.virtualshareholdermeeting.com/SKYW2025

Agenda: At the virtual Annual Meeting, shareholders will be asked to vote on the following proposals:

1. Election of seven directors of SkyWest, Inc. (the "*Company*"), to serve until the next Annual Meeting of the Company's shareholders and until their successors are duly elected and qualified;
2. Advisory vote on the Company's named executive officers compensation;
3. Ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025;
4. The shareholder proposal described in this proxy statement, if properly presented at the Annual Meeting; and
5. Transaction of such other business that may properly come before the Annual Meeting and any adjournment thereof.

Who Can Vote: Shareholders at the close of business on March 6, 2025.

How You Can Vote: Shareholders may vote during the Annual Meeting, or in advance over the Internet, by telephone, or by mail.

By authorization of the Board of Directors,

James L. Welch (signature)

James L. Welch
Board Chair

March 25, 2025

Proxy Statement for the
Annual Meeting of Shareholders of
SKYWEST, INC.

To Be Held on Tuesday, May 6, 2025

TABLE OF CONTENTS


PROXY STATEMENT
FOR THE
ANNUAL MEETING OF SHAREHOLDERS
OF

SKYWEST, INC.

TUESDAY, MAY 6, 2025

OVERVIEW


Solicitation

This Proxy Statement, the accompanying Notice of Annual Meeting, proxy card and the Annual Report to Shareholders of SkyWest, Inc. (the "Company" or "SkyWest") are being mailed on or about March 25, 2025. The Board of Directors of the Company (the "Board") is soliciting your proxy to vote your shares at the Annual Meeting of the Company's Shareholders to be held on May 6, 2025 at 10:00 a.m., Mountain Daylight Time (the "Meeting"). The Meeting will be held virtually at http://www.virtualshareholdermeeting.com/SKYW2025. The Board is soliciting your proxy in an effort to give all shareholders of record the opportunity to vote on matters that will be presented at the Meeting. This Proxy Statement provides information to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. You are giving the individuals appointed by the Board as proxies (Russell A. Childs and Robert J. Simmons) the authority to vote your shares in the manner you indicate.

Why did I receive more than one notice?

You may receive multiple notices if you hold your shares in different ways (e.g., joint tenancy, trusts, or custodial accounts) or in multiple accounts. If your shares are held by a broker (i.e., in "street name"), you will receive your notice or other voting information from your broker. In any case, you should vote for each notice you receive.

Voting Information

Who is qualified to vote?

You are qualified to receive notice of and to vote at the Meeting if you owned shares of common stock of SkyWest (the "Common Stock") at the close of business on the record date of Thursday, March 6, 2025.

How many shares of Common Stock may vote at the Meeting?

As of March 6, 2025, there were 40,621,774 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter presented at the Meeting.

What is the difference between a "shareholder of record" and a "street name" holder?

If your shares are registered directly in your name with Zions First National Bank, the Company's transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "street name" holder.

How can I vote at the Meeting?

You may vote during the Meeting by virtually attending the Meeting via the Internet at http://www.virtualshareholdermeeting.com/SKYW2025 and following the instructions there. You may also vote in advance over the Internet, or by telephone, or you may request a complete set of traditional proxy materials and vote your proxy by mail. To vote your proxy in advance of the Meeting using the Internet or telephone, see the instructions on the proxy form and have the proxy form available when you access the Internet website or place your telephone call. To vote your proxy by mail, mark your vote on the enclosed proxy card, then follow the instructions on the card.

How do I attend the virtual Meeting?

Shareholders of record as of March 6, 2025 will be able to attend and participate in the virtual Meeting by following the instructions provided below.

Even if you plan to attend the Meeting, we recommend that you also vote by proxy as described herein so that your vote will be counted if you subsequently decide not to attend the Meeting.

Log in Procedures. To attend the virtual Meeting, visit http://www.virtualshareholdermeeting.com/SKYW2025 to log in and follow the instructions there. To join the Meeting, shareholders will need their unique 16-digit control number which appears on your notice (printed in the box and marked by the arrow) and the instructions that accompanied the proxy materials (if you received a printed copy of the proxy materials). In the event that you do not have a control number, please contact your broker, bank, or other agent as soon as possible and no later than April 22, 2025, so that you can be provided with a control number and gain access to the Meeting.

Access to the Audio Webcast of the Meeting. The live audio webcast of the Meeting will begin promptly at 10:00 a.m., Mountain Daylight Time on May 6, 2025. We encourage shareholders to access the meeting website prior to the start time. Online access to the audio webcast will open approximately 15 minutes prior to the start of the virtual Meeting to allow time for you to log in and test the computer audio system.

Technical Assistance. Beginning 15 minutes prior to the start of and during the virtual Meeting, we will have technicians ready to assist shareholders with any technical difficulties they may have accessing or hearing the Meeting. If you encounter any difficulties accessing the virtual Meeting during the check-in or meeting time, please call the technical support number available on the shareholder login site.

How do I submit questions for the Meeting?

If you wish to submit questions for the Meeting, you may do so until 11:59 p.m. Mountain Daylight Time on May 1, 2025, by logging into www.proxyvote.com and entering your unique 16-digit control number included on your proxy materials. Once past the login screen, click on "Question for Management," type in your question and click "Submit."

Questions pertinent to meeting matters will be answered during the question and answer period immediately following the formal business portion of the Meeting. In order to give as many shareholders as possible the opportunity to ask questions, each shareholder will be limited to one question. Questions regarding personal matters, such as employment or service-related issues, or other matters not deemed pertinent to meeting matters or otherwise suitable for

discussion at the meeting (in the discretion of the presiding officer at the meeting) will not be answered. Any questions suitable for discussion at the meeting that cannot be answered during the Meeting due to time constraints will be addressed after the meeting in the Investor Relations section of our website, *inc.skywest.com*. The questions and answers will be available as soon as practical after the Meeting and will remain available until two weeks after posting.

What are the Board's recommendations on how I should vote my shares?

The Board recommends that you vote your shares as follows:

Proposal 1—**FOR** the election of all seven nominees for director.

Proposal 2—**FOR** the non-binding resolution to approve the compensation of the Company's named executive officers.

Proposal 3—**FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025.

Proposal 4—**AGAINST** the shareholder proposal described in this proxy statement.

What are my choices when voting?

Proposal 1—You may cast your vote in favor of up to seven individual director nominees. You may vote for less than seven director nominees if you choose. You may also abstain from voting.

Proposals 2, 3, and 4—You may cast your vote in favor of or against each proposal. You may also abstain from voting.

How will my shares be voted if I do not specify how they should be voted?

If you execute the enclosed proxy card without indicating how you want your shares to be voted, the proxies appointed by the Board will vote as recommended by the Board and described previously in this section.

Similarly, shares represented by proxies that reflect a "broker non-vote" will be counted for purposes of determining whether a quorum exists. A broker non-vote occurs when a broker, bank or other financial institution holding shares in street name for a beneficial owner has not received instructions from the beneficial owner and does not have discretionary authority to vote the shares for a particular proposal. Under the rules of various national and regional securities exchanges, the organization that holds your shares in street name has discretionary authority to vote only on routine matters and cannot vote on non-routine matters. The only proposal at the meeting that is considered a routine matter under applicable rules is the proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025. Therefore, unless you provide voting instructions to the broker, bank or other financial institution holding shares on your behalf, they will not have discretionary authority to vote your shares on any of the other proposals described in this proxy statement. Please vote your proxy or provide voting instructions to the broker, bank or other financial institution holding your shares so your vote on the other proposals will be counted.

What is the quorum requirement for the Meeting?

Under Utah law and the Company's Amended and Restated Bylaws, the holders of a majority of the votes entitled to be cast on the matter constitutes a quorum. Therefore, the holders of a majority of the Common Stock issued and outstanding and entitled to vote at the Meeting, present in person or represented by proxy, constitute a quorum for the transaction of business at the Meeting. If you submit a properly executed proxy via the Internet or by telephone or mail, regardless of whether you abstain from voting on one or more matters, your shares will be counted as present at the Meeting for the purpose of determining a quorum. Broker non-votes will also be counted as present for the purpose of determining the presence of a quorum at the Meeting. The inspectors of election will determine whether a quorum is present and will tabulate the votes cast at the Meeting.

What vote will be required to approve each proposal?

Proposal 1 provides that, assuming a quorum is present at the Meeting, the seven director nominees who receive a majority of the votes cast with respect to his or her election will be elected as directors of the Company. This means that the number of shares voted "for" the election of a director must exceed the number of shares voted "against" the election of that director.

Proposals 2, 3 and 4 will be approved if, assuming a quorum is present at the Meeting, the number of votes cast, in person or by proxy, in favor of a particular proposal exceeds the number of votes cast in opposition to the proposal. Proposal 2 is an advisory vote only, and has no binding effect on the Board or the Company.

How will abstentions and broker non-votes be treated?

Abstentions and broker non-votes will be deemed as "present" at the Meeting and will be counted for quorum purposes only. Abstentions and broker non-votes, if any, will not count as a vote cast as to any director nominee's election and thus will have no effect in determining whether a director nominee has received a majority of the votes cast. For purposes of the votes on Proposals No. 2, No. 3 and No. 4 abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the votes on such proposals.

Can I change my vote?

You may revoke your proxy before the time of voting at the Meeting in any of the following ways:

- by mailing a revised proxy card to the Chief Financial Officer of the Company;

- by changing your vote on the Internet website;

- by using the telephone voting procedures; or

- by attending the Meeting virtually and voting during the Meeting.

Who will count the votes?

Representatives from Zions First National Bank, the Company's transfer agent, or other individuals designated by the Board, will count the votes and serve as inspectors of election. The Company anticipates using a third-party service, Broadridge Financial Solutions, Inc., to facilitate the voting process. The inspectors of election will be present at the Meeting.

Will there be a list of shareholders entitled to vote at the Meeting?

Yes, the Company will make a shareholders' list as of the close of business on March 6, 2025 available for inspection upon request at the Company's principal office at 444 South River Road, St. George, Utah 84790, beginning two business days after the date of this Proxy Statement continuing through the Meeting and any meeting adjournments thereof. Such list will also be available during the Meeting on the online portal.

Who is soliciting these proxies and who will pay the cost of this proxy solicitation?

The Company will pay the costs of soliciting proxies. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of the Common Stock. The solicitation of proxies may be supplemented by telephone, facsimile, Internet and personal solicitation by directors, officers and other employees of the Company, but no additional compensation will be paid to such individuals. The Company has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies for a base fee of approximately $30,000, plus out-of-pocket expenses.

How are proxy materials being delivered?

The Company is pleased to take advantage of Securities and Exchange Commission rules that allow companies to furnish their proxy materials over the Internet. As a result, the Company is mailing to most of its shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of this Proxy Statement and the Company's 2024 Annual Report to Shareholders. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of the Company's proxy materials, including this Proxy Statement, the 2024 Annual Report to Shareholders and a form of proxy card or voting instruction card. All shareholders who do not receive a Notice will receive a paper copy of the proxy materials by mail. The Company believes this process will allow it to provide its shareholders with the information they need in a more efficient manner, while reducing the environmental impact and lowering the costs of printing and distributing these proxy materials.

PROPOSAL 1
ELECTION OF DIRECTORS

The Board currently consists of seven directors. All directors serve a one-year term and are subject to re-election each year. The seven nominees for election at the Meeting are listed below.

- James L. Welch, Chairman

- Russell A. Childs

- Smita Conjeevaram

- Derek J. Leathers

- Meredith S. Madden

- Ronald J. Mittelstaedt

- Keith E. Smith

All of the nominees are currently serving as a director of the Company, and all of the nominees have consented to be named as a nominee. Shareholders voting in person or by proxy at the virtual Meeting may only vote for seven nominees. If, prior to the Meeting, any of the nominees becomes unable to serve as a director, the Board may designate a substitute nominee. In that event, the persons named as proxies intend to vote for the substitute nominee designated by the Board.

The Board and the Nominating and Corporate Governance Committee believe that each of the following nominees possesses the experience and qualifications that directors of the Company should possess, as described in detail below, and that the experience and qualifications of each nominee compliments the experience and qualifications of the other nominees. The experience and qualifications of each nominee, including information regarding the specific experience, qualifications, attributes and skills that led the Board and its Nominating and Corporate Governance Committee to conclude that he or she should serve as a director of the Company at the present time, in light of the Company's business and structure, are set forth on the following pages.

Voting

Assuming a quorum is present at the Meeting, each of the seven director nominees who receive a majority of the votes cast with respect to his or her election will be elected as directors of the Company. This means that the number of shares voted "for" the election of a director must exceed the number of shares voted "against" the election of that director.

The Board Recommends That Shareholders Vote *FOR* All Seven Director Nominees.

James L. Welch

Age: 70   **Director Since:** 2007   **Committees:** Chairman of the Board; Member of the Nominating and Corporate Governance Committee

Principal Occupation: Retired CEO of YRC Worldwide Inc. ("YRC Worldwide")

Experience: From July 2011 until his retirement in July 2018, Mr. Welch served as the CEO of YRC Worldwide, a provider of global, national and regional ground transportation services. From 2008 to July 2011, Mr. Welch served as the President and CEO of Dynamex, Inc., a provider of same-day transportation and logistics services in the United States and Canada. During 2007 and 2008, he served as Interim CEO of JHT Holdings, a holding company of multiple enterprises engaged in automotive transport and management services. From 2000 to 2007, Mr. Welch served as the President and CEO of Yellow Transportation, an international transportation services provider.

Mr. Welch holds a Bachelor of Science degree from West Texas A&M and received the Distinguished Alumni Award in 2014.

The Board nominated Mr. Welch, in part, due to his over 40 years of public company senior executive experience in the transportation sector, including extensive experience working with labor. Mr. Welch also contributes to the Board valuable practical experience in the operation of large enterprises.

Other Directorships: Mr. Welch currently serves on the Board of Schneider National.

Russell A. Childs

Age: 57   **Director Since:** 2016   **Committees:** None

Principal Occupation: Chief Executive Officer ("CEO") and President of the Company and its subsidiaries

Experience: Mr. Childs was named CEO of the Company effective January 1, 2016, and has served as President of the Company since 2014. He is responsible for the holding company's operating entities and all commercial activities. He joined the Company in 2001 and became Vice President – Controller later that year. He served as the President and Chief Operating Officer of SkyWest Airlines, Inc. ("SkyWest Airlines") from 2007 to 2014. Mr. Childs earned his bachelor's degree in Economics and master's degree in Accounting from Brigham Young University. Prior to joining the Company, Mr. Childs was a certified public accountant employed by a public accounting firm.

The Board nominated Mr. Childs, in part, because it recognizes Mr. Childs' critical role in delivering value to all Company stakeholders, as well as noting the importance of the Company's CEO serving on the Board, as he is the one closest to the Company's day-to-day operations and is able to communicate the Board's expectations, advice and encouragement to the Company's nearly 15,000 employees.

Other Directorships: Mr. Childs currently serves as Chair of the Federal Reserve Bank of San Francisco, as the Intermountain Health Desert Region Board Vice Chair, the Chair of the Regional Airline Association, and the Chair of the NextGen Advisory Committee of the Federal Aviation Administration (FAA).

Smita Conjeevaram

Age: 64   **Director Since:** 2021   **Committees:** Member of the Audit Committee; Member of the Compensation Committee; Member of the Safety and Compliance Committee

Principal Occupation: Retired CFO of the Fortress Investment Group's Credit Hedge Funds

Experience: Ms. Conjeevaram holds over 25 years in finance and nearly a decade of experience at two of the Big 4 worldwide accounting firms, including PricewaterhouseCoopers LLP. In her most recent operational role, Ms. Conjeevaram served as Deputy CFO of Fortress Investment Group's Credit Funds and CFO of the Fortress Investment Group's Credit Hedge Funds.

The Board nominated Ms. Conjeevaram, in part, because of her refined global business and financial expertise, as well as her experience in growth management.

Other Directorships: Ms. Conjeevaram currently serves as a director of SS&C Technologies, Inc. ("SSNC"), McGrath Rentcorp ("MGRC"), and WisdomTree Investments, Inc. ("WETF"). At SSNC she is the Audit Committee Chair, at MGRC she is a member of the Audit Committee and Chair of the Nominating and Governance committee and at WETF she is the Board Chair and is a member of the Compensation Committee.

Derek J. Leathers

Age: 55   **Director Since:** 2024   **Committees:** Member of the Audit Committee; Member of the Nominating and Corporate Governance Committee; Member of the Safety and Compliance Committee

Principal Occupation: Chairman and Chief Executive Officer of Werner Enterprises, Inc. ("Werner")

Experience: Mr. Leathers has over 30 years of experience in the transportation and logistics industry, and 25 of those years have been at Werner. Throughout his tenure at Werner, Mr. Leathers has held integral executive management roles leading multiple organizational service offerings, including the establishment and development of Werner's Mexico cross-border operations, oversight for the asset operating group and leading the launch of Werner Global Logistics, which encompassed transportation management and freight movement within intermodal, ocean, air and brokerage.

Mr. Leathers holds an economics degree from Princeton University.

The Board nominated Mr. Leathers, in part, due to his experience as Chairman and Chief Executive Officer of a public company and his 30 years of experience in the transportation sector, including extensive experience working with labor.

Other Directorships: Mr. Leathers currently serves as the Chairman of Werner, as the Chairman of the American Transportation Research Institute, is on the Executive Committee for the American Trucking Associations, is on the Executive Board of the Omaha Chamber of Commerce, is on the Executive Committee for United Way of the Midlands and is a Board of Trustee for Creighton University. Mr. Leathers is also the Founder and National Director of PlaySmart, a non-profit organization that helps youth realize their academic and life potential through sports.

Meredith S. Madden

Age: 51   **Director Since:** 2015   **Committees:** Chair of the Safety and Compliance Committee; Member of the Compensation Committee; Member of the Nominating and Corporate Governance Committee

Principal Occupation: Chief Executive Officer of The NORDAM Group LLC ("NORDAM")

Experience: Ms. Madden was appointed CEO of NORDAM in 2011. Headquartered in Tulsa, Oklahoma, NORDAM is one of the world's premier family-owned aerospace providers of composite structures and engineered solutions, employing nearly 2,500 stakeholders across multiple facilities in North America, Europe and Asia Pacific.

Ms. Madden joined NORDAM in 1999, and progressed through a series of roles in operations, sales, and strategic market planning; vice president of Global Sales and Marketing; vice president of the Repair Group; chief operating officer, overseeing all repair and manufacturing operations in the United States, Europe and Asia; and president of NORDAM. Prior to her NORDAM career, she was a senior consultant on mergers and acquisitions, corporate recovery services and financial advisory in global finance.

Ms. Madden holds an MBA from the University of Chicago, and a Bachelor of Science in business administration and finance from the University of Notre Dame.

The Board nominated Ms. Madden, in part, because of her expertise and strategic insights related to aircraft maintenance vendor planning. Additionally, Ms. Madden has extensive expertise working with international maintenance service providers**.**

Other Directorships: Ms. Madden currently serves on the board of NORDAM, Somnigroup International Inc. and is an Emeritus Member of the Board of the Smithsonian National Air and Space Museum.

Ronald J. Mittelstaedt

Age: 61   **Director Since:** 2013   **Committees:** Chair of the Compensation Committee; Member of the Audit Committee; Member of the Nominating and Corporate Governance Committee; Member of the Safety and Compliance Committee

Principal Occupation: President and Chief Executive Officer and Director, Waste Connections, Inc. ("Waste Connections")

Experience: Mr. Mittelstaedt has served as the President and Chief Executive Officer of Waste Connections since April 2023, a company he founded in 1997. From July 2019 to April 2023, he served as Executive Chairman. He previously served as its Chair and CEO from its formation in 1997 to July 2019. He has also served as a director of Waste Connections since 1997. Under Mr. Mittelstaedt's leadership, Waste Connections has become the third largest company in the North American solid waste and recycling industry, employing more than 25,000 people nationwide, and is traded on the New York Stock Exchange and Toronto Stock Exchange. Mr. Mittelstaedt is an independent director for Pye-Barker, Inc., the largest commercial fire suppression install and maintenance company in the United States. Mr. Mittelstaedt also established the RDM Positive Impact Foundation in 2004 to improve the lives of underprivileged and at-risk children. Prior to his career in waste management, he spent three years in the air freight industry. Mr. Mittelstaedt holds a bachelor's degree in Business Economics from the University of California – Santa Barbara.

The Board nominated Mr. Mittelstaedt, in part, because of his expertise in making large capital equipment decisions, extensive experience working with diverse employee and other groups in various geographic regions and a history of developing an organizational culture of strong work ethics. Mr. Mittelstaedt also contributes to the Board his insight as an experienced CEO of a publicly traded company, which the Board has found valuable in its deliberations.

Other Directorships: Mr. Mittelstaedt currently serves on the board of Waste Connections and serves as an independent director of Pye-Barker Fire & Safety, LLC.

Keith E. Smith

Age: 64   **Director Since:** 2013   **Committees:** Chair of the Audit Committee; Chair of the Nominating and Corporate Governance Committee; Member of the Compensation Committee

Principal Occupation: President and CEO of Boyd Gaming Corporation ("Boyd Gaming")

Experience: Mr. Smith is President, CEO and a director of Boyd Gaming, one of the nation's leading casino entertainment companies, with 29 operations in 11 states and more than 16,000 employees. Mr. Smith is an industry veteran with more than 35 years of gaming experience. He joined Boyd Gaming in 1990 and held various executive positions before being promoted to Chief Operating Officer in 2001. In 2005, Mr. Smith was named President and elected as a director of Boyd Gaming and in 2008 he assumed the role of CEO. The common stock of Boyd Gaming is traded on the New York Stock Exchange.

Mr. Smith holds a bachelor's degree in Accounting from Arizona State University. He served as Chair of the Los Angeles Branch of the Federal Reserve Bank of San Francisco from 2012 to 2014. He served as Chair of the American Gaming Association and the Nevada Resort Association. He served as Vice Chair of the Las Vegas Convention and Visitors Authority from 2005 to 2011.

The Board nominated Mr. Smith, in part, due to his diverse experience in investing in, financing, and managing capital assets and real properties in various geographic regions. Mr. Smith also has extensive experience in leading and directing a large group of diverse employees. Mr. Smith's accounting training and experience and his service as Chair of the Los Angeles Branch of the Federal Reserve Bank of San Francisco also enable him to provide valuable service as the Chair of the Audit Committee and to the Compensation Committee and Nominating and Corporate Governance Committee.

Other Directorships: Mr. Smith currently serves as a director of Boyd Gaming.

EXECUTIVE OFFICERS

In addition to Russell A. Childs, the CEO and President of the Company, whose biographical information is set forth above, the following individuals serve as executive officers of the Company or its operating subsidiaries as of March 25, 2025.

Robert J. Simmons

Age: 62   **Title:** Chief Financial Officer

Mr. Simmons is the Chief Financial Officer of the Company. He is responsible for the areas of information technology, human resources, risk management and benefits, finance, accounting, treasury and investor relations for the Company and its subsidiaries.

From 2009 until his appointment as SkyWest's Chief Financial Officer in March 2015, Mr. Simmons served as a Partner with Bendigo Partners, LLC. ("Bendigo Partners"), a privately held firm focused on technology-based financial services as private equity investors and operational consultants. In his role with Bendigo Partners, he was responsible for portfolio management. He previously served as Chief Financial Officer as well as Corporate Treasurer for E*TRADE Financial Corporation. He has more than 30 years of finance and treasury experience in various leadership positions at companies including Oracle, Lenovo (formally Iomega), and Bank of America.

Mr. Simmons holds a master's degree in business administration, with an emphasis in finance from the Kellogg Graduate School of Management at Northwestern University, and graduated magna cum laude with a bachelor's degree in international business from Brigham Young University.

Wade J. Steel

Age: 49   **Title:** Chief Commercial Officer

Mr. Steel is the Chief Commercial Officer of the Company. He is responsible for the Company's contractual relationships with American Airlines, Inc. ("American"), Delta Air Lines, Inc. ("Delta"), United Airlines, Inc. ("United") and Alaska Airlines, Inc. ("Alaska"), development of new business opportunities with network airlines, financial planning, fleet management and maintenance. He also plays a vital role in the strategic planning and development opportunities of the Company.

Mr. Steel was initially employed with the Company in March 2007 as Director of Financial Planning and Analysis and was appointed to serve as Vice President – Controller for SkyWest Airlines in 2011. From May 2014 until his appointment as Chief Commercial Officer of the Company in March 2015, he served as the Executive Vice President and acting Chief Financial Officer of the Company, with responsibility for the areas of finance, treasury, investor relations and information technology for the Company and its subsidiaries. Prior to joining the Company, Mr. Steel was employed by a public accounting firm.

Mr. Steel holds bachelor's and master's degrees in accounting from Brigham Young University and is a member of the American Institute of Certified Public Accountants. He sits on the board of Contour Airlines and Saint George Regional Hospital.

Greg S. Wooley

Age: 59   **Title:** Executive Vice President Operations

Mr. Wooley is the Executive Vice President Operations of SkyWest Airlines. He is responsible for oversight of all aspects of SkyWest Airlines' operations, including safety, flight operations, operations control center, inflight, airport

operations and customer service. He also oversees SkyWest Airline's operational relationships with American, Delta, United and Alaska.

Mr. Wooley was initially employed with the Company in September 2019 as Vice President – Airport Operations until his appointment to serve as Executive Vice President Operations of SkyWest Airlines in October 2020. Prior to joining SkyWest Airlines, Mr. Wooley held various leadership positions at ExpressJet Airlines, including Vice President – Flight Operations since 2016. He has more than 26 years of aviation experience in leadership positions in airport services, in-flight and maintenance training and standards, as well as, overseeing flight operations and regulatory compliance. His years of experience make him uniquely suited for this role and have provided him with immense knowledge of the day-to-day operations of an airline.

Mr. Wooley holds a degree in aviation management.

Eric J. Woodward

Age: 53   **Title:** Chief Accounting Officer

Mr. Woodward is the Chief Accounting Officer of the Company. He is responsible for the oversight of the Company's financial accounting practices, internal controls and reporting to the Securities and Exchange Commission.

Mr. Woodward was employed in various other capacities with the Company from April 2004 until April 2007 and served as the Company's Vice President – Controller from April 2007 until May 2011, when he was appointed to serve as Chief Accounting Officer of the Company. He is a certified public accountant and was employed by a public accounting firm prior to joining the Company.

Mr. Woodward holds a bachelor's and master's degree in accounting from the University of Utah, and is a member of the American Institute of Certified Public Accountants and Utah Association of Certified Public Accountants.

Dale T. Hansen

Age: 56   **Title:** General Counsel and Corporate Secretary

Mr. Hansen is the General Counsel and Corporate Secretary of the Company. Prior to joining the Company, Mr. Hansen was a partner at Parr Brown Gee & Loveless, P.C. in Salt Lake City, Utah specializing in airline related matters from August 1998 to February 2025.

Mr. Hansen holds significant airline industry experience, including aircraft acquisition and lease financing, maintenance agreements, and general operations with respect to U.S. and Canadian air carriers. Following law school, Mr. Hansen clerked for the Honorable Edith H. Jones, U.S. Court of Appeals, Fifth Circuit in Houston Texas (1995-1996). He previously served as an adjunct professor at Brigham Young University Law School, where he taught courses on tax and advising closely held businesses.

Mr. Hansen holds a bachelor's degree in history from Brigham Young University and a juris doctorate degree, having graduated summa cum laude, from the J. Reuben Clark Law School in Provo, Utah.


CORPORATE GOVERNANCE


Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines and periodically reviews and ratifies those guidelines, including most recently on February 4, 2025. The Corporate Governance Guidelines can be accessed at the Company's website, *inc.skywest.com.* Please note, however, that the information contained on the Company's website is not incorporated by reference in, or considered part of, this proxy statement.

The Corporate Governance Guidelines supplement the Company's Amended and Restated Bylaws and the charters of the Board's committees. Certain matters identified in the Company's Corporate Governance Guidelines are described below.

Director Independence

At a minimum, the Board will have a majority of directors who meet the criteria for independence as required by The Nasdaq Global Select Market.

Director Qualifications

Criteria for Membership

The Company's Nominating and Corporate Governance Committee is responsible for annually reviewing with the Board the desired skills and characteristics of directors, as well as the composition of the Board as a whole.

Terms and Limitations

All directors currently stand for election each year. The Board does not believe it should establish a limit on the number of times that a director may stand for election.

Retirement

Directors are required to submit their resignation from the Board when their term expires upon reaching the age of 75 years old. The Board will accept the resignation unless the Nominating and Corporate Governance Committee recommends otherwise, considering industry expertise and a continuation of value the Board anticipates such Director will provide to the Company. Directors generally will not be nominated for election following their 75th birthday.

Ownership of Company Stock

Directors are required to own shares of Common Stock having a value equal to at least five times the cash component of their annual base compensation.

Director Responsibilities

General Responsibilities

The basic responsibility of directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders.

Oversight of Management

The Board is responsible for encouraging the Company's management to effectively implement policies and strategies developed by the Board, and to provide dynamic leadership of the Company.

Board Meetings and Materials

 Frequency of Meetings

  The Board has four regularly scheduled meetings per year. As determined necessary by the Board and in order to address the Company's needs, special meetings of the Board, including telephonic meetings, are convened from time to time.

 Meeting Responsibilities

  Absent extraordinary circumstances, directors of the Company should attend all Board meetings, meetings of the committee(s) on which they serve and shareholder meetings. The Board Chair is responsible for establishing the agenda for each Board meeting. Each director is free to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting.

 Executive Sessions of Independent Directors

  The Company's independent directors meet in executive session regularly, generally quarterly.

Director Compensation

 The form and amount of director compensation is determined by the Board based on general principles established on the Nominating and Corporate Governance Committee's recommendation. These principles are in accordance with the policies and principles set forth in the Nominating and Corporate Governance Committee's charter and are intended to be consistent with rules established by The Nasdaq Global Select Market, including those relating to director independence and to compensation of Audit Committee members.

CEO Evaluation and Management Succession

 The Nominating and Corporate Governance Committee conducts an annual review to assess the performance of the Company's CEO. The Nominating and Corporate Governance Committee communicates the results of its review to the other directors in a meeting that is not attended by the CEO. The directors of the Company, excluding the CEO, review the Nominating and Corporate Governance Committee's report to assess the CEO's leadership in the long and short term, as well as the Company's long-term succession plans.

Annual Evaluations

 The Board conducts an annual evaluation to determine if the Board and its committees are functioning effectively. The Nominating and Corporate Governance Committee solicits comments from all of the Company's directors and reports annually to the Board with an assessment of the Board's performance. Each of the Board's standing committees conducts an annual evaluation to assess the performance of the applicable committee.

Review and Access to Guidelines

 The Nominating and Corporate Governance Committee reviews the Company's Corporate Governance Guidelines at least annually, then, as it deems appropriate, recommends amendments to the Board.

Board Tenure and Experience

The Board recognizes that its current members have served on the Board for various tenures, with the shortest tenure of the current Board members being less than one year and other directors having served for more than 10 years. Our Board believes that the Board represents a balance of industry, technical and financial experiences, which provide effective guidance and oversight to management. Our governance policies reflect our belief that directors should not be subject to term limits. While term limits could facilitate fresh viewpoints and ideas, we believe they are offset by the disadvantage of causing the loss of directors who over a period of time have developed insight into our strategies, operations, and risks and continue to provide valuable contributions to board deliberations.

Accordingly, while director tenure is taken into consideration when making nomination decisions, the Board believes that imposing mandatory limits on director tenure would unnecessarily deprive it of the valuable contributions of its most experienced members. Nonetheless, the Board strives to add new directors to infuse new ideas and fresh perspectives in the boardroom. In the past ten years, four new directors have joined the Board, with the latest, Mr. Leathers, joining the Board in 2024.

Additionally, the Board has entered into a consulting arrangement with former director Steven F. Udvar-Hazy, pursuant to which Mr. Udvar-Hazy attends board meetings and provides advisory services. Mr. Udvar-Hazy is extremely knowledgeable of the Company's operations and opportunities, having served as a director of the Company for more than 35 years, and he is recognized as one of the leading experts in the aviation industry.

Board Diversity

The Board considers board diversity broadly, not merely with regard to race, gender, or national origin, but also with regard to general background, geographical location, differences of viewpoint, experience, education, skills and other qualities or attributes that contribute to Board diversity. The Board believes that ethnic, gender and cultural diversity among its members provides value and is important. In considering a potential new candidate, the Board considers whether the candidate would increase the Board's ethnic, gender or cultural diversity. The consideration of diversity permeates all discussions of the Nominating and Corporate Governance Committee. Additionally, on an annual basis, as part of the Board's self-evaluation process, the Board assesses whether the mix and diversity of board members is appropriate.

Board Leadership Structure and Director Independence

The Board does not have a formal policy as to whether the roles of Board Chair and CEO should be combined or separated. The responsibility of the CEO is to oversee the day-to-day execution of the Company's business strategy. The Board Chair is responsible for effectively leading the Board in providing oversight and direction to the Company's management. This separation of the roles of Board Chair and CEO allows for greater oversight of the Company by the Board. Currently, Mr. Welch serves as Board Chair and Mr. Childs serves as the CEO. The Board believes that such separation allows Mr. Childs to focus his time and energy on managing the Company's business on a day-to-day basis, while having the Board Chair devote his time and attention to matters of Board oversight. Accordingly, the Board has determined that the Company's Board leadership structure is the most appropriate at this time, given the specific characteristics and circumstances of the Company.

The Company is committed to independent Board oversight. Pursuant to the Company's Corporate Governance Guidelines, all of the Company's directors (other than Mr. Childs), meet the standards of independence applicable to the Company. The Board's independent oversight function is enhanced by the fact that the Audit, Compensation, Nominating and Corporate Governance and Safety and Compliance Committees are comprised entirely of independent directors.

The Board believes no single leadership model is right for all companies at all times. The Board recognizes that, depending on the circumstances, other leadership models may be appropriate. The independent directors and the Nominating and Corporate Governance Committee regularly review the Company's leadership structure and, depending on the Company's needs and the available resources, the Board may modify the Company's existing leadership structure.

Communications with the Board

Shareholders and other interested parties may communicate with one or more directors or the non-management directors as a group in writing by regular mail. The following address may be used by those who wish to send such communications by regular mail:

> Board of Directors or Name of Individual Director(s)
> c/o Chief Financial Officer
> SkyWest, Inc.
> 444 South River Road
> St. George, UT 84790

Code of Ethics

The Company has adopted a Code of Ethics for Directors and Senior Executive Officers (the *"Code of Ethics"*), which is available on the Company's website, *inc.skywest.com*. The Code of Ethics includes the following principles related to the Company's directors and executive officers:

- Act ethically with honesty and integrity;

- Promote full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and other public communications;

- Comply in all material respects with laws, rules and regulations of governments and their agencies;

- Comply in all material respects with the listing standards of the stock exchange where the shares of Common Stock are traded;

- Respect the confidentiality of information acquired in the course of performing work for the Company, except when authorized or otherwise legally obligated to disclose the information;

- Do not use confidential information of the Company for personal advantage or for the benefit of acquaintances, friends or relatives; and

- In order to avoid the appearance that any Company employee is trading on inside information, not engage in speculative trading such as short sales or trade in puts, calls, or other options on the Company's or its affiliates' stock, and not purchase or use, directly or indirectly, financial instruments that are designed to hedge or offset any decrease in the market value of the Company's securities.

A copy of the Code of Ethics is posted to the Company's website at *inc.skywest.com*. Copies of the Code of Ethics will be provided to any shareholder upon written request to Robert J. Simmons, Chief Financial Officer of the

Company, 444 South River Road, St. George, Utah 84790, Telephone: (435) 634-3200. The Company will promptly disclose any waivers of, or amendments to, certain provisions of the Code of Ethics on its website.

Policies Against Hedging and Pledging of Company Stock

Pursuant to the Company's Code of Ethics, in order to avoid the appearance that any Company employee is trading on inside information, Company officers and directors are prohibited from engaging in speculative trading such as short sales or trading in puts, calls, or other options on our stock or the stock of our affiliates, and are likewise prohibited from purchasing or using, directly or indirectly, financial instruments that are designed to hedge or offset any decrease in the market value of our securities.

In addition, the Company's insider trading policy expressly prohibits all directors, officers and employees from purchasing or using, directly or indirectly, financial instruments that are designed to hedge or offset any decrease in the market value of the Company's securities. Pledging the Company's securities as collateral to secure loans is also prohibited.

Insider Trading Policy

The Company has insider trading policies and procedures applicable to its directors, officers and employees, and has implemented processes from the Company that it believes are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. It is our policy to comply with U.S. insider trading laws and regulations, including with respect to transactions in our own securities.

Risk Oversight

The Board and its committees are involved in overseeing risk associated with the Company and its operations. The Board and the Audit Committee monitor the Company's credit risk, liquidity risk, regulatory risk, operational risk and enterprise risk by regular reviews with management and internal and external auditors and other advisors. In its periodic meetings with the internal auditors and the Company's independent accountants, the Audit Committee discusses the scope and plan for the internal audit and includes management in its review of accounting and financial controls, assessment of business risks, legal and ethical compliance programs and related-party transactions. The Board and the Nominating and Corporate Governance Committee monitor the Company's governance and succession risk by regular review with management and outside advisors. The Board and the Compensation Committee monitor CEO succession and the Company's compensation policies and related risks by regular reviews with management and the Compensation Committee's outside advisors. The Board and the Safety and Compliance Committee monitor management's administration of airline flight operations safety and compliance with safety regulations. The Board also oversees the Company's risk management strategy related to environmental and social issues, including with respect to matters such as climate change.

Whistleblower Hotline

The Company has established a whistleblower hotline that enables employees, customers, suppliers and shareholders of the Company and its subsidiaries, as well as other interested parties, to submit confidential and anonymous reports of suspected or actual violations of the Code of Ethics.

Environmental, Social, Governance ("ESG")

ESG Governance and Oversight

The full SkyWest Board maintains responsibility for the oversight of climate risk and strategy. The Board reviews and evaluates the executive management team's climate risk assessment and strategy at least annually, and developing ESG matters quarterly. In addition, the Safety and Compliance committee maintains oversight over applicable climate-related operational risk and receives safety briefings semi-annually. Board direction and feedback is used by executive management in evaluating risk and establishing strategies.

For more information about our efforts in these areas, please refer to our 2025 ESG Report, which we intend to publish and make available on the Investor Relations section of our website during the first half of 2025.

Environmental Strategy

As the largest regional airline in the United States, we are committed to operating in an environmentally responsible manner; complying with all environmental laws and regulations; using natural resources efficiently; preventing pollution, where possible, and if not possible, then establishing mitigation programs to minimize environmental impact; engaging with external stakeholders to discuss commercially viable solutions to reduce emissions; and collaborating with our major airline partners in their decarbonization goals. In 2024, we increased the number electric aircraft pushbacks and baggage tugs we deployed at airport locations we serve and enhanced our climate risk evaluation, assessment, and disclosures under the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosures (TCFD) frameworks and reporting standards. We also continued to invest in our fleet, by adding new, larger regional jets that have a more efficient carbon footprint per Available Seat Mile (ASM) than our older 50-seat jet fleet.

Social Strategy

We are a dedicated people-first organization, providing various avenues to enhance the quality of life for our customers, employees, and communities. We know that if we take good care of our employees, they will take good care of our customers, which will result in value returned to our shareholders. SkyWest employs a workforce with a wide array of backgrounds, work styles, and talents. Recognizing, appreciating, and incorporating these unique qualities and contributions is critical to our success. Operating this way stimulates creative solutions and innovation, helps us attract top talent, and supports our mission to be the employer, investor, and partner of choice. SkyWest believes that all people, regardless of their background, should have an opportunity to achieve their career aspirations. SkyWest benefits in many ways from our commitment to inclusion, including attracting top talent, encouraging creativity, and providing exceptional service for our passengers. We seek to reflect inclusion in our culture, practices, and relationships inside and outside the company. We continue building on those foundations through a number of efforts across every spectrum of the employee experience, including hiring, training, employee recognition, and career growth and development.


MEETINGS AND COMMITTEES OF THE BOARD


The Board

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board, committee and shareholders' meetings. The Board met four times during 2024. All directors attended at least 75% of the aggregate number of meetings of the Board and of the committees on which he or she served during the year ended December 31, 2024, as well as the Company's Annual Meeting of Shareholders held on May 7, 2024.

Committees of the Board

The Board has four standing committees to facilitate and assist the Board in the execution of its responsibilities: (1) Audit, (2) Compensation, (3) Nominating and Corporate Governance and (4) Safety and Compliance. The Board may, from time to time, establish or maintain additional committees as the Board deems necessary or appropriate. All the standing committees are comprised solely of non-employee, independent directors under the rules of the Securities and Exchange Commission and The Nasdaq Global Select Market listing standards. Each committee acts under a written charter setting forth its responsibilities and duties. Charters for each committee are available on the Company's website, *inc.skywest.com*, and are also available in print, free of charge, upon request. Requests for a printed copy of any committee charter should be submitted to Eric J. Woodward, Chief Accounting Officer of the Company, at 444 South River Road, St. George, Utah 84790.

The table below shows the current membership for each of the standing Board committees:

Audit	Compensation	Nominating and Corporate Governance	Safety and Compliance
Keith E. Smith*	Ronald J. Mittelstaedt*	Keith E. Smith*	Meredith S. Madden*
Smita Conjeevaram	Smita Conjeevaram	Derek J. Leathers	Smita Conjeevaram
Derek J. Leathers	Meredith S. Madden	Meredith S. Madden	Derek J. Leathers
Ronald J. Mittelstaedt	Keith E. Smith	Ronald J. Mittelstaedt	Ronald J. Mittelstaedt
		James L. Welch	

*   Committee Chair

Audit Committee

The Audit Committee met eight times during the year ended December 31, 2024. The Board has determined that Mr. Keith E. Smith, Chair of the Audit Committee, is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee's responsibilities, which are discussed in further detail in its charter, include the responsibility to:

- Establish and implement policies and procedures for review and approval of the appointment, compensation and termination of the independent registered public accounting firm;

- Review and discuss with management and the independent registered public accounting firm the audited financial statements of the Company and the Company's financial disclosure practices;

- Pre-approve all audit and permissible non-audit fees;

- Provide oversight of the Company's internal auditors;

- Hold meetings and executive sessions periodically with the Company's independent registered public accounting firm, the Company's internal auditors and management to review and monitor the adequacy and effectiveness of the Company's financial reporting, internal controls and risk assessment and compliance with Company policies;

- Review the Company's consolidated financial statements and related disclosures;

- Review with management and the Company's independent registered public accounting firm and approve disclosure controls and procedures and accounting principles and practices; and

- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Audit Committee's processes and procedures is addressed below under the heading "Report of the Audit Committee."

Compensation Committee

The Compensation Committee met three times during the year ended December 31, 2024. The Compensation Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- In consultation with the Company's senior management, establish the Company's general compensation philosophy and oversee the development and implementation of the Company's compensation programs;

- Recommend to the Board or approve, the base salary, incentive compensation and any other compensation for the Company's CEO and review and approve the CEO's recommendations for the compensation of all other officers of the Company;

- Administer the Company's incentive and stock-based compensation plans, and discharge the duties imposed on the Compensation Committee by the terms of those plans;

- Review and approve any severance or termination payments proposed to be made to any current or former officer of the Company;

- Prepare and issue the report of the Compensation Committee required by the rules of the Securities and Exchange Commission; and

- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Compensation Committee's processes and procedures for consideration of executive compensation are addressed below under the Heading "Compensation Discussion and Analysis." The report of the Compensation Committee is set forth on page 41 of this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

Ronald J. Mittelstaedt, Smita Conjeevaram, Meredith S. Madden and Keith E. Smith served as members of the Compensation Committee during the year ended December 31, 2024. None of the individuals who served on the Compensation Committee during the year ended December 31, 2024 was an officer or employee of the Company in 2024 or any time prior thereto. None of the members of the Compensation Committee during the year ended December 31, 2024, had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K promulgated under the Exchange Act. None of the executive officers of the Company served as a member of the Compensation Committee or of any similar committee of any other company whose executive officer(s) served as a director of the Company.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee met five times during the year ended December 31, 2024. The Nominating and Corporate Governance Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- Develop qualifications and criteria for selecting and evaluating directors and nominees;

- Consider and propose director nominees;

- Make recommendations to the Board regarding Board compensation;

- Make recommendations to the Board regarding Board committee memberships;

- Develop and recommend to the Board corporate governance guidelines;

- Facilitate an annual assessment of the performance of the Board and each of its standing committees;

- Consider the independence of each director and nominee for director; and

- Perform other functions or duties deemed appropriate by the Board.

Nomination Process

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted shareholder recommendations for candidates to serve as directors of the Company on the same basis as recommendations received from any other source. In evaluating those recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria described below. Any shareholder wishing to recommend a candidate for consideration by the Nominating and Corporate Governance Committee should submit a recommendation in writing indicating the candidate's qualifications and other relevant biographical information and provide confirmation of the candidate's consent to serve as a director. This information should be addressed to the Board Chair, 444 South River Road, St. George, Utah 84790.

As contemplated by the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board at least annually. There is currently no set of specific minimum qualifications that must be met by a nominee recommended by the Nominating and Corporate Governance Committee, as different factors may assume greater or lesser significance at particular times and the needs of the Board may vary in light of its composition and the Nominating and Corporate Governance Committee's perceptions about future issues and needs. Among the factors the Nominating and Corporate Governance Committee considers, which are outlined in the Corporate Governance Guidelines, are independence, background, age, skills, integrity and moral responsibility, policy-making experience, ability to work constructively with the Company's management and directors, capacity to evaluate strategy and reach sound conclusions, availability of time and awareness of the social, political and economic environment.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating director nominees. The Nominating and Corporate Governance Committee assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers various

potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through various means, including current directors, professional search firms, shareholder recommendations or other referrals. Candidates are evaluated at meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year. All director nominee recommendations which are properly submitted to the Nominating and Corporate Governance Committee are aggregated and considered by the Nominating and Corporate Governance Committee at a meeting prior to the issuance of the proxy statement for the next annual meeting of shareholders. Any materials provided by a shareholder in connection with the recommendation of a director candidate are forwarded to the Nominating and Corporate Governance Committee, which considers the recommended candidate in light of the director qualifications discussed above. The Nominating and Corporate Governance Committee also reviews materials provided by professional search firms, if applicable, or other parties in connection with a candidate who is not proposed by a shareholder. In evaluating such recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board. The Nominating and Corporate Governance Committee has, on occasion, engaged professional search firms to assist in identifying qualified candidates for Board service. When such firms have been engaged, the Nominating and Corporate Governance Committee has utilized their services principally for the purpose of identifying and screening potential candidates and conducting background research; however, the members of the Nominating and Corporate Governance Committee, as well as other directors of the Company, have conducted interviews with prospective candidates and have performed other functions in completing the nomination process.

Safety and Compliance Committee

The Safety and Compliance Committee met twice during the year ended December 31, 2024. The responsibilities of the Safety and Compliance Committee, which are discussed in detail in its charter, include the responsibility to:

- Review and make recommendations to the Board addressing airline flight operations, safety and compliance with safety regulations;

- Periodically review with the Company's management, and such advisors as the Safety and Compliance Committee deems appropriate, aspects of flight operations, safety and compliance with safety regulations; and

- Monitor and provide input with respect to management's efforts to create and maintain a safety culture within the Company's operations.

COMPENSATION DISCUSSION AND ANALYSIS

The following compensation discussion and analysis provides information regarding the Company's executive compensation objectives, principles, practices and decisions as they relate to the following named executive officers of the Company (the "Named Executives") for 2024:

- Russell A. Childs, CEO and President of the Company and its operating subsidiary, SkyWest Airlines (the "Chief Executive");

- Robert J. Simmons, Chief Financial Officer of the Company and its operating subsidiary, SkyWest Airlines;

- Wade J. Steel, Chief Commercial Officer of the Company and its operating subsidiary, SkyWest Airlines;

- Greg S. Wooley, Executive Vice President Operations of SkyWest Airlines; and

- Eric J. Woodward, Chief Accounting Officer of the Company and its operating subsidiary, SkyWest Airlines.

This compensation discussion and analysis provides narrative perspective to the tables and disclosure in the tables following this section.

Current Year Performance

During 2024, the Company strategically deployed its capital and other resources through several initiatives to improve stakeholder value and position the Company for long-term profitability and cash generation, including the following:

- Reduced the Company's total debt by $337.7 million, or 11.1%, from $3.0 billion at December 31, 2023 to $2.7 billion as of December 31, 2024. The Company's outstanding debt, net of cash and marketable securities, was $1.9 billion as of December 31, 2024, which is lower than the December 31, 2023 amount of $2.2 billion and the December 31, 2019 pre-COVID amount of $2.5 billion.

- Used $43.3 million to repurchase 0.6 million shares of the Company's common stock at an average price of $74.94 per share. The Company's combined 2023 and 2024 share repurchase activity resulted in the repurchase of 22.1% of the Company's December 31, 2022 outstanding shares of common stock.

- Secured an agreement with United Airlines to place 40 used CRJ550 aircraft under contract, with in service dates scheduled starting in the fourth quarter of 2024 through 2026. The Company also reached a multi-year contract extension with American Airlines that allows for a total of 74 CRJ700s under agreement.

- Took delivery of 20 partner-financed and five SkyWest-financed E175 aircraft under long-term capacity purchase agreements with the Company's major airline partners during 2024.

- Significantly improved the Company's captain staffing, resulting in higher utilization of the Company's fleet and a 13.3% increase in block hours compared to 2023.

- Generated $692.5 million of cash flow from operations during the 2024 year and ended 2024 with $801.6 million in cash and marketable securities, notwithstanding using $452.9 million towards principal debt payments, $43.3 million for stock repurchases and $194.6 million in capital expenditures, net of proceeds from the issuance of long-term debt.

- Improved value for shareholders by increasing stock price by 92% from a closing price of $52.20 on December 29, 2023 to a closing price of $100.13 on December 31, 2024. The Company's 2024 performance followed a stock price increase during 2023 of 146% from a closing price of $16.51 on December 30, 2022 to a closing price of $52.20 on December 29, 2023.

These accomplishments not only improved the Company's performance in 2024, but the Board believes the Company's accomplishments in 2024 and continued efforts in 2025 will position the Company for improved financial performance in 2025 and future years.

Compensation Objectives and Principles

The overall objective of the Company's executive compensation programs is to create long-term value for the Company's shareholders by attracting and retaining talented executives that effectively manage the Company in a manner that is consistent with the long-term interest of shareholders.

Accordingly, the executive compensation program incorporates the following principles:

- The overall compensation package should encourage long-term focus and shareholder value creation;

- A significant amount of total compensation should be incentive-based, and should correlate rewards with the Company's financial performance, as well as the achievement of operational objectives;

- Compensation should be competitive with other airlines and similar types of transportation or logistics businesses in order to attract and retain talented executives;

- Compensation should be based upon individual responsibility, leadership ability and experience; and

- Compensation should not encourage the taking of undue risk that could cause material harm to the Company.

CARES Act Limitations on Compensation

During 2020 and 2021, the Company entered into Payroll Support Program ("PSP") Agreements with the U.S. Treasury that provided SkyWest certain payroll support relief payments during the COVID pandemic. Under the terms of the PSP Agreements, SkyWest became subject to various restrictions and obligations, including certain limitations on executive compensation ("CARES Act Limitations"). On April 2, 2023, SkyWest was no longer subject to executive compensation limitations under the PSP Agreements.

Accordingly, in May 2023, SkyWest provided all employees whose compensation was previously limited by the CARES Act, including the Named Executive Officers, with new opportunities to earn compensation that approximated the amount of compensation that was capped by the PSP Agreements. This opportunity to earn a make-whole for previously capped compensation is described further in the section below titled 2023 Performance Awards and the amounts earned by Named Executive Officers in 2023 and 2024 are included in the Summary Compensation Table.

The Compensation Setting Process

Role of the Compensation Committee. The Compensation Committee has responsibility for establishing and monitoring the executive compensation programs and for making decisions regarding executive compensation. The Chief Executive regularly attends the Compensation Committee meetings, and the Compensation Committee also meets regularly in executive sessions. The Chief Executive is not present for deliberations by the Compensation Committee regarding his compensation. The Compensation Committee recommends the Chief Executive's compensation to the Board, which then reviews and approves the Compensation Committee's recommendation, unless the Compensation Committee is required to approve such compensation under applicable law. The Compensation Committee also considers the recommendations of the Chief Executive with respect to compensation of the other Named Executives, and after reviewing such recommendations, determines their compensation. The Compensation Committee also monitors, administers and approves awards under the various incentive compensation plans for all levels within the Company, including awards under the Company's annual cash incentive plan and Amended and Restated 2019 Long-Term Incentive Plan (the "2019 Plan").

Role of Consultants. During 2024, the Company and the Compensation Committee received advice from Frederic W. Cook & Co., Inc. ("F.W. Cook") with respect to executive compensation. The Company and the Compensation Committee retained F.W. Cook and after conducting an evaluation using the factors established by the Securities and Exchange Commission and The Nasdaq Global Select Market, the Compensation Committee determined that F.W. Cook is independent and that there is no conflict of interest resulting from the engagement of F.W. Cook during 2024. The Compensation Committee has sole authority to retain and dismiss external compensation consultants.

Industry Compensation Data. The Compensation Committee evaluates data regarding the executive compensation programs of other air carriers, as well as other transportation and logistics companies, in order to determine the competitiveness of the Company's executive compensation programs. The Compensation Committee performs such a review in the third quarter of each year, which includes a review of the executive compensation levels and practices at peer companies where SkyWest was above the median in enterprise value. The August 2023 review was used to set 2024 compensation levels, which are generally set in the first quarter of each year based on the prior year's analysis. The August 2024 review was used to guide the Compensation Committee in setting 2025 executive compensation decisions.

The peer group companies used in the August 2023 review included Air Transport Services Group, Inc., Alaska Air Group, Inc., Allegiant Travel Company, ArcBest Corporation, Atlas Air Worldwide Holdings, Inc., Daseke, Inc., Forward Air Corporation, Frontier Group Holdings, Inc., Hawaiian Holdings, Inc., Hub Group, Inc., JetBlue Airways Corporation, Kirby Corporation, Knight-Swift Transportation Holdings, Inc., Landstar System, Inc., Matson, Inc., Saia, Inc., Schneider National, Inc., Spirit Airlines, Inc., Werner Enterprises, Inc. and Yellow Corporation. In August 2024, for setting 2025 executive compensation, Atlas Air Worldwide Holdings, Inc. and Yellow Corporation were removed from the peer group companies used in the review.

Compensation Determination. The Compensation Committee relies on its judgment in making compensation decisions in addition to reviewing relevant information and results. When setting total compensation for each of the Named Executives, the Compensation Committee reviews information showing the Named Executive's current compensation, including base pay, annual cash incentive objectives, long-term, equity-based compensation objectives, and deferred compensation retirement funding. The executive compensation procedures and the Compensation Committee assessment process takes into account this individual information, as well as the industry compensation data described above, company performance, the results of the most recent say-on-pay vote, performance expected in the current and upcoming years, as well as such other factors as the Compensation Committee determines are appropriate. The Compensation Committee has the sole discretion to award compensation and make adjustments to awards based on its review of relevant information and other unusual or non-recurring items.

The Company does not target specific pay levels and uses the peer company market data for context. The Company's directors rely upon their judgment in making compensation decisions, after reviewing the factors described above. Competitive compensation paid by other companies is one of the many factors that the Company considers in assessing the reasonableness of compensation and the Company does not attempt to maintain a certain target percentile within a peer group. In 2024 the salary levels of Named Executive Officers were below the median of the peer group. The Committee generally strives to maintain annual total direct compensation opportunities below the median of similar positions in the peer group. However, the compensation program included one-time supplemental short-term and long-term performance cash opportunities granted in May 2023 (the "2023 Cash Performance Awards") that were intended to allow our Named Executives to earn a portion of the compensation that had been capped while the Company was subject to the CARES Act Limitations between 2020 and 2023. This additional compensation is viewed as being for a period prior to 2024 but is reported in the 2024 Summary Compensation Table. The Named Executives' compensation for 2024 returned to prior practice without regard to these 2023 Cash Performance Awards and remained below the median of the peer group as validated by the F.W. Cook compensation study in August 2024, except that Mr. Steel was slightly above the median to ensure internal equity and compensation parity. Target total direct compensation in 2025 has also been set according to the philosophy historically maintained by the Company as disclosed in accordance with the methodology set forth in the Summary Compensation Table.

The Company strives to achieve the optimal mix of long-term equity incentive awards and cash payments to achieve its objectives. The Company's mix of compensation elements is designed to reward recent results, align compensation with shareholder interests and fairly compensate executives through a combination of cash and equity incentive awards.

Compensation Committee Consideration of Shareholder Advisory Vote. At the Company's Annual Meeting of Shareholders held in May 2024, the Company submitted the compensation of its named executive officers to the Company's shareholders in a non-binding vote. The Company's executive compensation program received the support of more than 98% of votes cast. The Compensation Committee considered the results of the 2024 vote and views the outcome as evidence of positive shareholder support of its executive compensation decisions and policies.

The Compensation Committee continued to review and refine the Company's executive compensation program during 2024 in an effort to align the compensation of the Named Executives with financial and stock price performance. The Compensation Committee will continue to review comparable company information and future shareholder voting results, including the voting results with respect to "Proposal 2—Advisory Vote on Named Executive Compensation" described in this Proxy Statement, and determine whether to make any changes to the Company's executive compensation program in light of such data and voting results.

Elements of Compensation

The Company's executive compensation objectives and principles are implemented through the use of the following principal elements of compensation, each discussed more fully below:

- Salary

- Annual Cash Incentive

- Long-Term Incentive Awards

- 2023 Cash Performance Awards (as described below)

- Retirement and Other Benefits

The compensation components for each Named Executive for 2024 are more fully described in the following paragraphs.

Salary. Salary is provided with the objective of paying for the underlying role and responsibility associated with the Named Executive's position, which the Compensation Committee believes allows the Company to attract and retain qualified executives. The Named Executives' salaries are set at levels that the Compensation Committee believes are generally competitive with the compensation paid to officers in similar positions at other airlines. Salary adjustments are considered annually and influenced by growth of the Company's operations, individual performance, changes in responsibility, changes in cost of living, the philosophy about fixed versus performance-based compensation, and other factors. For year-over-year comparability purposes, a portion of the Named Executives 2023 base salaries were subject to the CARES Act Limitations and received the following increases to their base salary for 2024 over the respective 2023 base salary: Mr. Childs was provided a $48,125 increase, or 9%. Mr. Simmons was provided a $45,625 increase, or 12%. Mr. Steel was provided a $49,375 increase, or 13%. Mr. Wooley was provided a $28,000 increase, or 12%. Mr. Woodward was provided a $27,625 increase, or 12%. The salaries of the Named Executives actually earned for the applicable year are set forth in the Summary Compensation Table immediately following this section. The salaries of all Named Executives in 2024 remained below a median salary level for similar positions in our peer group, with the CEO's salary below the 25th percentile.

Annual Cash Incentive. In an effort to encourage achievement of the Company's objectives, an annual performance-based cash incentive plan is maintained for the Named Executives. The combination of salary and annual cash incentives is intended to result in a cash compensation package for each Named Executive that, when performance objectives are met, falls within market standards as determined by the Compensation Committee. Our Named Executives' target annual cash opportunities from salary and the annual cash bonus program remain below the median of the peers and the other regional and major air carriers in the Company's peer group, and there was no increase to the target annual cash incentive opportunity for any of our Named Executives for 2024.

The purpose of the annual cash incentive program is to reward the Named Executives with an annual cash incentive in an amount that correlates (i) in part, to one or more financial objectives achieved for the year; and (ii) in part, to the achievement of one or more specific operational objectives during the year. The 2024 target annual cash incentive opportunity was 110% of salary for Mr. Childs, 80% of salary for Messrs. Simmons, Steel, and Wooley, and 60% of salary for Mr. Woodward, and their potential annual cash incentive opportunity was allocated by the Compensation Committee for the Named Executives between the applicable financial and operational objectives. The differing percentages for the Named Executives are due to differing entity level responsibilities.

2024 Corporate Performance Objectives. For 2024 annual incentive purposes, the Compensation Committee determined that adjusted pre-tax earnings would be the financial objective, that controllable completion and controllable on-time departures would be the operational objectives, and that ESG initiatives completed during the 2024 year would be a third objective. These are viewed as value drivers for shareholders that are also in the control of the executive team through their financial and operating decisions and leadership. In the case of Messrs. Childs, Simmons, Steel, Wooley and Woodward, the applicable pre-tax earnings objective, controllable completion objective and controllable on-time departure objective were based on the pre-tax earnings and controllable completion of the entire Company and the Company's performance for ESG initiatives were based on a qualitative assessment by the Compensation Committee.

- *2024 Financial Objective.* In setting the 2024 adjusted pre-tax earnings objective, the Compensation Committee considered both the planned 2024 budget, as well as the level of adjusted pre-tax earnings that would reflect strong performance and generate shareholder value.

- *2024 Operational Objectives.* A portion of the Named Executives' annual cash incentives is based on achievement of operating objectives established at the start of the year. The Compensation Committee

believes the use of operating objectives allows for consideration of operating execution and achievements that may not be reflected by corporate financial performance. For 2024, the Compensation Committee determined that the operational objectives would be tied to both controllable completion and controllable on-time departures. Controllable completion is the percentage of completed scheduled flights over which SkyWest Airlines had control, excluding cancelled flights due to uncontrollable factors such as weather. Controllable on-time departures is the percentage of flights departing the gate at or before scheduled departure time over which SkyWest Airlines had control, excluding delayed flights due to uncontrollable factors such as weather.

- *2024 ESG Objective.* A portion of the Named Executives' annual cash incentives is based on achievement of ESG initiatives completed during the 2024 year. The Compensation Committee believes the use of an ESG objective allows for consideration of environmental and social achievements reasonably under the control of the Company given its contractual agreements with its major airline partners that may not be reflected by corporate financial performance. The performance was assessed on the Company's successful expansion of electric ground service equipment at airports where the Company provides ramp services and additional disclosures under the TCFD and SASB frameworks, which reflects meaningful ESG initiatives the Company can perform when considering the Company's capacity purchase agreements with its major airline partners.

The Compensation Committee established threshold, target and maximum objectives for each of the financial and operational objectives. At threshold performance achievement, the Named Executives were able to earn 50% of their target annual incentive, while the maximum performance allowed by the Named Executives to earn 200% of their target annual incentive.

At year-end, the Compensation Committee reviewed the adjusted pre-tax earnings, operating performance for the year and ESG initiatives completed during the year and determined the extent to which the applicable objectives were met. The actual amount of the cash incentive payment for each Named Executive is determined by the Compensation Committee based on the Company's achievement of the foregoing objectives and the actual cash incentives paid for 2024 were based on the pre-established 2024 cash incentive formula.

The table below includes the "threshold," "target" and "maximum" objectives assigned by the Compensation Committee for the corporate performance measures for 2024 and the 2024 performance relative to those objectives for the Named Executives (dollars in millions).

| | 2024 Annual Cash Incentive Objectives | | | | | | Weighted |
	Threshold	Target	Maximum	Achieved	Payout	Weight	Payout
SkyWest, Inc.							
Adjusted Pre-Tax Earnings ($ millions) (1)	$ 245.0	$ 305.0	$ 345.0	$ 387.2	200.0 %	65.0 %	130.0 %
Operating Objective – Controllable Completion (2)	99.5 %	99.7 %	99.8 %	99.9 %	200.0 %	20.0 %	40.0 %
Operating Objective – Controllable On-time Departures (3). . .	82.0 %	85.0 %	88.0 %	88.8 %	200.0 %	5.0 %	10.0 %
ESG Initiatives (4)	Qualitative Assessment by the Board			170.0 %	170.0 %	10.0 %	17.0 %
Total Annual Cash Incentive Results (% of Target)							197.0 %

(1) The Company achieved GAAP pre-tax earnings of $432.1 million in 2024. For purposes of the 2024 annual incentive plan payouts, the Company's GAAP pre-tax earnings for 2024 were adjusted for deferred revenue recognized during 2024 and an increase in unbilled revenue during 2024. See Appendix A to this proxy statement on page 72 for a reconciliation of the Company's adjusted pre-tax earnings to the most directly comparable financial measure prepared in accordance with GAAP.

(2) Controllable completion is the percentage of completed scheduled flights over which SkyWest Airlines had control, excluding cancelled flights due to uncontrollable factors such as weather.

(3) Controllable on-time departures is the percentage of flights departing the gate at or before scheduled departure time over which SkyWest Airlines had control, excluding delayed flights due to uncontrollable factors such as weather.

(4) The ESG incentive metric is intended to measure the Company's progress in meeting its objectives related to its environmental, social, and governance initiatives for 2024, with potential achievement up to 200% at the maximum achievement level. The Board determined the Company achieved above target and below maximum based on the Company's progress in 2024 towards increasing its electric ground equipment deployed at airports SkyWest provides ramp services, and additional climate risk assessment and disclosures recommended under the TCFD and SASB frameworks.

If the achieved results relative to a performance objective were between two achievement levels, "threshold," "target" and "maximum", the earned achievement was determined by linear interpolation between the applicable achievement levels.

The corresponding annual cash incentive payments earned for each Named Executive based on performance during the year ended December 31, 2024, are set forth below, and were based on the Named Executive's salary as of December 31, 2024.

	Target Annual Cash Incentive (% of Salary)	Target Annual Cash Incentive ($)		Total Annual Cash Incentive Results (% of Target)	Total Annual Cash Incentive (Based on Results) ($)	
Russell A. Childs	110.0 %	$	654,500	197.0 %	$	1,289,365
Robert J. Simmons	80.0 %	$	340,000	197.0 %	$	669,800
Wade J. Steel	80.0 %	$	340,000	197.0 %	$	669,800
Greg S. Wooley	80.0 %	$	210,400	197.0 %	$	414,488
Eric J. Woodward.	60.0 %	$	157,800	197.0 %	$	310,866

Amount of 2024 Performance-Based Annual Cash Incentives. The total annual performance-based cash incentive amounts earned by the Named Executives for 2024 are included in the amounts shown in the Summary Compensation Table below under the caption heading "Non-Equity Incentive Plan Compensation."

Long-Term Incentive Awards. The Company generally grants long-term incentive awards, in the form of restricted stock units and/or performance shares, to the Named Executives annually. Long-term incentive awards are made to encourage the Named Executives to continue their engagement with the Company throughout the vesting periods of the awards and to align management and shareholder interests. In making awards to the Named Executives, the grant size and the appropriate mix of equity-based awards are considered. The Compensation Committee generally grants long-term incentive awards at its first meeting of each year. Long-term incentive awards generally vest only if the Named Executive remains employed by the Company for three years from the date of grant. The three-year cliff-vesting schedule is to assist with retaining Named Executives and to encourage the Named Executives to focus on the Company's long-term performance. Equity incentive awards granted during 2024 accelerate vesting under certain circumstances, as described in the section Potential Payments upon Termination or Change in Control.

2024 Long-term Incentive Awards. Each Named Executive's 2024 long-term incentive award was allocated between performance shares (70%) and time-based restricted stock units (30%). The Compensation Committee established the annual targeted long-term incentive award amounts to provide our Named Executives with competitive target total compensation when combined with the salary and target bonus that was at or below the median (Mr. Childs' award was at a level that was below the 25th percentile).

For 2024, the total annual targeted long-term incentive grant value was $3,167,000 for Mr. Childs, $1,112,000 for Mr. Simmons, $1,112,000 for Mr. Steel, $673,000 for Mr. Wooley and $390,000 for Mr. Woodward.

The 2024 long-term incentive awards were made pursuant to the Company's 2019 Plan, as shown in greater detail below and in the table labeled "Grants of Plan Based Awards."

The following table summarizes the 2024 performance share awards granted to the Named Executives.

	Time Vesting Awards	Performance Share Awards
	Number of Restricted Stock Units	"Target" Performance Shares (1)(2)
Russell A. Childs.	15,953	37,224
Robert J. Simmons	5,599	13,065
Wade J. Steel	5,599	13,065
Greg S. Wooley.	3,388	7,906
Eric J. Woodward	1,964	4,583

(1) Number of performance shares if 100% of target is achieved, although the threshold earnout is 50% of target and the maximum earnout is 200% of target.

(2) The "target" value at grant was converted into a "target" number of performance shares based on the share price on the grant date of $59.57. Please see the Summary Compensation Table below for the aggregate grant-date fair value of these awards, computed in accordance with ASC Topic 718.

2024 Restricted Stock Units. Restricted stock units were 30% of each Named Executive's 2024 long-term incentive compensation. The restricted stock units awarded to a Named Executive entitle the Named Executive to receive a designated number of shares of Common Stock upon completion of a three-year vesting period, measured from the date of grant. Until the vesting date, none of the shares underlying the restricted stock units are issued and outstanding. Accordingly, the Named Executive is not entitled to vote or receive dividends on the shares underlying his restricted stock units unless and until those restricted stock units vest. The purpose of the restricted stock unit component is to support continued employment through volatile economic and stock market conditions, to manage dilution overhang, and to align officers' interests with maintaining shareholder value already created as well as future value creation. The Compensation Committee believes this approach mitigates the incentive for Named Executives to take unnecessary risks and helps retain the Named Executives' expertise through continued employment.

2024 Performance Share Awards. Performance shares were 70% of each Named Executives' 2024 long-term incentive compensation. The corporate objectives for the 2024 performance share awards for each Named Executive were based on Company-wide performance, with no subsidiary-level objectives, in order to encourage a collective focus on the creation of long-term value for the Company's shareholders. Under the 2024 performance share awards, the Company's performance against established performance metrics will be measured against objectives established for each of 2024, 2025 and 2026, with the resulting number of "earned" shares eligible to vest on December 31, 2026, subject to continued employment through that date. The 2024 performance share award performance metrics are based on free cash flow, adjusted operating income before depreciation and amortization ("adjusted EBITDA"), controllable completion, and controllable on-time departures for each of the performance years. For purposes of the 2024 performance share awards, free cash flow was defined as the Company's adjusted EBITDA less non-aircraft capital expenditures. Until the vesting date, the shares underlying the 2024 performance share awards are not issued and outstanding. Accordingly, the Named Executive is not entitled to vote or receive dividends on the shares underlying his performance shares unless and until those performance shares vest. (Adjusted EBITDA and free cash flow are non-GAAP measures. See Appendix A to this proxy statement on page 72 for a reconciliation of adjusted EBITDA and free cash flow to the most directly comparable financial measure prepared in accordance with GAAP.)

The Compensation Committee's philosophy for setting performance share targets is to set target awards that reflect reasonable operating and financial performance considering industry conditions and internal expectations, with maximum earnout targets that should be difficult for the Named Executives to achieve without performance that is

considered outstanding. For the 2024 performance share awards, the Compensation Committee established threshold, target and maximum performance levels for each of the four corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the combined actual results varied from the target levels of performance. The performance shares are allocated 33% to pre-established goals set for each year, and then for each years' performance, 40% to the free cash flow objective, 30% to the adjusted EBITDA objective, 20% to the controllable completion objective and 10% to the controllable on-time departures objective in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 200% (for maximum performance), with performance in between such levels determined by interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s). The maximum earnout of 200% target was set lower than the 250% maximum allowed by the 2022 and 2023 performance shares to recognize that the limits on compensation imposed by the CARES program were no longer relevant and it was beneficial to revert back to a market maximum earnout. The Compensation Committee will evaluate and certify the final performance results for purposes of the 2024 performance share awards. In determining the degree to which the corporate objectives have been attained, the Company's performance will be adjusted for unusual or non-recurring items.

As a result of 2024 performance relative to the objectives, in February 2025, the Compensation Committee determined that the overall achievement percentage for the 2024 performance period of the 2024 performance share awards was 200% of target based on formulaic results compared to the goals set at grant, which percentage achievement will be included in the final determination of the vesting of these performance share awards following the end of the three-year performance period (see Appendix A to this proxy statement on page 72 for a reconciliation of certain 2024 non-GAAP financial measures used to calculate the achievement levels described below for the most directly comparable financial measures prepared in accordance with GAAP, including adjusted EBITDA and free cash flow):

2024 Performance Period for Award granted in 2024	Threshold	Target	Maximum	Achieved Performance
Free Cash Flow (1)	$ 534	$ 574	$ 594	$ 637
Adjusted EBITDA (2)	$ 734	$ 774	$ 794	$ 820 (5)
Controllable Completion (3)	99.6 %	99.7 %	99.8 %	99.9 %
Controllable On-Time Departures (4)	82.0 %	85.0 %	88.0 %	88.8 %

(1) Free cash flow means the Company's adjusted EBITDA less non-aircraft capital expenditures. The free cash flow metric had a 40% weight for 2024. See Appendix A to this proxy statement on page 72 for a reconciliation of the Company's free cash flow to the most directly comparable financial measure prepared in accordance with GAAP.

(2) EBITDA was adjusted in 2024 for the deferred revenue on fixed cash payments received under capacity purchase agreements that was excluded from the goal targets. The adjusted EBITDA metric had a 30% weight for 2024. In addition, adjusted EBITDA achievement levels for 2024 are subject to adjustment by a captain attrition modifier; specifically, the adjusted EBITDA achievement level for 2024 will be increased or decreased by a number equal to (i) $500,000, multiplied by (ii) the difference between (A) 45, and (B) (I) the total number of airline captains that terminate employment with the Company for any reason in 2024, divided by (II) 12. See Appendix A to this proxy statement on page 72 for a reconciliation of the Company's adjusted EBITDA to the most directly comparable financial measure prepared in accordance with GAAP.

(3) Controllable completion is the percentage of completed scheduled flights over which SkyWest Airlines had control, excluding cancelled flights due to uncontrollable factors such as weather. The controllable completion metric had a 20% weight for 2024.

(4) Controllable on-time departures is the percentage of flights departing the gate at or before scheduled departure time over which SkyWest Airlines had control, excluding delayed flights due to uncontrollable factors such as weather. The controllable on-time departures metric had a 10% weight for 2024.

(5) For 2024, the final adjusted EBITDA achievement level was decreased by $14.0 million as a result of the captain attrition modifier.

Performance Outcome of Performance Share Awards Granted in 2023. For purposes of the performance share awards granted in 2023, which are eligible to vest based on corporate performance during 2023, 2024 and 2025 and continued employment through December 31, 2025, the Compensation Committee set performance share objectives based on free cash flow, adjusted EBITDA, controllable completion, and controllable on-time departures for each of the performance years.

For the 2023 performance share awards, the Compensation Committee established threshold, target and maximum performance levels for each of the four corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the combined actual results varied from the target levels of performance. The performance shares are allocated 33.3% to each year, and then for each years' performance, 40% to the free cash flow objective, 30% to the adjusted EBITDA objective, 20% to the controllable completion objective and 10% to the controllable on-time departures objective in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by a weighted interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s). The Compensation Committee will evaluate and certify the final performance results for purposes of the 2023 performance share awards following the end of the three-year period. In determining the degree to which the corporate objectives have been attained, the Company's performance will be adjusted for unusual or non-recurring items.

As a result of 2024 performance relative to the objectives, in February 2025, the Compensation Committee determined that the overall achievement percentage for the 2024 performance period of the 2023 performance share awards was 250%, which percentage achievement will be included in the final determination of the vesting of these performance share awards following the end of the three-year performance period (see Appendix A to this proxy statement on page 72 for a reconciliation of certain 2024 non-GAAP financial measures used to calculate the achievement levels described below for the most directly comparable financial measures prepared in accordance with GAAP, including adjusted EBITDA and free cash flow):

2024 Performance Period for Award granted in 2023	Threshold	Target	Maximum	Achieved Performance
Free Cash Flow (1)	$ 304	$ 354	$ 404	$ 651
Adjusted EBITDA (2)	$ 529	$ 579	$ 629	$ 834
Controllable Completion (3)	99.6 %	99.7 %	99.8 %	99.9 %
Controllable On-Time Departures (4)	82.0 %	85.0 %	88.0 %	88.8 %

(1) Free cash flow means the Company's adjusted EBITDA less non-aircraft capital expenditures. The free cash flow metric had a 40% weight for 2024. See Appendix A to this proxy statement on page 72 for a reconciliation of the Company's free cash flow to the most directly comparable financial measure prepared in accordance with GAAP.

(2) EBITDA was adjusted in 2024 for the deferred revenue on fixed cash payments received under capacity purchase agreements that was excluded from the goal targets. The adjusted EBITDA metric had a 30% weight for 2024. See

Appendix A to this proxy statement on page 72 for a reconciliation of the Company's adjusted EBITDA to the most directly comparable financial measure prepared in accordance with GAAP.

(3) Controllable completion is the percentage of completed scheduled flights over which SkyWest Airlines had control, excluding cancelled flights due to uncontrollable factors such as weather. The controllable completion metric had a 20% weight for 2024.

(4) Controllable on-time departures is the percentage of flights departing the gate at or before scheduled departure time over which SkyWest Airlines had control, excluding delayed flights due to uncontrollable factors such as weather. The controllable on-time departures metric had a 10% weight for 2024.

Performance Outcome of Performance Share Awards Granted in 2022. For purposes of the performance share awards granted in 2022, which were eligible to vest based on corporate performance during 2022, 2023 and 2024 and continued employment through December 31, 2024, the Compensation Committee set performance share objectives based on adjusted EBITDA, controllable completion, and controllable on-time departures for each of the performance years.

For the 2022 performance share awards, the Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, with the actual number of vested performance shares adjusted in proportion to the extent to which the combined actual results varied from the target levels of performance. The performance shares are allocated 33.3% to each year, and then for each years' performance, 34% to the adjusted EBITDA objective, 33% to the controllable completion objective and 33% to the controllable on-time departures objective in determining the actual awarded performance shares payable in common stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by a weighted interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s).

The 2022 performance share awards were earned at 250% of target at the end of 2024 based on the original formula and goals. The Compensation Committee certified the results of the 2022 and 2023 performance periods in the February 2024 compensation committee as reported in the Proxy Statement filed March 26, 2024. In February 2025, the Compensation Committee determined the Company's achievement for the 2024 performance period relative to the objectives previously established for the 2022 performance share awards as follows (see Appendix A to this proxy statement on page 72 for a reconciliation of certain 2024 non-GAAP financial measures used to calculate the achievement levels described below for the most directly comparable financial measures prepared in accordance with GAAP):

2024 Performance Period for Award granted in 2022	Threshold	Target	Maximum	Achieved Performance
Adjusted EBITDA (1)	$ 555	$ 585	$ 615	$ 834
Controllable Completion (2)	99.6 %	99.7 %	99.8 %	99.9 %
Controllable On-Time Departures (3)	82.0 %	85.0 %	88.0 %	88.8 %

(1) EBITDA was adjusted in 2024 for the deferred revenue on fixed cash payments received under capacity purchase agreements that was excluded from the goal targets. The adjusted EBITDA metric had a 34% weight for 2024. See Appendix A to this proxy statement on page 72 for a reconciliation of the Company's adjusted EBITDA to the most directly comparable financial measure prepared in accordance with GAAP.

(2) Controllable completion is the percentage of completed scheduled flights over which SkyWest Airlines had control, excluding cancelled flights due to uncontrollable factors such as weather. The controllable completion metric had a 33% weight for 2024.

(3) Controllable on-time departures is the percentage of flights departing the gate at or before scheduled departure time over which SkyWest Airlines had control, excluding delayed flights due to uncontrollable factors such as weather. The controllable on-time departures metric had a 33% weight for 2024.

As a result of the foregoing, in February 2025, the Named Executives vested in 250% of the target number of performance shares relative to the 2022 performance share awards as follows: Mr. Childs, 175,521 shares; Mr. Simmons, 61,050 shares; Mr. Steel, 61,050 shares; Mr. Wooley, 36,096 shares; and Mr. Woodward, 20,985 shares.

Long-Term Incentive Awards for 2025. For 2025, the Compensation Committee determined to allocate the grant of the long-term incentive awards to the Named Executives in the form of restricted stock units and performance shares. The long-term incentive performance metrics applicable to the performance shares granted in 2025 will be based on a free cash flow metric, an adjusted EBITDA metric, controllable completion rate and a controllable on-time departure rate. Goals were set at grant and based on three one-year measurement periods. Under the 2025 awards, the Company's performance against these performance metrics will be measured against objectives established for each 2025, 2026 and 2027, with the resulting number of "earned" shares eligible to vest on December 31, 2027, subject to continued employment through that date. The 2025 long-term incentive awards will be eligible for accelerated vesting on terms substantially similar to the 2024 performance share awards, as described above. No one-time supplemental awards of performance cash or equity awards have been granted to the Named Executives in 2025.

2023 One-Time Supplemental Cash Performance Awards. Following the lapse of the CARES Act Limitations on April 1, 2023, the Board granted one-time supplemental performance-based cash awards to the Named Executives to provide additional operational improvement incentives focused on the execution of a short-term and long-term plan based on a recovery in block hours flown (the "2023 Cash Performance Awards") intended to allow our Named Executives to earn a portion of the compensation that had been capped while the Company was subject to the CARES Act Limitations between 2020 and 2023. SkyWest and the airline industry generally experienced pilot attrition in 2022 and 2023, with limited pilot availability constraining SkyWest's ability to return to pre-COVID scheduled flight levels. The 2023 Cash Performance Awards underscore the Board's objective for the Named Executives to restore scheduled block hour production in a manner that provides short-term and long-term value for SkyWest shareholders. The 2023 Cash Performance Awards included (i) a short-term performance cash incentive, subject to the completion of certain production recovery metrics and share repurchase objectives, and (ii) a long-term performance cash incentive, subject to achievement of performance goals aligned with the Company's 2023 long-term incentive awards. The 2023 Cash Performance Awards were made pursuant to the Company's 2019 Plan.

Short-Term Cash Performance Incentive. In May 2023, a one-time, supplemental short-term performance cash incentive (the "2023 Short-Term Cash Performance Award") was awarded to the Named Executives, subject to the achievement of three performance goals to be completed during 2023 following the approval date: (i) a net increase in captains for one calendar month (number of captain upgrades less captain attrition), (ii) operation of the first revenue flight for SWC, and (iii) a minimum of $30 million of share repurchases. The 2023 Short-Term Cash Performance Award was generally designed to allow Named Executives the opportunity to earn approximately one-half of the compensation that would otherwise have been paid to them during the period that the CARES Act Limitations were in effect had their compensation not been capped under such limitations. By tying the 2023 Short-Term Cash Performance Award to new performance objectives critical to the Company's 2023 performance, these amounts were subject to the Named Executive's achievement of further operating and stock price performance.

Upon achievement of all three goals, the 2023 Short-Term Cash Performance Award would be paid immediately to each of the Named Executives other than the CEO. For the CEO, in order to encourage additional stock price achievement and to create an additional retention incentive, upon achievement of all three goals, 33% of the 2023 Short-Term Cash Performance Award would be paid out immediately, 33% would be paid out during the fourth quarter of 2023, subject to achievement of a minimum SkyWest closing stock price target of $30.00 per share during the fourth quarter of 2023, and the final 33% would be paid in May 2024, subject to the CEO's continued employment with the Company through the payment date. By December 31, 2023, all three goals, including the minimum stock price goal for the CEO, had been achieved.

The following table summarizes the 2023 Short-Term Cash Performance Award amounts earned by the Named Executives based on 2023 performance and the amounts paid to the Named Executives during 2023 and 2024. The Company paid the CEO the final tranche of his 2023 Short-Term Cash Award of $500,000 in May 2024. The 2023 Short-Term Cash Performance Award program was part of the multi-year and performance-based effort to allow earnout of compensation that had been capped previously during the COVID pandemic as a result of receiving CARES act funds, with the make-whole opportunity awarded in May 2023 after the lapse of restrictions imposed by the CARES act. These amounts set in 2023 were viewed as being for service in 2020, 2021, and 2022 and the opportunities were set in 2023 rather than 2024.

	2023 Short-Term Cash Performance Award Target		2023 Short-Term Cash Performance Award Achieved		2023 Short-Term Cash Performance Award Paid in 2023		2023 Short-Term Cash Performance Award Paid in 2024	
Russell A. Childs. . . .	$	1,500,000	$	1,500,000	$	1,000,000	$	500,000
Robert J. Simmons . .	$	500,000	$	500,000	$	500,000	$	—
Wade J. Steel	$	500,000	$	500,000	$	500,000	$	—
Greg S. Wooley.	$	250,000	$	250,000	$	250,000	$	—
Eric J. Woodward . . .	$	250,000	$	250,000	$	250,000	$	—

Long-Term Cash Performance Incentive. In May 2023, an additional one-time, supplemental long-term performance cash incentive (the "2023 Long-Term Cash Performance Award") was awarded to the Named Executives in order to incentivize the Named Executives to execute the block hour production recovery plan and align the Named Executives with shareholder interests over multiple years. Under the terms of the Long-Term Cash Performance Awards, the Company's performance towards established performance metrics will be measured against the same objectives established for each of 2023, 2024 and 2025 used in the 2023 performance share awards to the Named Executives, as described above under the heading Long-Term Incentive Awards. The Long-Term Cash Performance Awards provide the Named Executives with the opportunity to earn the other one-half of the compensation that would otherwise have been paid to them during the period that the CARES Act Limitations were in effect had their compensation not been capped under such limitations. By tying the 2023 Long-Term Cash Performance Awards to new performance objectives critical to the Company's three-year performance, these amounts are subject to the Named Executive's achievement of further operating and financial performance. A portion of the earnout of the May 2023 Long-Term Cash Performance Award was earned and paid in 2024, so it is disclosed in the Summary Compensation Table to this proxy.

One-third of the Long-Term Cash Performance Award is eligible to be earned based on performance relative to the 2023 goals, one-third of the Long-Term Cash Performance Award target is eligible to be earned based on performance relative to the 2024 goals and one-third of the Long-Term Cash Performance Award target is eligible to be earned based on performance relative to the 2025 goals. The Long-Term Cash Performance Awards vest and become payable as to one-third of the award annually over the three-year period as the performance for each year is determined by the Compensation Committee, subject to continued employment through the anniversary of the grant date following completion of the applicable annual performance period. The annual payment structure of the Long-Term Cash Performance Awards, which differs than the three-year cliff vesting of the 2023 performance share awards, was

determined to be appropriate given the Long-Term Cash Performance Awards are intended to provide the Named Executive Officers with a performance-based opportunity to earn compensation that would otherwise have been paid to them during the period that the CARES Act Limitations were in effect had their compensation not been capped under such limitations. If performance is below the threshold level for one or more of the objectives, no cash amount would have been earned with respect to such objective(s). The following table summarizes the 2023 Long-Term Cash Performance Awards granted to the Named Executives during the year ended December 31, 2023.

	2023 Long-Term Cash Award at Target (1)	
Russell A. Childs	$	1,500,000
Robert J. Simmons	$	500,000
Wade J. Steel	$	500,000
Greg S. Wooley	$	250,000
Eric J. Woodward.	$	250,000

(1) Represents the total target value of the 2023 Long-Term Cash Performance Award if 100% of target is achieved in each of 2023, 2024 and 2025, although the threshold earnout is 50% of target and the maximum earnout is 250% of target. One-third of the award is eligible to be earned for each calendar year.

The portion of the 2023 Long-Term Cash Performance Awards tied to 2023 performance were paid in May 2024 at 250% of target based on actual performance achievement under the original formula and goals applicable to such awards in the following cash amounts: Mr. Childs, $1,250,000; Mr. Simmons, $416,667; Mr. Steel, $416,667; Mr. Wooley, $208,333; and Mr. Woodward, $208,333.

In February 2025, the Compensation Committee determined the Company's achievement relative to the objectives previously established for 2024 for the 2023 Long-Term Cash Performance Awards as described above under Long-Term Incentive Awards. The portion of the 2023 Long-Term Cash Performance Awards tied to 2024 performance will be paid in May 2025 at 250% of target based on actual performance achievement under the original formula and goals applicable to such awards, subject to continued employment through that date.

As a result of the foregoing, in February 2025, the Named Executives became eligible to receive payment for the portion of the 2023 Long-Term Cash Performance Awards eligible to be earned based on 2024 performance at 250% of target and will be paid the following cash amounts in May 2025, subject to employment through the date of payment: Mr. Childs, $1,250,000; Mr. Simmons, $416,667; Mr. Steel, $416,667; Mr. Wooley, $208,333; and Mr. Woodward, $208,333.

No Employment and Severance Agreements

The Named Executives do not have employment, severance or change-in-control agreements, although the vesting of long-term equity incentive awards may accelerate under certain circumstances, as described below under "Elements of Compensation – Long-Term Incentive Awards." The Named Executives serve at the will of the Board, which enables the Board to terminate the employment of any Named Executive with discretion as to the terms of any severance. This is consistent with the Company's performance-based employment and compensation philosophy.

Acceleration of Long-Term Incentive Awards. With respect to long-term incentive awards granted to the Named Executives, such awards will vest on an accelerated basis under certain circumstances.

Specifically, restricted stock unit awards granted to the Named Executives will vest on an accelerated basis (i) in the event of the Named Executive's involuntary termination without cause or resignation for good reason, or (ii) in the event of the Named Executive's death.

Performance share awards granted to the Named Executives will vest on an accelerated basis upon certain terminations of employment. In the event of the Named Executive's death prior to a change in control, the Named Executive will vest in a number of performance shares determined as follows: (i) for any annual performance period that has ended prior to the date of death, the number of performance shares earned for such performance period will vest on the date of death (or, if later the applicable certification date of performance for such performance period); plus (ii) for any annual performance period that has not yet commenced or is incomplete as of the date of death, 33% of the "target" number of performance shares subject to the award will vest on the date of death; plus (iii) for any annual performance period that has not yet commenced or is incomplete as of the date of death, the Named Executive's estate will remain eligible to vest in any in such number of additional performance shares as ultimately vest based on the Company's actual performance relative to the corporate performance objectives under such award at the end of the applicable annual performance period (or, if earlier, a change in control of the Company), which vesting will occur on the applicable certification date of performance for such performance period.

In the event of the Named Executive's involuntary termination without cause or resignation for good reason, in each case prior to a change in control, the Named Executive will vest or remain eligible to vest in such number of performance shares as ultimately vest based on the Company's actual performance relative to the corporate performance objectives under such award at the end of each applicable annual performance period (or, if earlier, a change in control of the Company), which vesting will occur on the later of the date of termination and the applicable certification date for such performance period, and be prorated for the portion of the three-year period covered by such awards that has elapsed prior to the date of termination.

For purposes of the performance shares, in the event of a change in control of the Company, the performance shares will be converted into a number of "vesting eligible shares" determined as follows: (i) for any annual performance period that has commenced but has not ended as of the date of the change in control, the greater of (a) 33% of the "target" number of performance shares subject to the award, or (b) the number of performance shares that would vest if performance had been measured against the corporate performance objectives as of the date of the change in control; plus (ii) for any annual performance period that has ended prior to the date of the change in control, the vesting eligible shares as determined for such completed annual performance period; plus (iii) for any annual performance period that has not yet commenced as of the date of the change in control, 33% of the "target" number of performance shares subject to the award. Such vesting eligible shares will vest on the last day of the third calendar year in the three-year performance period applicable to such award, subject to the Named Executive's continued employment or service through such date; provided that, in the event of the Named Executive's death, involuntary termination without cause or resignation for good reason, in each case following a change in control, any vesting eligible shares will vest upon the date of such termination.

Acceleration of 2023 Long-Term Cash Performance Awards.

The 2023 Long-Term Cash Performance Awards granted to the Named Executives will vest on an accelerated basis upon certain terminations of employment. In the event of the Named Executive's death prior to a change in control, the Named Executive will be eligible to be paid such portion of the award determined as follows: (i) for any annual performance period that has ended prior to the date of death for which a payment has not yet been made to the Named Executive, the cash amount earned for such performance period will be paid on the date of death (or, if later the applicable certification date of performance for such performance period); plus (ii) for any annual performance period that has not yet commenced or is incomplete as of the date of death, 33% of the "target" cash award eligible to vest during such annual performance period will be paid upon the Named Executive's death; plus (iii) for any annual performance period that has not yet commenced or is incomplete as of the date of death, the Named Executive's estate will remain eligible to vest in any additional portion of the cash award that is ultimately earned based on the Company's actual performance relative to the corporate performance objectives under such award at the end of the applicable annual

performance period (or, if earlier, a change in control of the Company), which payment will occur on the applicable certification date of performance for such performance period.

In the event of the Named Executive's involuntary termination without cause or resignation for good reason, in each case prior to a change in control, the Named Executive will vest or remain eligible to vest in such portion of the award as is ultimately earned based on the Company's actual performance relative to the corporate performance objectives under such award at the end of each applicable annual performance period (or, if earlier, a change in control of the Company), which vesting will occur on the later of the date of termination and the applicable certification date for such performance period, and be prorated for the portion of the three-year period covered by such awards that has elapsed prior to the date of termination.

For purposes of the 2023 Long-Term Cash Performance Awards, in the event of a change in control of the Company, the award will be converted into a fixed cash award (the "vesting eligible cash") determined as follows: (i) for any annual performance period that has commenced but has not ended as of the date of the change in control, the greater of (a) 33% of the "target" cash award eligible to vest during such annual performance period, or (b) the amount of cash that would have been earned if performance had been measured against the corporate performance objectives as of the date of the change in control; plus (ii) for any annual performance period that has ended prior to the date of the change in control for which payment has not yet been made to the Named Executive, the cash award earned for such completed annual performance period; plus (iii) for any annual performance period that has not yet commenced as of the date of the change in control, 33% of the "target" cash award eligible to vest during such annual performance period. Such vesting eligible cash will vest in substantially equal installments on the remaining anniversaries of the grant date through and including May 2026, subject to the Named Executive's continued employment or service through such date; provided that, in the event of the Named Executive's death, involuntary termination without cause or resignation for good reason, in each case following a change in control, any vesting eligible cash will be paid upon the date of such termination.

Retirement and Other Benefits

The Company and SkyWest Airlines sponsor a 401(k) retirement plan for their eligible employees, including the Named Executives. The 401(k) retirement plan is a broad based, tax-qualified retirement plan under which eligible employees, including the Named Executives, may make annual pre-tax salary reduction contributions subject to the various limits imposed under the Internal Revenue Code of 1986, as amended (the "*Code*"). The sponsoring employer makes matching contributions under the plan on behalf of eligible participants; however, the right of Named Executives and other officers to such matching contributions is limited. The Compensation Committee believes that maintaining the 401(k) retirement plan and providing a means to save for retirement is an essential part of a competitive compensation package necessary to attract and retain talented executives.

The Company also maintains the SkyWest, Inc. 2002 Deferred Compensation Plan, a non-qualified deferred compensation plan for the benefit of officers and other highly compensated employees (the "*Deferred Compensation Plan*"). All of the Named Executives participate in the Deferred Compensation Plan. Under the Deferred Compensation Plan, the employer credits each Named Executive's account with a discretionary employer contribution equal to 15% of salary and annual cash incentive. These amounts are included in the Summary Compensation Table under the column "All Other Compensation". Additional information on the Deferred Compensation Plan is found in the section "Non-Qualified Deferred Compensation for 2024" below. The purpose of the Deferred Compensation Plan is to attract and retain executive talent by assisting with building retirement assets over the course of their career with the Company.

The Deferred Compensation Plan also permits eligible executives, including the Named Executives, to elect in advance of each calendar year to defer up to 100% of their cash salary and annual cash incentive compensation for the year. Only Mr. Simmons elected to defer any portion of his salary or annual cash incentive for 2024.

The Company and its subsidiaries do not maintain any defined benefit pension plans for the Named Executives.

Other Benefits

In addition to the benefits described above, the Company provides certain other benefits to the Named Executives that the Compensation Committee believes are generally consistent with the benefits provided to senior executives of other airlines. The Compensation Committee believes that those benefits, which are detailed in the footnotes to the Summary Compensation Table applicable to the heading "All Other Compensation" below, are reasonable, competitive and consistent with overall executive compensation objectives. Those benefits consist primarily of employer-paid premiums on health, dental and eye insurance, a personal automobile allowance, and use of Company-owned recreational equipment.

The Company and its subsidiaries also maintain a non-discriminatory, broad based program under which all full-time employees and their dependents, including the Named Executives and their dependents, may fly without charge on a space available basis on regularly scheduled flights of aircraft operated by the Company's operating airline subsidiary.

The Company has not agreed to provide its Named Executives with any gross-up or reimbursement for taxes.

Compensation Recovery Policy

In 2023, the Company adopted a compensation recovery policy in compliance with the Securities Exchange Act of 1934, as amended, and the corresponding Nasdaq Stock Market listing standards, which provides for the recovery of any excess incentive-based compensation from current and former executive officers in the event of an accounting restatement.

Under our 2019 Plan, in the event of an accounting restatement, awards under the 2019 Plan, including time-based and performance-based awards granted to the Named Executives, will be subject to recovery by the Company in a manner determined by the Compensation Committee.

Share Ownership Guidelines

The Company maintains ownership guidelines for the Named Executives to encourage the alignment of their interests with the long-term interests of the Company's shareholders. Each Named Executive is required to maintain a minimum ownership interest in the Company. The guideline ownership level is a number of shares of Common Stock having a value equal to a multiple of the annual base salary for each Named Executive. The Chief Executive's guideline ownership level is five times salary while the remaining Named Executives' guideline ownership level is three times salary.

The guidelines also include an expectation that the Named Executives will hold 50% of their net after-tax profit shares after vesting or option exercise if the applicable guideline ownership level has not yet been met. The Named Executives are limited in their ability to sell shares under long term incentive awards until their applicable guideline ownership level is reached. Each Named Executive met the ownership guidelines at December 31, 2024. The holdings of the Named Executives are summarized in the table entitled "Security Ownership of Certain Beneficial Owners" below.

Equity Award Timing Policies and Practices

We do not grant equity awards in anticipation of the release of material nonpublic information and we do not time the release of material nonpublic information for the purpose of affecting the value of executive compensation. In the event material nonpublic information becomes known to the Compensation Committee before granting an equity award, the Compensation Committee will consider such information and use its business judgment to determine whether to delay the grant of equity to avoid any appearance of impropriety. In fiscal year 2024, we did not grant awards of stock options, stock appreciation rights, or similar option-like instruments to our Named Executives or our employees.

Deductibility of Executive Compensation

Section 162(m) of the Code imposes a $1 million annual limit on the amount that a publicly traded company may deduct for compensation paid to certain of the company's executive officers. The Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code, and has reserved, and continues to reserve, the right to approve compensation that may not be deductible under Code Section 162(m) in order to ensure competitive levels of total compensation for the Company's executive officers.

Effect of Compensation on Risk

The Compensation Committee believes the Company's compensation policies and practices are designed to create appropriate and meaningful incentives for the Company's employees without encouraging excessive or inappropriate risk taking. Among other factors, the Compensation Committee considered the following:

- The Company's compensation policies and practices are designed to include a significant level of long-term compensation, which discourages short-term risk taking;

- The base salaries and target cash incentive opportunities the Company provides to its employees are generally consistent with salaries paid for comparable positions in the Company's industry, and provide the Company's employees with steady income while reducing the incentive for employees to take risks in pursuit of short-term benefits;

- The Company's cash incentive and performance equity incentive compensation is capped at levels established by the Compensation Committee, consistent with peer data, and at which the Compensation Committee believes reduces the incentive for excessive risk-taking;

- The Company has established internal controls and adopted codes of ethics and business conduct, which are designed to reinforce the balanced compensation objectives established by the Compensation Committee;

- The Company has adopted equity ownership guidelines for its executive officers, which the Compensation Committee believes discourages excessive risk-taking; and

- There is a policy against hedging stock and against pledging stock or using it as collateral.

Based on the review outlined above, the Company has concluded that the risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the foregoing compensation discussion and analysis and discussed with the Company's management the information set forth herein. Based on such review and discussions with management, the Compensation Committee recommended to the Board that the foregoing compensation discussion and analysis be included in this proxy statement.

The Compensation Committee

Ronald J. Mittelstaedt, Chair
Smita Conjeevaram
Meredith S. Madden
Keith E. Smith

The information contained in this Compensation Committee Report shall not be deemed to be "soliciting material," to be "filed" with the Securities and Exchange Commission or be subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference into any filing of SkyWest, Inc., except to the extent that SkyWest, Inc. specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of the Named Executives for the years indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards Restricted Stock Units ($)(2)	Stock Awards Performance Shares ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Russell A. Childs	2024	$ 595,000	$ —	$ 950,000	$ 2,217,000	$ —	$ 3,039,365	$ 415,612 (4)	$ 7,216,977
CEO & President.	2023	$ 546,875	$ —	$ —	$ 2,300,000	$ —	$ 2,233,375	$ 467,213	$ 5,547,463
	2022	$ 500,000	$ —	$ —	$ 2,300,000	$ —	$ 340,000	$ 153,971	$ 3,293,971
Robert J. Simmons	2024	$ 425,000	$ —	$ 334,000	$ 778,000	$ —	$ 1,086,468	$ 210,831 (5)	$ 2,834,299
Chief Financial Officer.	2023	$ 379,375	$ —	$ —	$ 800,000	$ —	$ 1,124,000	$ 275,199	$ 2,578,574
	2022	$ 345,000	$ —	$ —	$ 800,000	$ —	$ 310,000	$ 133,482	$ 1,588,482
Wade J. Steel	2024	$ 425,000	$ —	$ 334,000	$ 778,000	$ —	$ 1,086,468	$ 223,184 (6)	$ 2,846,652
Chief Commercial Officer	2023	$ 375,625	$ —	$ —	$ 800,000	$ —	$ 1,124,000	$ 251,095	$ 2,550,720
	2022	$ 335,000	$ —	$ —	$ 800,000	$ —	$ 300,000	$ 129,352	$ 1,564,352
Greg S. Wooley	2024	$ 263,000	$ —	$ 202,000	$ 471,000	$ —	$ 622,821	$ 119,041 (7)	$ 1,677,862
EVP Operations	2023	$ 235,000	$ —	$ —	$ 473,000	$ —	$ 640,000	$ 139,581	$ 1,487,581
	2022	$ 210,000	$ —	$ —	$ 473,000	$ —	$ 195,000	$ 79,858	$ 957,858
Eric J. Woodward	2024	$ 263,000	$ —	$ 117,000	$ 273,000	$ —	$ 519,199	$ 105,437 (8)	$ 1,277,636
Chief Accounting Officer	2023	$ 235,375	$ —	$ —	$ 275,000	$ —	$ 542,500	$ 137,639	$ 1,190,514
	2022	$ 211,000	$ —	$ —	$ 275,000	$ —	$ 126,600	$ 78,068	$ 690,668

(1) No discretionary bonuses were awarded to the Named Executives in 2022, 2023 or 2024.

(2) These columns show the grant date fair value of stock awards granted during the applicable fiscal year as computed under ASC Topic 718 (excluding estimates for forfeitures in case of awards with service-based vesting). With respect to the performance share awards, the grant date fair value is reported based on the probable outcome of the performance conditions as of the grant date. The maximum potential value of the performance share awards, assuming the highest level of performance achievement, is as follows: Mr. Childs, $5,750,000 (2022), $5,750,000 (2023), $4,434,000 (2024); Mr. Simmons, $2,000,000 (2022), $2,000,000 (2023), $1,556,000 (2024); Mr. Steel, $2,000,000 (2022), $2,000,000 (2023), $1,556,000 (2024); Mr. Wooley, $1,182,500 (2022), $1,182,500 (2023), $942,000 (2024); and Mr. Woodward, $687,500 (2022), $687,500 (2023), $546,000 (2024). These amounts do not reflect the extent to which the Named Executive realized or will realize an actual financial benefit from the awards. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2024, which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(3) For 2022, the amounts in this column reflect the annual cash incentive amounts earned in 2022 based on performance in that year and paid in 2023. For 2023, the amounts in this column reflect the annual cash incentive amounts earned in 2023 based on performance in that year and paid in 2024 and the 2023 Short-Term Cash Performance Awards earned and paid in 2023. For 2024, the amounts in this column reflect the annual cash incentive amounts earned in 2024 based on performance in that year and paid in 2025, the remaining portion of Mr. Childs's 2023 Short-Term Cash Performance Award that was paid in 2024, and the 2023 Long-Term Cash Performance Award amounts that were based on performance in 2023 and continued service through May 2024 and

paid to the Named Executives in 2024. The annual cash incentive earned in 2024 and paid in 2025 to each Named Executive and reflected in the table above for 2024 are as follows: Mr. Childs, $1,289,365; Mr. Simmons, $669,800; Mr. Steel, $669,800; Mr. Wooley, $414,488; and Mr. Woodward, $310,866. The 2023 Short-Term Cash Performance Award amounts earned by and paid to the Named Executives during 2023 and reflected in the table above for 2023 are as follows: Mr. Childs, $1,000,000; Mr. Simmons, $500,000; Mr. Steel, $500,000; Mr. Wooley, $250,000; and Mr. Woodward, $250,000. Mr. Childs is the only Named Executive to receive a payment in respect of his 2023 Short-Term Cash Performance Award in 2024 in the amount of $500,000, which amount is reflected in the table above for 2024. The 2023 Long-Term Cash Performance Award amounts paid to the Named Executives during 2024, based on 2023 performance period and continued service through May 2024, and reflected in the table above for 2024 are as follows: Mr. Childs, $1,250,000; Mr. Simmons, $416,667; Mr. Steel, $416,667; Mr. Wooley, $208,333; and Mr. Woodward, $208,333.

(4) All other compensation for Mr. Childs for 2024 included $354,581 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2024. The remaining other compensation relates to employer-paid health insurance premiums, a personal vehicle lease, personal use of the Company's recreational equipment and payout of excess user time.

(5) All other compensation for Mr. Simmons for 2024 included $161,133 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2024. The remaining other compensation relates to employer-paid health insurance premiums, a personal vehicle lease, personal use of the Company's recreational equipment and payout of excess user time.

(6) All other compensation for Mr. Steel for 2024 included $162,588 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2024. The remaining other compensation relates to employer-paid health insurance premiums, a personal vehicle lease, personal use of the Company's recreational equipment and payout of excess user time.

(7) All other compensation for Mr. Wooley for 2024 included $99,562 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2024. The remaining other compensation relates to employer-paid health insurance premiums and personal use of the Company's recreational equipment.

(8) All other compensation for Mr. Woodward for 2024 included $84,960 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2024. The remaining other compensation relates to employer-paid health insurance premiums and personal use of the Company's recreational equipment.

Grants of Plan-Based Awards For 2024

The following table provides information about non-equity based and equity-based plan awards granted to the Named Executives for the year ended December 31, 2024:

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards Number of Units (#)	All Other Stock Awards Number of Options (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Russell A. Childs . . .	4-Feb-2024(1)	$ 327,250	$ 654,500	$ 1,309,000							
	4-Feb-2024(2)				18,612	37,224	74,448				$ 2,217,000
	4-Feb-2024(3)							15,953			$ 950,000
Robert J. Simmons . .	4-Feb-2024(1)	$ 170,000	$ 340,000	$ 680,000							
	4-Feb-2024(2)				6,533	13,065	26,130				$ 778,000
	4-Feb-2024(3)							5,599			$ 334,000
Wade J. Steel	4-Feb-2024(1)	$ 170,000	$ 340,000	$ 680,000							
	4-Feb-2024(2)				6,533	13,065	26,130				$ 778,000
	4-Feb-2024(3)							5,599			$ 334,000
Greg S. Wooley	4-Feb-2024(1)	$ 105,200	$ 210,400	$ 420,800							
	4-Feb-2024(2)				3,953	7,906	15,812				$ 471,000
	4-Feb-2024(3)							3,388			$ 202,000
Eric J. Woodward . .	4-Feb-2024(1)	$ 78,900	$ 157,800	$ 315,600							
	4-Feb-2024(2)				2,292	4,583	9,166				$ 273,000
	4-Feb-2024(3)							1,964			$ 117,000

(1) Amounts reflect the threshold, target and maximum amount of each Named Executive's annual cash incentive opportunity for 2024. As described in the section entitled "Compensation Discussion and Analysis" above, the annual cash incentives payable to the Named Executives are calculated based upon the financial, operational, and ESG performance of the Company or its subsidiaries.

(2) Represents the 2024 performance share awards. Under the 2024 performance share awards, the Company's performance under established performance metrics will be measured against objectives related to free cash flow, adjusted EBITDA, controllable completion and controllable on-time departures established for each of 2024, 2025 and 2026, with the resulting number of "earned" shares eligible to vest on December 31, 2026, subject to continued employment through that date. The Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, corresponding to 50%, 100% and 200% payout levels, with performance in between such levels determined by a weighted interpolation. The performance shares are allocated 33.3% to each performance measurement year, and then for each years' performance, 40% to the free cash flow objective, 30% to the adjusted EBITDA objective, 20% to the controllable completion objective and 10% to the controllable on-time departures objective. For additional information on the specific terms of the 2024 performance shares, see "Long-Term Incentive Awards" in our Compensation Discussion and Analysis.

(3) Represents restricted stock unit awards that entitle the Named Executive to receive a designated number of shares of our common stock upon vesting. The restricted stock units will be eligible to vest on the third anniversary of the grant date, subject to the Named Executive's continued employment through such date.

(4) This column shows the grant date fair value of the stock awards granted as computed under ASC Topic 718 (excluding estimates for forfeitures in case of awards with service-based vesting). With respect to the performance share awards, the grant date fair value is reported based on the probable outcome of the performance conditions as of the grant date. These amounts do not reflect the extent to which the Named Executive realized or will realize an

actual financial benefit from the awards. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2024 which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Outstanding Equity Awards at Year-End

The following table provides information on the holdings of restricted stock units and performance shares by the Named Executives as of December 31, 2024. The Named Executives did not hold stock options as of December 31, 2024.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (5)($)	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Shares, Units or Other Rights That Have Not Vested (5)($)
Russell A. Childs	175,521 (1)	$ 17,574,918		
	205,540 (2)	$ 20,580,720	41,108 (2)	$ 4,116,144
	24,816 (3)	$ 2,484,826	24,816 (3)	$ 2,484,826
	15,953 (4)	$ 1,597,374		
Robert J. Simmons	61,050 (1)	$ 6,112,937		
	71,492 (2)	$ 7,158,494	14,298 (2)	$ 1,431,659
	8,710 (3)	$ 872,132	8,710 (3)	$ 872,132
	5,599 (4)	$ 560,628		
Wade J. Steel	61,050 (1)	$ 6,112,937		
	71,492 (2)	$ 7,158,494	14,298 (2)	$ 1,431,659
	8,710 (3)	$ 872,132	8,710 (3)	$ 872,132
	5,599 (4)	$ 560,628		
Greg S. Wooley	36,096 (1)	$ 3,614,292		
	42,270 (2)	$ 4,232,495	8,454 (2)	$ 846,499
	5,271 (3)	$ 527,785	5,271 (3)	$ 527,785
	3,388 (4)	$ 339,240		
Eric J. Woodward	20,985 (1)	$ 2,101,228		
	24,575 (2)	$ 2,460,695	4,915 (2)	$ 492,139
	3,055 (3)	$ 305,897	3,055 (3)	$ 305,897
	1,964 (4)	$ 196,655		

(1) Represents the 2022 performance share awards. Under the 2022 performance share awards, the Company's performance against established performance metrics was measured against objectives related to adjusted EBITDA, controllable completion and controllable on-time departures established for each of 2022, 2023 and 2024, with the resulting number of "earned" shares eligible to vest on December 31, 2024, subject to continued employment through that date. The Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, corresponding to 50%, 100% and 250% payout levels, with performance in between such levels determined by a weighted interpolation. The performance shares were allocated 33.3% to each performance measurement year, and then for each years' performance, 34% to the adjusted EBITDA objective, 33% to the controllable completion objective and 33% to the controllable on-time departures objective. For additional information on the specific terms of the 2022 performance shares, see "Long-Term Incentive Awards" in our Compensation Discussion and Analysis.

In February 2024, the Compensation Committee determined that the Company had achieved a 250% performance level for the portion of these awards eligible to vest based on 2022 performance and a 250% performance level for the portion of these awards eligible to vest based on 2023 performance, which awards remained subject to vesting based on the Named Executives' continued employment through December 31, 2024. In February 2025, the Compensation Committee determined that the Company had achieved a 250% performance level for the portion of these awards eligible to vest based on 2024 performance. The 2022 performance share awards vested at 250% of target levels on February 10, 2025. In addition, these awards are reported in the "Number of Shares or Units of

Stock" column because, as of December 31, 2024, the applicable performance objectives had been met and the vesting of the awards was subject only to the Compensation Committee's certification of such results.

(2) Represents the 2023 performance share awards. Under the 2023 performance share awards, the Company's performance against established performance metrics will be measured against objectives related to free cash flow, adjusted EBITDA, controllable completion and controllable on-time departures established for each of 2023, 2024 and 2025, with the resulting number of "earned" shares eligible to vest on December 31, 2025, subject to continued employment through that date. The Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, corresponding to 50%, 100% and 250% payout levels, with performance in between such levels determined by a weighted interpolation. The performance shares are allocated 33.3% to each performance measurement year, and then for each years' performance, 40% to the free cash flow objective, 30% to the adjusted EBITDA objective, 20% to the controllable completion objective and 10% to the controllable on-time departures objective. For additional information on the specific terms of the 2023 performance shares, see "Long-Term Incentive Awards" in our Compensation Discussion and Analysis.

In February 2024, the Compensation Committee determined that the Company had achieved a 250% performance level for the portion of these awards eligible to vest based on 2023 performance, which awards remain subject to vesting based on the Named Executives' continued employment through December 31, 2025. In February 2025, the Compensation Committee determined that the Company had achieved a 250% performance level for the portion of these awards eligible to vest based on 2024 performance, which awards remain subject to vesting based on the Named Executives' continued employment through December 31, 2025.The portion of these awards that was earned based on 2023 and 2024 performance is reported in the "Number of Shares or Units of Stock" column because, as of December 31, 2024, the applicable performance objectives had been met for such portion of the award and the vesting of the awards remained subject only to the Compensation Committee's certification of such results and continued employment through December 31, 2025. For the portion of these awards tied to 2025 performance, the Company has reported the number and market value of the performance shares subject to these portions of the awards based on target performance in the "Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested" column.

(3) Represents the 2024 performance share awards. Under the 2024 performance share awards, the Company's performance against established performance metrics will be measured against objectives related to free cash flow, adjusted EBITDA, controllable completion and controllable on-time departures established for each of 2024, 2025 and 2026, with the resulting number of "earned" shares eligible to vest on December 31, 2026, subject to continued employment through that date. The Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, corresponding to 50%, 100% and 200% payout levels, with performance in between such levels determined by a weighted interpolation. The performance shares are allocated 33.3% to each performance measurement year, and then for each years' performance, 40% to the free cash flow objective, 30% to the adjusted EBITDA objective, 20% to the controllable completion objective and 10% to the controllable on-time departures objective. For additional information on the specific terms of the 2024 performance shares, see "Long-Term Incentive Awards" in our Compensation Discussion and Analysis.

In February 2025, the Compensation Committee determined that the Company had achieved a 200% performance level for the portion of these awards eligible to vest based on 2024 performance, which awards remain subject to vesting based on the Named Executives' continued employment through December 31, 2026. The portion of these awards that was earned based on 2024 performance is reported in the "Number of Shares or Units of Stock" column because, as of December 31, 2024, the applicable performance objectives had been met for such portion of the award and the vesting of the awards remained subject only to the Compensation Committee's certification of such results and continued employment through December 31, 2026. For the portion of these awards tied to 2025 and 2026 performance, the Company has reported the number and market value of the performance shares subject to

these portions of the awards based on target performance in the "Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested" column.

(4)   Represents the 2024 restricted stock unit awards, which are scheduled to vest on February 6, 2027.

(5)   Based on market closing price per share of our common stock of $100.13 on December 31, 2024, the last trading day of 2024.

Option Exercises and Stock Vested

Stock options exercised, restricted stock units and performance shares that vested for the Named Executives during the year ended December 31, 2024 are outlined below.

	Stock Awards (1)	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Russell A. Childs	76,889	$ 4,561,055
Robert J. Simmons	26,744	$ 1,586,454
Wade J. Steel	26,744	$ 1,586,454
Greg S. Wooley	15,813	$ 938,027
Eric J. Woodward	9,194	$ 545,388

(1)   Includes performance shares that vested during the year ended December 31, 2024.

Non-Qualified Deferred Compensation for 2024

Pursuant to the SkyWest Deferred Compensation Plan, covered Named Executives may elect prior to the beginning of each calendar year to defer the receipt of base salary and annual performance cash incentives earned for the ensuing calendar year. Amounts deferred are credited to an unfunded liability account maintained by the Company on behalf of the applicable Named Executive, which account is deemed invested in and earns a rate of return based upon certain notational, self-directed investment options offered under the applicable plan.

Each Named Executive's account under the SkyWest Deferred Compensation Plan is also credited with a discretionary employer contribution monthly, whether or not the Named Executive contributes. For 2024 that discretionary employer contribution was 15% of the Named Executive's salary, annual cash incentive and short-term performance cash incentive. Participant account balances under the SkyWest Deferred Compensation Plan are fully vested and will be paid by the Company to each Named Executive upon retirement or separation from employment, or on other specified dates, in a lump sum form or in installments according to a schedule elected in advance by the Named Executive.

The following table provides information regarding the SkyWest Deferred Compensation Plan for the year ended December 31, 2024:

Name	Executive Contributions in Last Year ($)(1)	Registrant Contributions in Last Year ($)(2)	Aggregate Earnings in Last Year ($)(3)	Aggregate Withdrawals/ Distributions in Last Year ($)	Aggregate Balance at Last Year End ($)(4)
Russell A. Childs	$ —	$ 354,581	$ 267,421	$ —	$ 3,970,980
Robert J. Simmons.	$ 21,637	$ 161,133	$ 154,275	$ —	$ 1,808,027
Wade J. Steel	$ —	$ 162,588	$ 359,965	$ —	$ 2,358,540
Greg S. Wooley	$ —	$ 99,562	$ 16,677	$ —	$ 388,364
Eric J. Woodward	$ —	$ 84,960	$ 113,474	$ —	$ 1,357,409

(1) The amount in this column represents deferral of base salary for 2024 and annual performance cash incentives earned for the ensuing calendar year, which deferred amounts are reported in the Summary Compensation Table above.

(2) The amounts in this column reflect the amounts of employer contributions credited under the applicable deferred compensation plan for 2024 at the rate of 15% of each Executive's 2024 base salary, annual cash incentive which was paid in 2024. The amounts reported in this column are also included in the amounts reported in the "Other Compensation" column of the Summary Compensation Table appearing above.

(3) The amounts in this column reflect the notational earnings during 2024 credited to each Executive's account under the SkyWest Deferred Compensation Plan. These amounts are not reported in the Summary Compensation Table because they are based on market rates determined by reference to mutual funds that are available to participants in the SkyWest 401(k) Plan or otherwise broadly available.

(4) All Named Executive and Company contributions in prior years to the SkyWest Deferred Compensation Plan have been reported in the Summary Compensation Tables in the company's previously filed proxy statements, to the extent that an executive was a named executive officer in that fiscal year. These amounts are as follows: Mr. Childs, $354,581 (2024), $303,875 (2023), and $119,309 (2022); Mr. Simmons, $161,133 (2024), $187,995 (2023), and $101,309 (2022); Mr. Steel, $162,588 (2024), $177,918 (2023), and $98,585 (2022); Mr. Wooley, $99,562 (2024), $105,918 (2023), and $62,285 (2022); and Mr. Woodward, $84,960 (2024), $96,639 (2023), and $53,112 (2022).

At the election of the executive, deferred amounts are invested in a selection of third-party investment funds and each executive receives the rates of return under those funds on such deferred amounts.

Potential Payments upon Termination or Change in Control

The information below describes and quantifies certain payments or benefits that would be payable under the existing plans and programs of the Company and its subsidiaries if a Named Executive's employment had terminated on December 31, 2024, or the Company had undergone a change in control on December 31, 2024. These benefits are in addition to benefits generally available to all salaried employees of the Company in connection with a termination of employment, such as distributions from the 401(k) plan and accrued vacation pay. Except as noted below, the Named Executives do not have any other severance benefits, severance agreements or change in control agreements. As discussed above in the Compensation Discussion and Analysis under "Long-Term Incentive Awards" and "One-Time Supplemental 2023 Long-Term Cash Awards," each of these awards vest on an accelerated basis under certain circumstances, but there is no single trigger accelerated vesting of such awards upon a change in control.

The following table shows for each Named Executive the intrinsic value of his unvested performance shares, his unvested restricted stock units, and his unvested 2023 Cash Performance Award, as of December 31, 2024, the vesting or settlement of which would have been accelerated had a change in control of the Company occurred on that date and/or a termination under one of the circumstances identified below had occurred on that date, calculated in the case of performance shares and restricted stock units, by multiplying the number of underlying shares by the closing price of the Common Stock on December 31, 2024, the last trading day of 2024 ($100.13 per share).

Name	Change in Control		Involuntary Termination Following a Change in Control or Death		Involuntary Termination Prior to a Change in Control	
Russell A. Childs						
Restricted Stock Unit Acceleration (1)	$	—	$	1,597,374	$	1,597,374
Performance Share Acceleration (2)	$	17,574,918	$	47,241,434	$	40,640,464
2023 Cash Performance Award Acceleration (3)	$	—	$	1,750,000	$	1,250,000
Robert J. Simmons						
Restricted Stock Unit Acceleration (1)	$	—	$	560,628	$	560,628
Performance Share Acceleration (2)	$	6,112,937	$	16,447,354	$	14,143,563
2023 Cash Performance Award Acceleration (3)	$	—	$	583,333	$	416,667
Wade J. Steel						
Restricted Stock Unit Acceleration (1)	$	—	$	560,628	$	560,628
Performance Share Acceleration (2)	$	6,112,937	$	16,447,354	$	14,143,563
2023 Cash Performance Award Acceleration (3)	$	—	$	583,333	$	416,667
Greg S. Wooley						
Restricted Stock Unit Acceleration (1)	$	—	$	339,240	$	339,240
Performance Share Acceleration (2)	$	3,614,292	$	9,748,857	$	8,374,573
2023 Cash Performance Award Acceleration (3)	$	—	$	291,667	$	208,333
Eric J. Woodward						
Restricted Stock Unit Acceleration (1)	$	—	$	196,655	$	196,655
Performance Share Acceleration (2)	$	2,101,228	$	5,665,856	$	4,867,820
2023 Cash Performance Award Acceleration (3)	$	—	$	291,667	$	208,333

(1) Represents the full value of the restricted stock units granted in 2024 that would vest in each of the three enumerated scenarios.

(2) Reflects the value of the portion of the performance shares granted in 2023 and 2024 that would vest in each of the three enumerated scenarios (with the values reflected based on actual performance achievement for any completed annual performance periods and at "target" performance levels for any annual performance period that had not yet commenced at December 31, 2024). While 2022 performance shares were no longer subject to performance or service conditions at December 31, 2024, they are included in this table as the settlement of such performance shares would have accelerated (as compared to the regular settlement date in February 2025 upon Compensation Committee certification of final performance results) upon the occurrence of a change in control. The value of these 2022 performance shares are reflected in the other two columns, but no acceleration of the settlement of such awards would occur under a termination under those circumstances (and such awards would vest in February 2025 upon Compensation Committee certification of final performance results).

(3) Reflects the portion of the 2023 Long-Term Cash Performance Awards granted in 2023 that would be earned and paid in each of the three enumerated scenarios (with the values reflected based on actual performance achievement for any completed annual performance periods and at "target" performance levels for any annual performance period that had not yet commenced at December 31, 2024).

Deferred Compensation. If the employment of a Named Executive were terminated on December 31, 2024, the Named Executive would have become entitled to receive the balance in his account under the applicable deferred compensation plan. Distribution would be made in the form of a lump sum or in installments, and in accordance with the distributions schedule elected by the Named Executive under the applicable plan. The 2024 year-end account balances under those plans are shown in the applicable Non-Qualified Deferred Compensation Tables included herein. A Named Executive's account balance would continue to be credited with notational investment earnings or losses through the date of actual distribution.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the relationship of the annual total compensation of our employees and the annual total compensation of Russell A. Childs, our CEO. The pay ratio included in this information is a reasonable estimate calculated in a manner that is intended to be consistent with Item 402(u) of Regulation S-K.

For 2024, our last completed fiscal year:

- the median of the annual total compensation of all employees of the Company (other than the CEO) was $54,700; and

- the annual total compensation of the CEO, as reported in the Summary Compensation Table included elsewhere in this Proxy Statement, was $7,216,977.

Based on this information, for 2024, the ratio of the annual total compensation of Mr. Childs, the CEO, to the median of the total compensation of all employees of the Company, was 132 to 1.

Determining the Median Employee. The Company determined that, as of December 31, 2024, the employee population consisted of approximately 15,000 individuals. The employee workforce consists of full and part time employees. For purposes of measuring the compensation of the employees, the Company selected total annual cash compensation for 2024 as the most appropriate measure of compensation, which was consistently applied to all the employees included in the calculation. With respect to the total annual compensation of the "median employee," the Company identified and calculated the elements of such employee's compensation for 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in the annual total compensation reflected above.

Pay Versus Performance

Pay Versus Performance Table

The table below summarizes the total compensation, compensation actually paid, and other metrics used to evaluate the Named Executives' compensation to the Company's performance.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for CEO ($)	Compensation Actually Paid to (Lost by) CEO ($)	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Average Compensation Actually Paid to Non-CEO NEOs ($)	Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)	Net Income (Loss) ($)	Adjusted EBITDA ($)
2024	$ 7,216,977	$ 35,902,700	$ 2,159,112	$ 9,493,907	$ 155.47	$ 171.24	$ 322,962	$ 833,629
2023	$ 5,547,463	$ 20,110,631	$ 1,951,847	$ 5,667,806	$ 81.05	$ 168.12	$ 34,342	$ 731,965
2022	$ 3,293,971	$ (917,779)	$ 1,200,340	$ 150,606	$ 25.63	$ 140.02	$ 72,953	$ 656,419
2021	$ 3,258,862	$ 5,158,789	$ 1,199,495	$ 1,698,313	$ 61.02	$ 165.47	$ 111,910	$ 785,421
2020	$ 3,353,359	$ (204,845)	$ 1,074,101	$ 219,131	$ 62.59	$ 130.86	$ (8,515)	$ 694,489

(b) The amounts in this column represents the total compensation of our chief executive officer ("CEO"), Russell A. Childs, for each of the fiscal years ended December 31, 2020, 2021, 2022, 2023 and 2024, as reported in the Summary Compensation Table included in the Executive Compensation section of this Proxy Statement. Mr. Childs was our principal executive officer for each of these years.

(c) The amounts in this column represents the total compensation actually paid to (lost by) the CEO for the years indicated, adjusting the total compensation from column (b) by the amounts in the "Adjustments" table below.

(d) The amounts in this column represents the average total compensation of our Named Executives, excluding the CEO (the "Non-CEO NEOs"), Robert J. Simmons, Wade J. Steel, Greg S. Wooley and Eric J. Woodward, for each of the fiscal years ended December 31, 2020, 2021, 2022, 2023 and 2024, as reported in the Summary Compensation Table of the proxy statement filed in the applicable year.

(e) The amounts in this column represents the average total compensation actually paid to the Non-CEO NEOs for the years indicated, adjusting the total compensation from column (d) by the amounts in the "Adjustments" table below.

(f) The total shareholder return shows the cumulative total shareholder return on our common stock through the last day of each fiscal year reflected in the table above, assuming an initial investment of $100.00 on December 31, 2019, with dividends reinvested.

(g) The peer group total shareholder return shows the cumulative total shareholder return of the Nasdaq Stock Market Transportation Index through the last day of each fiscal year reflected in the table above, assuming an initial investment of $100.00 on December 31, 2019, with dividends reinvested.

(h) The amounts in this column represent the Company's net income (loss) for the indicated years as reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(i) Although we use numerous financial performance measures for the purpose of evaluating Company performance for the compensation of the Named Executives, we have determined that adjusted EBITDA is the financial performance measure that, in our assessment, represents the most important financial performance measure (that is not otherwise

required to be disclosed in the table) used to link Company performance and Named Executive compensation for the most recently completed fiscal year. The amounts in this column represent the Company's adjusted EBITDA for the indicated years. (Adjusted EBTIDA is a non-GAAP measure. See Appendix A to this proxy statement on page 72 for a reconciliation of adjusted EBITDA for each of the fiscal years ending December 31, 2020, 2021, 2022, 2023 and 2024 to the most directly comparable financial measure for each such year prepared in accordance with GAAP.)

Relationship between Compensation Actually Paid and Performance

The graphs below compare the compensation actually paid to our CEO and the average of the compensation actually paid to our Non-CEO NEOs, with (i) our cumulative total shareholder return, (ii) our peer group total shareholder return, (iii) our net income, and (iv) our adjusted EBITDA, in each case, for the fiscal years ended December 31, 2020, 2021, 2022, 2023 and 2024.

Relationship between Compensation Actually Paid and Total Shareholder Return



Relationship between Compensation Actually Paid and Net Income



Relationship between Compensation Actually Paid and Adjusted EBITDA



Adjustments from Total Compensation to Compensation Actually Paid

The amounts reported in the "Compensation Actually Paid to CEO" and "Average Compensation Actually Paid to Non-CEO NEOs" columns do not reflect the actual compensation paid to or realized by our CEO or our Non-CEO NEOs during each applicable year. The calculation of compensation actually paid for purposes of this table includes point-in-time fair values of stock awards and these values will fluctuate based on our stock price, various accounting valuation assumptions and projected performance related to our performance awards. See the Summary Compensation Table for certain other compensation of our CEO and our Non-CEO NEOs for each applicable fiscal year and the Option Exercises and Stock Vested table for the value realized by each of them upon the vesting of stock awards during 2024.

The table below summarizes the adjustments made to the total compensation as reported in the Summary Compensation Table included in the Executive Compensation section of this Proxy Statement to determine the total actual compensation paid to the CEO and average Non-CEO NEOs for the years indicated as reported in the table above.

	2024	
Adjustments To Total Compensation	CEO	Average Non-CEO NEOs
Deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for year indicated	$ (3,167,000)	$ (821,750)
Increase based on ASC 718 Fair Value of awards granted during year indicated that remain unvested as of the end of the indicated year (1)	6,567,026	1,703,261
Increase for awards granted during prior year(s) that were outstanding and unvested as of end of the indicated year, determined based on change in ASC 718 Fair Value from the end of the prior year to the end of the indicated year (1)	15,040,595	3,838,600
Increase for awards granted during a prior year that vested during the indicated year, determined based on change in ASC 718 Fair Value from the end of the prior year to the vesting date (2)	10,245,102	2,614,684
Total adjustments	$ 28,685,723	$ 7,334,795

(1) The fair value of the unvested performance share awards at the end of each fiscal year reflected in the table above is determined using the Company's estimated achievement of the performance objectives at the end of the indicated year. The Company's assumption for each of the performance share grants in the year indicated is shown in the table below.

	Performance Period			
Performance Share Performance Assumptions	2023	2024	2025	2026
2024 Performance Share Grant	—	200%	100%	100%
2023 Performance Share Grant	250%	250%	100%	—

(2) The fair value of the vested awards is determined by multiplying the number of shares vested by the share price on the date of vesting.

Financial Performance Measures

The Company considers the financial performance measures in the table below to be the most important financial performance measures used to link compensation actually paid to the Named Executives to company performance for the 2024 year.

Financial Performance Measures
Adjusted EBITDA
Free Cash Flow
Adjusted Pre-Tax Earnings

Each of these financial performance measures is a non-GAAP measure. Adjusted EBITDA is the Company's operating income under GAAP, excluding: depreciation expense, the impact of the recognition or reversal of deferred revenue and unbilled revenue, non-cash impairment charges, early lease termination charges and other special, non-recurring items. Free cash flow is defined as adjusted EBIDTA less non-aircraft capital expenditures. Adjusted pre-tax earnings (loss) is GAAP pre-tax earnings excluding the impact of the recognition or reversal of deferred revenue on fixed cash payments received under capacity purchase agreements, unbilled revenue and other unusual non-recurring items. See Appendix A to this proxy statement on page 72 for a reconciliation of the Company's adjusted EBITDA, adjusted pre-tax earnings and free cash flow to the most directly comparable financial measure prepared in accordance with GAAP.

For additional details regarding our most important financial performance measures, please see the sections titled "Annual Cash Incentive" and "Long-Term Incentive Awards" in our Compensation Discussion and Analysis elsewhere in this Proxy Statement.

DIRECTOR COMPENSATION

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve as directors. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill level required by the Company of its directors.

Cash Compensation Paid to Directors

For the year ended December 31, 2024, all directors who were not employees of the Company received an annual cash retainer of $100,000. Payments are pro-rated for directors who serve on the Board for only a portion of the year. Similarly, payments to Directors are pro-rated for changes in committee assignments during the year. The Chair of the Audit Committee was paid an annual fee of $20,000, the Chair of the Compensation Committee was paid an annual fee of $15,000, the Chair of Nominating and Corporate Governance Committee was paid an annual fee of $10,000, the Chair of the Safety and Compliance Committee was paid an annual fee of $10,000. The members of the Audit Committee were paid an annualized fee of $4,000 for the first half of 2024 and $10,000 for the second half of 2024, members of the Compensation Committee did not receive a fee in the first half of 2024 and were paid an annualized fee of $7,500 for the second half of 2024, members of the Nominating and Corporate Governance Committee did not receive a fee in the first half of 2024 and were paid an annualized fee of $5,000 for the second half of 2024, and members of the Safety and Compliance Committee did not receive a fee in the first half of 2024 and were paid an annualized fee of $5,000 for the second half of 2024. The Board Chair was paid an annual fee of $100,000. Russell A. Childs, who is a director and an employee of the Company, received no compensation for his service on the Board.

Stock Awards

Each non-employee director receives a stock award annually, the value of which is determined annually by the Board. In February 2024, the Board determined to change the timing of the annual director stock award grant to align with the annual shareholder meeting. Prior to this change, the annual director awards were granted in February of each year. To facilitate this transition, the stock awards granted to the non-employee members of our Board in February 2024 reflect the annual stock award value for 2024 as determined by the Board and for the first two quarters of 2025 for the directors that were expected to serve on the Board through May 2025. On February 6, 2024, each of the non-employee directors received an award of 2,632 vested shares of Common Stock, representing approximately $156,700 of value based on the stock price as of the date of such award with the exception of Ms. Conjeevaram who elected to receive her shares as restricted stock units, Mr. Atkin and Mr. Roberts who did not stand for re-election at the 2024 annual meeting and Mr. Leathers who was appointed to the Board in May 2024. Messrs. Atkin and Roberts each received an award of 1,053 vested shares, representing approximately $62,700 of value based on the stock price as of the date of the award. On the date of his election to the Board, Mr. Leathers received an award of 1,545 vested shares, representing approximately $118,300 of value based on the stock price as of the date of the award. The Company did not grant stock options to its non-employee directors in 2024.

Deferred Compensation Plan for Non-Employee Directors

Under the Deferred Compensation Plan for Non-Employee Directors, non-employee directors may elect to defer payment of all or a portion of their cash compensation and stock awards granted for their service as a director.

Deferred cash compensation is credited to an account in the form of deferred stock units ("DSUs") equal to a number of DSUs determined by dividing (i) the portion of cash compensation deferred, by (ii) the fair market value of a share of common stock on the date the cash compensation would otherwise have been paid, rounded down to the nearest whole DSU. No fractional DSU will be credited and unused cash attributable to a fractional DSU will be refunded. Each DSU that relates to deferred cash compensation is fully vested. Deferred stock awards are credited to an account in an equal amount of DSUs. The DSUs are subject to the same vesting or other forfeiture restrictions that would have otherwise applied to such stock awards. The DSUs that relate to deferred cash compensation or deferred stock awards shall be settled in the form of shares of common stock in a lump sum on the earliest to occur of: (i) 90 days following the director's separation from service with the Company, (ii) immediately prior to, on or within 30 days following a change in control, (iii) 90 days following the director's disability, or (iv) upon the director's death.

Ms. Conjeevaram was the only director who elected to participate in the Deferred Compensation Plan for Non-Employee Directors during 2024, electing to defer the restricted stock units granted to her in February 2024 into DSUs.

Share Ownership Guidelines

The Company maintains ownership guidelines for the directors to encourage the alignment of their interests with the long-term interests of the Company's shareholders. Each director is required to maintain a minimum ownership interest in the Company. The guideline ownership level is a number of shares of Common Stock having a value equal to at least five times the cash component of the annual base compensation for each director. Each director met the ownership guidelines at December 31, 2024, with the exception of Mr. Leathers, who was appointed as a director on May 7, 2024. The holdings of the directors are summarized in the table entitled "Security Ownership of Certain Beneficial Owners" below.

DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation paid by the Company to its non-employee directors for the year ended December 31, 2024.

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)	Change in Pension Value and Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jerry C. Atkin	$ 100,000	$ 62,700	—	—	—	$ 162,700
Smita Conjeevaram	$ 117,875	$ 156,700	—	—	—	$ 274,575
Derek J. Leathers	$ 80,000	$ 118,300	—	—	—	$ 198,300
Meredith S. Madden	$ 120,375	$ 156,700	—	—	—	$ 277,075
Ronald J. Mittelstaedt	$ 133,125	$ 156,700	—	—	—	$ 289,825
Andrew C. Roberts	$ 61,625	$ 62,700	—	—	—	$ 124,325
Keith E. Smith	$ 141,875	$ 156,700	—	—	—	$ 298,575
James L. Welch	$ 174,750	$ 156,700	—	—	—	$ 331,450

(1) Russell A. Childs, the CEO, President and a director of the Company, is not included in the foregoing table as he was an employee of the Company during 2024 and received no financial remuneration for his service as a director.

(2) Represents the aggregate grant date fair market values of awards as computed under ASC Topic 718. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2024, which are included in the Company's Annual Report on

Form 10-K filed with the Securities and Exchange Commission. All such equity awards are fully vested and none of our non-employee directors holds, or as of December 31, 2024 held any unvested equity awards, and Ms. Conjeevaram held 2,632 DSUs (all of which were fully vested).

(3) Messrs. Atkins and Roberts, who did not stand for election at the 2024 Annual Meeting, served as directors for a portion of 2024, and their compensation was adjusted accordingly.

(4) Mr. Leathers, who was elected to the Board at the 2024 Annual Meeting, served as a director for a portion of 2024, and his compensation was adjusted accordingly.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Parties

Since the beginning of the year ended December 31, 2024 through the date of this Proxy Statement, the Company did not have any transactions with related parties that required disclosure.

Review and Approval of Transactions with Related Parties

The Company believes that transactions between the Company and its directors and executive officers, or between the Company and persons related to directors and executive officers of the Company, present a heightened risk of creating or appearing to create a conflict of interest. Accordingly, the Company has adopted a policy regarding related-party transactions that has been approved by the Board and incorporated into the Charter of the Audit Committee. The policy provides that the Audit Committee will review all transactions between the Company and related persons (as defined in Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission) for potential conflicts of interest. Under the Company's policy, all transactions between the Company and related persons are required to be submitted to the Audit Committee for approval prior to the Company's entry or participation in such transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Security Ownership of Directors and Executive Officers

The following table sets forth the beneficial ownership of the Common Stock as of March 6, 2025, for each director and nominee for director, each Named Executive, and by all directors (including nominees) and executive officers of the Company as a group. In computing the number and percentage of shares beneficially owned by each person, the table includes any shares that the beneficial owner has the right to acquire within 60 days of March 6, 2025.

Name	Number of Shares of Common Stock Beneficially Owned	Beneficial Ownership Percentage (1)
Russell A. Childs	224,930	(2)
Robert J. Simmons	59,681	(2)
Wade J. Steel	56,345	(2)
Greg S. Wooley	16,196	(2)
Eric J. Woodward	27,447	(2)
Smita Conjeevaram	10,644	(2)
Derek J. Leathers	1,545	(2)
Meredith S. Madden	28,832	(2)
Ronald J. Mittelstaedt	11,283	(2)
Keith E. Smith	21,283	(2)
James L. Welch	46,462	(2)
All officers and directors (including nominees) as a group (11 persons)	504,648	1.2 %

(1) Based on 40,621,774 shares outstanding as of March 6, 2025.

(2) Less than one percent of the total shares outstanding as of March 6, 2025.

Security Ownership of Other Beneficial Owners

As of March 6, 2025, except to the extent indicated otherwise in the footnotes, the Company's records and other information available from outside sources indicated that the following shareholders were beneficial owners of more than five percent of the outstanding shares of Common Stock. The information following is as reported in filings with the Securities and Exchange Commission. The Company is not aware of any other beneficial owner of more than five percent of the Common Stock.

Name	Amount of Beneficial Ownership Common Stock Shares	Percent of Class
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	6,522,531 (1)	16.1 %
The Vanguard Group 100 Vanguard Blvd Malvern, PA 19355	4,912,802 (2)	12.1 %
Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One Austin, TX 78746	3,448,284 (3)	8.5 %

(1) Based on a Schedule 13G/A filed on January 22, 2024 by BlackRock, Inc., which stated therein that it has sole voting power over 6,440,277 shares and sole dispositive power over 6,522,531 shares as of December 29, 2023.

(2) Based on a Schedule 13G/A filed on February 13, 2024 by The Vanguard Group, Inc., which stated therein that it has shared voting power over 35,742 shares, sole dispositive power over 4,854,945 shares and shared dispositive power over 57,857 shares as of December 29, 2023.

(3) Based on a Schedule 13G/A filed on February 9, 2024 by Dimensional Fund Advisors LP, which stated therein that it has sole voting power over 3,400,309 shares and sole dispositive power over 3,448,284 shares as of December 29, 2023.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information regarding the Company's equity compensation plans as of December 31, 2024.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders (1)	941,729	$ —	3,691,515 (2)

(1) Consists of the Company's SkyWest Inc. Amended and Restated 2019 Long-Term Incentive Plan and the Employee Stock Purchase Plan. Performance awards are included at "target" levels. As of December 31, 2024, there were no outstanding stock options.

(2) Includes 240,866 shares remaining available for future issuance under the Employee Stock Purchase Plan, of which 13,593 were eligible to be purchased during the purchase period in effect on December 31, 2024.

PROPOSAL 2
ADVISORY VOTE ON NAMED EXECUTIVE COMPENSATION

Background

Section 14A of the Exchange Act, which was enacted pursuant to the Dodd Frank Wall Street Reform and Consumer Protection Act, requires that the Company provide its shareholders with the opportunity to vote on an advisory (non-binding) resolution to approve the compensation of the Named Executives (referred to as a "Say-on-Pay" proposal) as disclosed in this Proxy Statement.

Accordingly, the following resolution will be submitted to the Company's shareholders for approval at the Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executives, as disclosed in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2024 Executive Compensation table and the other related tables and disclosure."

As described in detail under the heading "Compensation Discussion and Analysis," the Board believes the Company's compensation of the Named Executives achieves the primary goals of (i) attracting and retaining experienced, well-qualified executives capable of implementing the Company's strategic and operational objectives, (ii) aligning management compensation with the creation of shareholder value on an annual and long term basis, and (iii) linking a substantial portion of the Named Executives' compensation with long term Company performance and the achievement of pre-determined goals, while at the same time avoiding the encouragement of unnecessary or excessive risk taking. The Board encourages you to review in detail the Compensation Discussion and Analysis beginning on page 23 of this Proxy Statement and the executive compensation tables beginning on page 42 of this Proxy Statement. In light of the information set forth in such sections of this Proxy Statement, the Board believes the compensation of the Named Executives for the fiscal year ended December 31, 2024, was fair and reasonable and that the Company's compensation programs and practices are in the best interests of the Company and its shareholders.

The vote on this Say-on-Pay resolution is not intended to address any specific element of compensation; rather, the vote relates to all aspects of the compensation of the Named Executives, as described in this Proxy Statement. While this vote is only advisory in nature, which means that the vote is not binding on the Company, the Board and the Compensation Committee (which is composed solely of independent directors), value the opinion of the Company's shareholders and will consider the outcome of the vote when addressing future compensation arrangements.

Voting

Assuming a quorum is present at the Meeting, approval of Proposal 2 (on a non-binding, advisory basis) requires that the number of votes cast at the Meeting, in person or by proxy, in favor of the proposal exceeds the number of votes cast in opposition to the proposal.

The Board Recommends that Shareholders Vote *FOR* Approval of the Compensation of the Named Executives, as disclosed in this Proxy Statement.

PROPOSAL 3
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Following an evaluation by the Audit Committee and by the Company's management of the performance of Ernst & Young LLP during the prior fiscal year, the Audit Committee has recommended and approved the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm to examine the consolidated financial statements of the Company for the year ending December 31, 2025. The Company is seeking shareholder ratification of such action.

Shareholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm is not required by our Amended and Restated Bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young LLP to shareholders for ratification as a matter of good corporate practice. If the shareholders do not ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company.

It is expected that representatives of Ernst & Young LLP will attend the Meeting, will have an opportunity to make a statement if they desire and will be available to respond to appropriate questions.

Voting

Assuming a quorum is present at the Meeting, approval of Proposal 3 requires that the number of votes cast at the Meeting, in person or by proxy, in favor of the proposal exceeds the number of votes cast in opposition to the proposal.

The Board Recommends that Shareholders Vote *FOR* the Ratification of Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the year ending December 31, 2025.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table represents aggregate fees billed to us for services related to the years ended December 31, 2024 and 2023, by Ernst & Young LLP ("EY"):

	Year Ended December 31,	
	2024	**2023**
Audit Fees (1)	$ 1,550,057	$ 1,441,792
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$ 1,550,057	$ 1,441,792

(1) Audit Fees consist of fees and related expenses for the annual audit of the Company's financial statements, including the integrated audit of internal control over financial reporting and the quarterly reviews of the Company's financial statements included in its Quarterly Reports on Form 10-Q.

Pre-Approval Policies and Procedures

The Audit Committee charter provides that the Audit Committee shall pre-approve all external audit services, internal control-related services and permissible non-audit services (including the fees and terms thereof), subject to certain specified exceptions. The Audit Committee has also adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all of its services by the Audit Committee or the Chair of the Audit Committee. When services are pre-approved by the Chair of the Audit Committee, notice of such approval is given to the other members of the Audit Committee and presented to the full Audit Committee for ratification at its next scheduled meeting. The Audit Committee considers whether the provision of each non-audit service is compatible with maintaining the independence of the auditors. All of the services listed above were pre-approved by the Audit Committee in accordance with this policy.

REPORT OF THE AUDIT COMMITTEE

Management of the Company has primary responsibility for the Company's financial statements and internal control over the Company's financial reporting. EY, the Company's independent registered public accounting firm, has responsibility for the integrated audit of the Company's financial statements and internal control over financial reporting. It is the responsibility of the Audit Committee to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with representatives of EY and Protiviti, Inc. ("Protiviti"), the Company's principal internal auditor, without the presence of management, to ensure candid and constructive discussions about the Company's compliance with accounting standards and best practices among public companies comparable in size and scope to the Company.

At its meetings during the year ended December 31, 2024, the Audit Committee reviewed and discussed the following topics, among other matters: financial performance; financial reporting practices; quarterly and annual reports, including Management's Discussion and Analysis of Financial Condition and Results of Operations; cybersecurity matters and risks and information technology controls; enterprise risk management and risk assessment; legal and regulatory issues; accounting and financial management issues; critical accounting policies and critical audit matters; accounting standards; airline industry matters; and a summary of calls received on the Company's anonymous whistleblower hotline. The Audit Committee held separate executive sessions regularly with representatives of EY, Protiviti and the Company's legal counsel, during which the following topics, among other matters, were discussed: financial management, accounting, internal controls, finance and accounting staffing, legal matters and compliance issues. The Audit Committee also regularly reviewed with its outside advisors material developments in the law and accounting literature that could be pertinent to the Company's financial reporting practices.

In addition, the Audit Committee reviewed management's report on internal control over financial reporting, required under Section 404 of the Sarbanes Oxley Act of 2002 and related rules. As part of this review, the Audit Committee reviewed the bases for management's conclusions in that report, and also reviewed the report of the independent registered public accounting firm on internal control over financial reporting. Throughout the year ended December 31, 2024, the Audit Committee reviewed management's plan for documenting and testing controls, the results of their documentation and testing, any deficiencies discovered and the resulting remediation of any such deficiencies.

In connection with the financial statements for the year ended December 31, 2024, the Audit Committee has:

(1) reviewed and discussed the audited financial statements with management;

(2) discussed with EY, the Company's independent registered public accounting firm, the matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board ("PCAOB") and the Securities and Exchange Commission; and

(3) received the written disclosures and letter from EY regarding the auditors' independence required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence, and has discussed with EY its independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board at the February 4, 2025 meeting of the Board that the Company's audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission. The Board approved this inclusion.

The Audit Committee

Keith E. Smith, Chair
Smita Conjeevaram
Derek J. Leathers
Ronald J. Mittelstaedt

The information contained in this Audit Committee Report shall not be deemed to be "soliciting material," to be "filed" with the Securities and Exchange Commission or be subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference into any filing of SkyWest, Inc., except to the extent that SkyWest, Inc. specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Exchange Act.

PROPOSAL 4
SHAREHOLDER PROPOSAL REGARDING
COLLECTIVE BARGAINING POLICY

Background

As You Sow, on behalf of LongView 600 Small Cap Index Fund, a shareholder of the company, has advised the Company that it intends to present the following proposal at the Meeting. The Company will provide the address of the shareholder and the number of the Company's securities that the shareholder owns promptly upon request. If the shareholder or its qualified representative is present at the Meeting and properly submits the shareholder proposal for a vote, then the proposal will be voted on at the Meeting. In accordance with federal securities laws, the proposal is presented below as submitted to the Company and is quoted verbatim. The Company disclaims all responsibility for the content of the proposal and the supporting statement, including other sources referenced in the supporting statement.

For the reasons set forth in the Board's Statement in Opposition, which follows the shareholder proposal, the Board unanimously recommends that shareholders vote AGAINST the proposal.

Shareholder Proposal

WHEREAS: Freedom of association and collective bargaining are fundamental human rights under internationally recognized human rights frameworks. According to the International Labour Organization (ILO), "Freedom of association refers to the right of workers ... to create and join organizations of their choice freely and without fear of reprisal or interference."[1]

The United States has seen a "revival of union power" leading to significant changes in employee contracts in multiple industries.[2] A Gallup poll found that 70 percent of Americans approve of unions, their highest approval rating in 60 years.[3] In line with this, several companies, including Southwest Airlines, United Airlines, American Airlines, and JetBlue, have taken meaningful steps to strengthen their policies and practices.

Should SkyWest's brand be linked to anti-union rhetoric or practices, it risks losing customers. Moreover, the presence of unions has been positively correlated with low turnover, improved diversity, investment in training, and reduced legal and regulatory violations.[4] Conversely, companies that actively oppose unionization experience declines in productivity relative to those that are less opposed; "the overall negative effects are driven by manager's or owner's dislike of working with unions rather than economic costs of unions."[5]

The Association of Flight Attendants-CWA has filed a federal lawsuit alleging that SkyWest funds an internal employee association, the SkyWest Inflight Association (SIA), intended to replace independent unionization.[6] SkyWest is alleged to have retaliated against employees seeking independent union representation and interfered with employees' choice of union representatives, in violation of the Railway Labor Act.[7] The United States Department of Labor (DOL) is also seeking a declaration that SIA elections are void.[8]

SkyWest representatives have stated that, "SkyWest Airlines and SIA are separate organizations," while the former president of SIA, Romero Malone, has stated "There is utterly no separation between management and the labor union, from the pay to the voter operating system."[9]

Given this inconsistency, the Non-Interference Policy requested would provide investors with greater confidence that SkyWest is appropriately managing its relationship to labor.

RESOLVED: Shareholders request the Board adopt and disclose a Non-Interference Policy upholding the rights to

freedom of association and collective bargaining in its operations, as reflected in the International Labour Organization's Declaration on Fundamental Principles and Rights at Work.

SUPPORTING STATEMENT: The Policy should contain commitments to:

- Non-interference when employees exercise their right to form or join a trade union, including prohibiting SkyWest from undermining this right or pressuring employees seeking to form or join a company-hosted organization intended to represent employees;

- Good faith and timely collective bargaining if employees form or join a trade union;

- Where national or local law is silent or differs from international human rights standards, following the higher standard; and

- Processes to identify, prevent, account for, and remedy any practices that violate or are inconsistent with the Policy.

_____

[1]   https://www.ilo.org/actrav/events/WCMS_315488/lang--en/index.htm
[2]   https://hbr.org/2023/10/are-we-seeing-a-revival-of-union-power
[3]   https://www.afge.org/article/new-gallup-poll-70-of-americans-approve-of-labor-unions/
[4]   https://www.workerscapital.org/our-resources/shared-prosperity-the-investor-case-for-freedom-of-association-and-collective-bargaining/
[5]   https://www.census.gov/content/dam/Census/newsroom/press-kits/2023/assa/unionization-employer-opposition-preview.pdf, p.3
[6]   https://www.afacwa.org/skywest_management_illegal_retaliation
[7]   https://airlinegeeks.com/2024/08/15/lawsuit-against-skywest-and-its-labor-group-takes-new-turn/#
[8]   https://static1.squarespace.com/static/626843bda1232f0ba9616158/t/669575a7d220842bbdbde555/1721071016301/DOL+Lawsuit+Against+SkyWest+Inflight+Association+7+15+24.pdf
[9]   https://www.theguardian.com/us-news/article/2024/aug/14/skywest-airlines-fake-union-lawsuit

STATEMENT IN OPPOSITION

The Board of Directors has considered this proposal and believes its adoption would be detrimental to the interests of the Company, our people, and our shareholders. The proponent submitted substantially the same proposal at SkyWest's 2024 annual meeting of shareholders, citing an AFA lawsuit, claiming SkyWest "retaliated against employees seeking independent union representation." Since the filing of this lawsuit, these employees were indicted and charged with felony Computer Attack and Possession of Another's Identification Documents. It was the criminal acts of these employees, not their union organizing activities, which was the basis for their termination. Our shareholders did not approve this proposal last year, and we encourage shareholders to do the same this year. For these reasons and for the reasons set forth below, the Board of Directors again recommends that shareholders vote **AGAINST** the proposal.

This proposal is unnecessary because SkyWest already follows a policy of non-interference, which is not only required by U.S. law under the Railway Labor Act (RLA), but also is the best business practice.

Simply stated, the proposal asks the Company to do something that it is already doing – and which is required by law – which is to allow our employees to decide how they will collectively negotiate with the Company. The RLA guarantees the rights of airline employees to organize and bargain collectively with their employers and prohibits airline employers from interfering in organizing activities. SkyWest has conducted, and will continue to conduct, its business in accordance with the RLA.

SkyWest culture is firmly rooted in taking care of our people, as is evidenced by our ongoing investments in our people far beyond other regional carriers.

SkyWest provides the best total compensation in the regional airline industry. Together with our people, SkyWest has created an environment of top wages, best-in-class work rules, the unmatched ability to work from one of 20 crew bases, profit sharing, unrivaled travel and other benefits, as well as the opportunity for both personal and professional growth. Moreover, SkyWest crewmembers enjoy working on the newest and largest fleet of dual-class aircraft in the regional airline industry.

Additionally, SkyWest has worked with every major operational workgroup in recent years, including our pilots, flight attendants and mechanics, to secure significant increases in each of their pay scales and bonuses. For example, SkyWest provided a 35% increase in starting pay for our flight attendants in 2023.

SkyWest puts our people first. During the pandemic, SkyWest acted quickly to protect jobs and avoid furloughs. While union contracts at other airlines forced competitors to deal with the downturn through furloughs, SkyWest had the unique opportunity to work quickly with our people to lead the industry with innovative, voluntary and flexible programs to protect jobs – well ahead of any government aid.

Despite operating a mere fraction of its flights amidst a nation of nearly vacant airports, SkyWest did not furlough a single crewmember or mechanic. In fact, SkyWest has never furloughed a crewmember or mechanic in its 53 years of operations.

SkyWest openly communicates with – and listens to – our employees. SkyWest believes that our people are our competitive advantage, and that our positive working relationship with each of our operational workgroups benefits both the Company and our people. SkyWest's culture enables open and honest communication, facilitates timely and direct negotiation, and provides employees with unparalleled avenues for direct input to management – both individually and collectively. This has resulted in SkyWest employees receiving the top pay and best work rules in the regional airline industry.

SkyWest's "people-first" culture has been widely recognized. SkyWest is widely recognized as a top-performing airline and has been recognized as one of America's Greatest Workplaces for Diversity and America's Greatest Workplaces for Women by Newsweek, one of America's Best Midsize Companies by TIME Magazine and Statista, a Great Place to Work ® and has been named to Forbes America's Best Large Employers list. SkyWest is also recognized as a great place to work by its employees, whose reviews and feedback have placed SkyWest on Glassdoor's Best Places to Work.

The proposal could be detrimental to SkyWest's relationship with its employees.

SkyWest has always respected our employees' choices and encouraged honest, transparent, and respectful dialogue. SkyWest's existing policies protect the rights of our workers. These policies include, but are not limited to, a "no retaliation" policy against any employee who reports a suspected violation of law or policy, including harassment or discrimination. Our existing policies and current collaborative model have secured the highest compensation and best work rules in the regional industry for SkyWest people.

The policy that the proponent is asking the Company to adopt would require that SkyWest voluntarily waive its legal rights under the RLA and deprive employees of the opportunity to learn the facts about third-party representation and its impact on SkyWest's positive relationship with our people. Requiring SkyWest to disengage from a matter as important as union representation would, in essence, allow an outside entity to drastically change the culture we have worked together with our people to build. SkyWest has always been committed to the rights of its employees to make an informed decision regarding union representation. However, the policy required by this proposal would negatively impact SkyWest's positive relationship with our people by stifling communication between the Company and the very employees that the policy seeks to protect.

Further, the proponent's supporting statement implies SkyWest's brand and relationship with its employees are at risk without the adoption of this policy. To the contrary, the proposal is asking the Company to allow third parties to drastically change the culture of SkyWest. The greater risk to the Company would be the disruption of that culture that is firmly grounded in open and honest dialogue with its employees.

Together with our people, SkyWest has created a positive and constructive environment with top compensation, best-in-class work rules, and opportunity for both personal and professional growth for employees. SkyWest believes that our track record of positively working with our employees, best-in-industry practices and overall employee satisfaction are the direct result of its current, collaborative, open-door culture. In the highly competitive industry in which we operate, it is as important as ever to take care of our people. Efforts to derail these practices by stifling the Company's communications with our employees would be counterproductive.

The Board Recommends that Shareholders Vote AGAINST the Shareholder Proposal.

SHAREHOLDER PROPOSALS FOR THE 2026 ANNUAL MEETING OF SHAREHOLDERS

If any shareholder intends to present a proposal to be considered for inclusion in the Company's proxy materials in connection with the Company's 2026 Annual Meeting of Shareholders, the proposal must be in proper form (per Securities and Exchange Commission Regulation 14A, Rule 14a-8—Shareholder Proposals) and received by the Chief Financial Officer of the Company on or before November 25, 2025. Shareholder proposals to be presented at the 2026 Annual Meeting of Shareholders which are not to be included in the Company's proxy materials must be received by the Company no earlier than February 5, 2026, and no later than February 25, 2026, in accordance with the procedures set forth in the Company's Amended and Restated Bylaws. In addition to satisfying the foregoing requirements under the Company's Amended and Restated Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 7, 2026. The Company intends to file a proxy statement and white proxy card with the Securities and Exchange Commission in connection with its solicitation of proxies for the Company's 2026 Annual Meeting of Shareholders.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

In instances in which multiple holders of the Common Stock share a common address and are the beneficial owners, but not the record holders, of those shares of Common Stock, the holders' banks, brokers or other nominees may only deliver one copy of this Proxy Statement and the Company's 2024 Annual Report to Shareholders, unless the applicable bank, broker or nominee has received contrary instructions from one or more of the shareholders. The Company will deliver promptly, upon written request, a separate copy of this Proxy Statement and the Company's 2024 Annual Report to Shareholders to any shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of this Proxy Statement and the Company's 2024 Annual Report to Shareholders should submit a request in writing to Robert J. Simmons, Chief Financial Officer of the Company, 444 South River Road, St. George, Utah 84790, Telephone: (435) 634-3200. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

OTHER BUSINESS

The Company's management does not know of any other matter to be presented for action at the Meeting. However, if any other matters should be properly presented at the Meeting, it is the intention of the persons named in the accompanying proxy to vote said proxy in accordance with their best judgment.

Robert J. Simmons

Chief Financial Officer

St. George, Utah

March 25, 2025

APPENDIX A
TO
PROXY STATEMENT

Reconciliation of Non-GAAP Financial Measures

The non-GAAP information presented in this proxy statement should not be considered in isolation or as a substitute for any measure derived in accordance with GAAP. The non-GAAP information may also be inconsistent with the manner in which similar measures are derived or used by other companies. Management uses such non-GAAP information for financial and operational decision-making purposes and as a means to evaluate period-over-period comparisons and in forecasting the Company's business going forward. Management believes that the presentation of such non-GAAP information, when considered in conjunction with the most directly comparable GAAP information, provides additional useful comparative information for investors in their assessment of the underlying performance of the Company's business without regard to these items.

Reconciliation to Adjusted Pre-Tax Earnings (Unaudited)

(in thousands)

	Year Ended December 31, 2024
GAAP pre-tax earnings.	$ 432,143
Revenue deferred (recognized) (1)	(37,037)
Increase in unbilled revenue (1)	(7,871)
Adjusted pre-tax earnings	$ 387,235

(1) These adjustments allow investors to better understand and analyze our recurring core performance in the periods presented. These items were not contemplated during the goal setting process for the purpose of the annual cash incentives. These adjustments were also applied to the SkyWest Airlines GAAP pre-tax earnings for the purpose of the annual cash incentives.

Reconciliation to Adjusted EBITDA (Unaudited)

(in thousands)

	Year Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
GAAP operating income	$ 494,657	$ 104,069	$ 181,162	$ 275,867	$ 108,802
Depreciation and amortization	383,880	383,115	394,552	440,198	474,959
Revenue deferred (recognized) (1)	(37,037)	229,862	40,812	(6,832)	110,728
Unbilled revenue decrease (increase) (1). .	(7,871)	12,601	(11,491)	(8,404)	—
Non-cash impairment charges (2).	—	2,318	51,384	84,592	—
Adjusted EBITDA.	$ 833,629	$ 731,965	$ 656,419	$ 785,421	$ 694,489

(1) These adjustments allow investors to better understand and analyze our recurring core performance in the periods presented. These items were not contemplated during the goal setting process.

(2) These adjustments allow investors to better understand and analyze our recurring core performance in the periods

presented. These items were not contemplated during the goal setting process.

Reconciliation to Free Cash Flow (Unaudited)

(in thousands)

	Year Ended December 31, 2024
Adjusted EBITDA.	$ 833,629
Non- aircraft capital expenditures	(182,273)
Free cash flow	$ 651,356

OFFICERS AND DIRECTORS
SKYWEST, INC.

As of December 31, 2024

SKYWEST, INC

Russell A. Childs
Chief Executive Officer & President
Member of the Board since 2016

Robert J. Simmons
Chief Financial Officer

Wade J. Steel
Chief Commercial Officer

Eric J. Woodward
Chief Accounting Officer

Justin L. Esplin
Vice President, Information
Technology

SKYWEST AIRLINES, INC

Greg S. Wooley
Executive Vice President, Operations

Tracy T. Gallo
Senior Vice President, Flight
Operations

Sonya P. Wolford
Senior Vice President, InFlight
Services

Bradley W. Blake
Vice President, Operations Control
Center

Lori A. Hunt
Vice President, Airport Operations

Joe S. Sigg
Vice President, Maintenance

BOARD OF DIRECTORS

James L. Welch
Chairman of the Board
Elected Chairman 2024
Member, Nominating & Corporate
Governance Committee
Member of the Board since 2007

Smita Conjeevaram
Member, Audit Committee
Member, Compensation Committee
Member, Safety & Compliance
Committee
Member of the Board since 2021

Derek J. Leathers
Member, Audit Committee
Member, Nominating & Corporate
Governance Committee
Member, Safety & Compliance
Committee
Member of the Board since 2024

Meredith S. Madden
Chairman, Safety & Compliance
Committee
Member, Compensation Committee
Member, Nominating & Corporate
Governance Committee
Member of the Board since 2015

Ronald J. Mittelstaedt
Chairman, Compensation Committee
Member, Audit Committee
Member, Nominating & Corporate
Governance Committee
Member, Safety & Compliance
Committee
Member of the Board since 2013

Keith E. Smith
Chairman, Audit Committee
Chairman, Nominating & Corporate
Governance Committee
Member, Compensation Committee
Member of the Board since 2013

SPECIAL CONSULTANT TO THE BOARD

Steven F. Udvar-Hazy
Member of the Board from 1986-2022

CORPORATE INFORMATION

Headquarters
444 South River Road
St. George Utah 84790
P: 435.634.3000
inc.skywest.com
NASDAQ Stock Symbol: SKYW

Independent Public Accountants
Ernst & Young, LLP
15 W South Temple, Suite 1800
Salt Lake City, Utah 84101

Registrar and Transfer Agent
Zions First National Bank
Stock Transfer Department
PO Box 9088
Salt Lake City, Utah 84130



inc.skywest.com